 As filed with the Securities and Exchange Commission on March 16, 1999.

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                             Amendment No. 2

                                    to
                                  FORM 20-F/A

(Mark One)

[X]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[_]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                       For the fiscal year ended:

                                      OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  for the transition period from      to

                       Commission file number: 001-14499

                          EMBRATEL PARTICIPACOES S.A.

            (Exact name of Registrant as specified in its charter)

                           Embratel Holding Company
                (Translation of Registrant's name into English)

                       The Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

              SCN-Quadra CN2, Lote F, 2(degrees) Andar, Sala 204
                              Brasilia-DF, Brazil
                   (Address of principal executive offices)

  Securities registered or to be registered pursuant to Section 12(b) of the
                                     Act:


         Title of each class        Name of each exchange on which registered
         -------------------        -----------------------------------------
   Preferred Shares, without par
    value..........................         New York Stock Exchange*

--------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange

  Securities registered or to be registered pursuant to Section 12(g) of the
                                   Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d)
                               of the Act: None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last fiscal year covered by this Registration Statement: None

  Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                                  Yes   No X

   Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17   Item 18 X

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

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
          PRESENTATION OF INFORMATION...................................    ii
          GLOSSARY OF TERMS.............................................     v
          EXCHANGE RATES................................................  viii

                                     PART I

 ITEM 1.  Description of Business.......................................     1
 ITEM 2.  Description of Property.......................................    25
 ITEM 3.  Legal Proceedings.............................................    25
 ITEM 4.  Control of Registrant.........................................    26
 ITEM 5.  Nature of Trading Market......................................    26
 ITEM 6.  Exchange Controls and Other Limitations Affecting Security
          Holders.......................................................    28
 ITEM 7.  Taxation......................................................    30
 ITEM 8.  Selected Financial Data.......................................    34
 ITEM 9.  Management's Discussion and Analysis of Financial Condition
          and Results of Operations.....................................    38
 ITEM 9A. Quantitative and Qualitative Disclosures about Market Risk....    60
 ITEM 10. Directors and Officers of Registrant..........................    61
 ITEM 11. Compensation of Directors and Officers........................    63
 ITEM 12. Options to Purchase Securities from Registrant or
          Subsidiaries..................................................    63
 ITEM 13. Interest of Management in Certain Transactions................    63

                                    PART II

 ITEM 14. Description of Securities to be Registered....................    64

                                    PART III

 ITEM 15. Defaults upon Senior Securities...............................    77
 ITEM 16. Changes in Securities and Changes in Security for Registered
          Securities....................................................    77

                                    PART IV

 ITEM 17. Consolidated Financial Statements.............................    77
 ITEM 18. Consolidated Financial Statements.............................    77
 ITEM 19. Consolidated Financial Statements and Exhibits................    77

                          PRESENTATION OF INFORMATION

Overview

  Embratel Participacoes S.A. (the "Registrant"), a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), was formed upon the reorganization of Telecomunicacoes Brasileiras S.A.--Telebras ("Telebras"), a corporation organized under the laws of Brazil that, together with its operating subsidiaries (the "Telebras System"), was the primary supplier of public telecommunications services in Brazil. On May 22, 1998, the shareholders of Telebras approved the restructuring of the Telebras System to form, in addition to Telebras, twelve new telecommunications companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao or "split-up". The New Holding Companies were allocated substantially all of the assets and liabilities of Telebras, including the shares held by Telebras of the operating subsidiaries of the Telebras System. The New Holding Companies, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one domestic and international long-distance operator. The restructuring of the Telebras System into the New Holding Companies and their respective subsidiaries is referred to in this Registration Statement on Form 20-F (the "Registration Statement") as the "Breakup" of Telebras. See "Description of Business--Background" and "--The Company."

  The Registrant is one of the New Holding Companies formed upon the Breakup of Telebras. In the Breakup, all of the share capital of Empresa Brasileira de Telecomunicacoes ("Embratel") held by Telebras (representing 98.7% of the total share capital of Embratel) was transferred to the Registrant. Embratel is the primary provider of domestic and international long-distance telephone services in Brazil, as well as other telecommunications services such as data communication, text, sound and image transmission, and internet services.

  The Registrant's principal assets are the shares of its operating subsidiary Embratel. The Registrant relies almost exclusively on dividends from Embratel to meet its needs for cash, including for the payment of dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  As used herein, the "Company" refers to the Registrant and its consolidated subsidiary Embratel.

Presentation of Financial Information

 Financial Statements and Minority Interests


  The audited consolidated balance sheets included herein as of December 31, 1996 and 1997 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 1995, 1996 and 1997 (including the notes thereto, the "Consolidated Financial Statements") and the unaudited consolidated condensed balance sheet included herein as of September 30, 1998 and the related unaudited consolidated condensed statements of operations and cash flows for the nine months ended September 30, 1997 and 1998 (including the notes thereto, the "Unaudited Consolidated Condensed Financial Statements") are the consolidated financial statements of the Registrant. The portion of equity and income attributable to shareholders other than the Registrant is reflected as "minority interests" in the Consolidated Financial Statements and the Unaudited Consolidated Condensed Financial Statements. At December 31, 1997 and September 30, 1998, such minority shareholders owned 1.7% and 1.25%, respectively, of the share capital of Embratel. Approximately 60% of the minority interests in Embratel are held by institutional shareholders, including pension funds, mutual funds and telecommunications companies. These shareholders obtained their interests in Embratel in auctions held in April 1988, December 1991, and February 1997, whereby Companhia Vale do Rio Doce S.A., Banco do Brasil S.A. and Centrais Eletricas Brasileiras S.A., then state-owned companies that formerly held interests in Embratel, sold their interests to the public. The remainder of the minority interests is held by Camara de Liquidacao e Custodia, a clearing house of the Rio de Janeiro Stock Exchange.

 Formation of Registrant

  The formation of the Registrant through the spin-off from Telebras has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the Registrant that were spun off from Telebras were transferred at their indexed historical cost. See Notes 2 and 28 to the Consolidated Financial Statements.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of the Registrant were established. Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and, in the case of the Registrant, resulted in a decrease of R$210,432,000 in relation to the Company's historical retained earnings. See Note 28 to the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

 Effects of Inflation

  The Consolidated Financial Statements and the Unaudited Consolidated Condensed Financial Statements contained herein were prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP") and are presented in Brazilian reais. Pursuant to Brazilian GAAP, the Consolidated Financial Statements and, unless otherwise specified, the other financial information for periods ending on or before December 31, 1997 presented herein recognize certain effects of changes in the purchasing power of Brazilian currency due to inflation and have been indexed and expressed in constant reais of December 31, 1997 purchasing power. Such restatement has been effected in accordance with Brazilian GAAP using the integral restatement method (correcao integral) required under Brazilian GAAP through December 31, 1997. Inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense caption in the income statement. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income (expense). See Note 2a to the Consolidated Financial Statements. The Unaudited Consolidated Condensed Financial Statements as of and for the nine months ended September 30, 1997 were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented and are stated in constant currency as of December 31, 1997.

  Until December 31, 1995, the relevant inflation index selected by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM") and the one used for the constant currency method under Brazilian GAAP was the Unidade Fiscal de Referencia (the "UFIR"). Since January 1, 1996, the CVM has no longer required that the constant currency method of accounting be used in the preparation of the consolidated financial statements of publicly traded Brazilian companies. Restatement in constant currency is now optional under CVM rules and any general price index may be used. The Brazilian Institute of Accountants has recommended that the Indice Geral de Precos--Mercado (the General Prices Index-Market or the "IGP-M") be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its consolidated financial statements in accordance with the constant currency method effective January 1, 1996. See Note 2a to the Consolidated Financial Statements and Unaudited Consolidated Condensed Financial Statements.


  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. Although the Brazilian Institute of Accountants has not yet issued instructions to discontinue restating financial information to constant currency, the Company's management has concluded that the effects of inflation at the rate of 1.6% for the nine months ended September 30, 1998 are not material. Accordingly, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 became the new basis for accounting, and the consolidated statement of income for the nine months ended September 30, 1998 has not been restated for inflation, except for the effect of depreciation expense being calculated using balances for fixed assets restated to December 31, 1997.

Currency Translations

  All references herein to (i) the "real", "reais" or "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil and (ii) "U.S. dollars", "dollars" or "US$" are to United States dollars. As of July 1, 1994, the denomination of the Brazilian currency unit was changed to the real from the cruzeiro real (each real being equal to 2,750 cruzeiros reais at such time). All amounts in cruzeiros reais have been restated in reais in this Registration Statement. Certain amounts herein may not sum due to rounding.

  This Registration Statement contains translations of certain real amounts into U.S. dollars solely for the convenience of the reader. These translations should not be construed as representations that the real amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at the commercial buying rate for the purchase of U.S. dollars (the "Commercial Market Rate") published by Banco Central do Brasil (the "Central Bank of Brazil") for September 30, 1998, which was R$1.1856 to US$1.00. The noon buying rate in New York City for cable transfers in reais as certified by the Federal Reserve Bank of New York has not been consistently reported for Brazilian currency during the periods for which data are presented in this Registration Statement. See "Exchange Rates" for information regarding rates of exchange.

Market Information

  Upon the Breakup of Telebras, holders of common and preferred Telebras shares ("Telebras Common Shares" and "Telebras Preferred Shares" and, together, "Telebras Shares") were deemed under Brazilian law to own, in addition to such Telebras Shares, one common or preferred share, as applicable, of each New Holding Company for each such Telebras Share held by them. Following the Breakup and until September 21, 1998, the Telebras Common Shares and the common shares of the New Holding Companies traded only as a unit on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges (together with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, the "Brazilian Stock Exchanges"). Similarly, the Telebras Preferred Shares and the preferred shares of the New Holding Companies traded only as a unit on the Brazilian Stock Exchanges during this period. Telebras American Depositary Shares ("Telebras ADSs"), each originally representing 1,000 Telebras Preferred Shares, continued to trade on the New York Stock Exchange, Inc. (the "NYSE"), except that following the Breakup and until November 16, 1998, each Telebras ADS represented 1,000 Telebras preferred shares and 1,000 preferred shares of each of the New Holding Companies. On September 21, 1998, the common shares and preferred shares of each New Holding Company were distributed in Brazil and commenced trading separately on the Brazilian Stock Exchanges. On November 16, 1998, American Depositary Shares representing preferred shares of each New Holding Company, including those of the Registrant, were issued and commenced trading separately on the NYSE. The ADSs of the Registrant commenced trading prior to the effectiveness of this Registration Statement pursuant to Rule 12a-5 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "Nature of Trading Market" and "Description of Securities to be Registered--Description of American Depositary Receipts in respect of Preferred Shares."

  References herein to the "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Registrant. References to the American Depositary Shares or "ADSs" are to American Depositary Shares, each representing 1,000 Preferred Shares, of the Registrant. The ADSs are evidenced by American Depositary Receipts ("ADRs").

                               GLOSSARY OF TERMS

  The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Registration Statement.

  Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge".

  Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

  AMPS (Advanced Mobile Phone Service): An analog cellular telephone service standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

  Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

  Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

  ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

  Automatic international roaming: A service which permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may receive calls made to the subscriber's regular cellular number (such calls are "automatically" passed to the foreign operator's network).

  Band A Operator: A former Telebras cellular operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A".

  Band B Operator: A cellular operator that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B".

  Base station: In cellular mobile telecommunications, a radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

  Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

  CATV (Cable television): Cable or fiber-based distribution of TV programs.

  CDMA (Code Division Multiple Access): A standard of digital cellular technology.

  Cell: The geographic area covered by a single base station in a cellular mobile phone system.

  Cell splitting: The process of dividing cells into smaller coverage areas by reducing the power output and the antenna height of the base station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a mobile communications system.

  Cellular service: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

  Channel: One of a number of discrete frequency ranges utilized by a base station.

  Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

  Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

  Exchange: See Switch.

  Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

  Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

  ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

  Leased high-speed data communication: The digital exchange of information at speeds exceeding 64Kbps transmitted through mediums that are leased to users for their exclusive use.

  Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

  Manual international roaming: A service that permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign operator for use while roaming.

  Microcells: A small cell covered by a low-power base station. Microcells can cover small areas such as a single building.

  Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

  Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge".

  Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

  Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

  PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

  Penetration: The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

  Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

  PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

  Repeaters: A device that amplifies an input signal for retransmission.

  Roaming: A function that enables cellular subscribers to use their cellular phone on networks of operators other than the one with which they signed their initial contract.

  Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

  SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

  Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

  Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

  TDMA (Time Division Multiple Access): A standard of digital cellular technology.

  Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

  Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

                                EXCHANGE RATES

  There are two legal foreign exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Commercial Market Rate" for any day is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank of Brazil. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank of Brazil. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, and effective as of February 1, 1999 the Central Bank of Brazil has unified the two legal exchange rates, although maintaining the regulation for each of the Commercial and Floating Markets. There can be no assurance that there will not be further changes in the applicable regulations which may result in significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but may be strongly influenced by the Central Bank of Brazil.

  On July 1, 1994 the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiro reais. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of U.S. dollars in resources, but the Federal Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the U.S. dollar (R$1.00 to US$1.00) as a ceiling. On March 6, 1995, the Central Bank of Brazil announced that it would intervene in the market and buy or sell U.S. dollars, and established a trading band (faixa de flutuacao) for the Commercial Market Rate (which is defined through auction) within which the exchange rate between the real and the U.S. dollar could fluctuate. The Central Bank of Brazil initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank of Brazil issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank of Brazil issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. Upon resetting the band on January 30, 1996, the Central Bank of Brazil adjusted the exchange rate within such band on a number of occasions, generally in increments of R$0.001, by means of buying and selling U.S. dollars in electronic auctions. On February 18, 1997, the band was reset by the Central Bank of Brazil to float between R$1.05 and R$1.14 per US$1.00. On January 13, 1999, the band was reset by the Central Bank of Brazil to float between R$1.20 and R$1.32. Shortly thereafter, on January 18, 1999, the band was suspended by the Central Bank of Brazil and the real was permitted to float and since that time has been extremely volatile. On March 9, 1999, the Commercial Market Rate was R$1.9056 per U.S. dollar. There can be no assurance that the real will maintain this exchange rate in future periods.

  The following table sets forth the Commercial Market Rate expressed in reais per U.S. dollar for the periods and dates indicated. Prior to July 14, 1994, The Federal Reserve Bank of New York did not publish a noon buying rate for customs purposes in the City of New York for cable transfers in the Brazilian real and its predecessor currencies (the "Noon Buying Rate").

                                                 Commercial Market Rate:
                                              Nominal reais Per US$1.00(1)
                                           -----------------------------------
Year Ended December 31,                     Low    High  Average(2) Period-End
-----------------------                    ------ ------ ---------- ----------
1994...................................... 0.1204 0.9815   0.6754     0.8490
1995...................................... 0.8340 0.9726   0.9227     0.9726
1996...................................... 0.9726 1.0394   1.0080     1.0394
1997...................................... 1.0395 1.1164   1.0555     1.1164(3)
1998...................................... 1.1165 1.2087   1.1644     1.2087(3)
1999 (through March 9).................... 1.2078 2.1647   1.9845     1.9056

--------
Source: Central Bank of Brazil
(1) Amounts expressed in nominal reais have been translated from the predecessor Brazilian currencies in effect during the relevant period at the rates of exchange at the times the successor currencies became the lawful currency of Brazil.
(2) Represents the average of the month-end exchange rates during the relevant period.

(3) The Noon Buying Rate on December 31, 1997 and September 30, 1998 was R$1.1165 per U.S. dollar and R$1.1856 per U.S. dollar, respectively.

                                    PART I

Item 1: Description of Business

Background

 Telebras and the Telebras System

  Until 1972, telephone services in Brazil were provided by more than 900 independent companies, which supplied non-integrated basic telephone services. Telebras was incorporated on November 9, 1972, pursuant to special legislation, for the principal purposes of (i) acting as a holding company for operating companies providing public telecommunications services in Brazil and
(ii) implementing the policies of the federal government of Brazil (the "Federal Government") in the modernization and expansion of the Brazilian telecommunications system. Between 1972 and 1975, Telebras, through its subsidiaries, acquired almost all the other telephone companies in Brazil. Telebras and its operating subsidiaries are referred to collectively herein as the "Telebras System." Only four operating companies remained outside the Telebras System, representing approximately 9% of all lines in service in Brazil at December 31, 1997. Telebras is controlled by the Federal Government of Brazil and the operations of the Telebras System are subject to regulation by the Federal Government. The operating subsidiaries of Telebras were controlled by the Federal Government until August 4, 1998. See "--Regulatory Reform and Privatization."

  At December 31, 1997, Telebras, through 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil. Embratel owned and operated all of the interstate and international telephone transmission facilities in Brazil. Through the other 27 operating subsidiaries, the Telebras System was the primary provider of local and intrastate telecommunications service and the leading provider of cellular mobile telephone service. The Telebras System also provided telecommunications-related services such as data communication, sound and image transmission and other value-added services throughout Brazil. On January 30, 1998, each of the operating subsidiaries other than Embratel and Companhia Telefonica da Borda do Campo-CTBC spun off its cellular telephone operations as of January 1, 1998 into a separate company.

  In 1997, Telebras was the second-largest company in Brazil as measured by gross revenues of R$20.7 billion.

 Regulatory Reform and Privatization

  Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazilian regulation of the telecommunications industry. In August 1995, the federal Constitution was amended to permit the Federal Government to grant concessions to private companies to provide telecommunications services. In July 1997, the federal Congress adopted Law No. 9,472 of July 16, 1997, the Lei Geral de Telecomunicacoes (the "Telecommunications Law"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebras System. The Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes ("Anatel"), which has begun to adopt a series of regulatory enactments that implement the provisions of the Telecommunications Law (together with the regulations, decrees, orders and plans issued by the President of Brazil on telecommunications, the "Telecommunications Regulations"). See "--Regulation."

  On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding Companies. Virtually all of the assets and liabilities of Telebras were allocated to the New Holding Companies, which, together with their respective subsidiaries, now comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one domestic and international long-distance operator (the "Company"). Prior to the Breakup of the Telebras System, Embratel provided all interstate telephone service and the other subsidiaries of Telebras provided fixed-line and cellular service in their respective territories, which, subject to limited exceptions, corresponded to the separate Brazilian states. Following the Breakup, each of the eight cellular operators provides cellular telephone service on Band A in one of eight cellular regions into which Brazil has been divided for purposes of cellular telephony and each of the three fixed-line operators provides local fixed-line telephone service and intra-regional long-distance fixed-line telephone service in one of three regions into which Brazil has been divided for purposes of fixed-line telephone service (each a "Region"). Embratel provides domestic long-distance telephone service (including intra-regional and interregional long-distance telephone service) throughout Brazil. Two of the three fixed-line Regions encompass several states, so the fixed-line operators now provide interstate telephone services within their Regions, which were exclusively provided by Embratel prior to the Breakup, while Embratel is now authorized to provide long-distance services within the states, which it did not provide prior to the Breakup. In addition to changes in the nature of telephone services provided by Embratel, the manner in which revenues received by the fixed-line operators for international and domestic long-distance calls are divided between such fixed-line operators and the Company has also changed. See "--Division of Revenues and Access Fees."

  On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. The total consideration to be paid to the Federal Government for the twelve New Holding Companies is R$22.1 billion. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, the New Controlling Shareholders now control the New Holding Companies. Following the distribution of the shares of the New Holding Companies, Telebras is expected to be delisted from the New York Stock Exchange and liquidated.

  The New Controlling Shareholder of the Registrant is MCI WORLDCOM, Inc., through its subsidiary Startel Participacoes Ltda. ("MCI WORLDCOM"). For a description of the business activities of MCI WORLDCOM, see "Control of Registrant." MCI WORLDCOM is the entity resulting from the merger of MCI Communications Corporation ("MCI") and WorldCom, Inc. on September 14, 1998. In August 1998, MCI agreed to pay R$2.65 billion for the Federal Government's stake in the Registrant, R$1.06 billion of which was paid on August 4, 1998 and the remainder of which is scheduled to be paid in two equal installments over the next two years following that date. The entire proceeds of the sale of the Federal Government's stake in the Registrant will be retained by the Federal Government.

  On August 20, 1998, Brazil's Minister of Communications determined that Telebras would be dissolved and liquidated. The Minister announced that Telebras will prepare, within the next twelve months, a liquidation plan to be submitted to a shareholders' meeting convened to approve the dissolution of Telebras and its subsequent liquidation.

  The adoption of the Telecommunications Law and Telecommunications Regulations has led, and the privatization of the Telebras System will lead, to sweeping changes in the operating, regulatory and competitive environment for Brazilian telecommunications. The changes include (i) the establishment of an independent regulator and the development of comprehensive regulation of the telecommunications sector, (ii) the Breakup of Telebras, (iii) the sale of a controlling interest in the Registrant to one or more new investors and (iv) the introduction of competition in the provision of all telecommunications services. All of these developments will materially affect the Company and the other New Holding Companies, and the Company cannot predict the effects of these changes on its business, financial condition, results of operations or prospects. The extensive changes in the structure and regulation of the Brazilian telecommunications industry must also be carefully considered in reviewing historical information and in evaluating the future financial and operating performance of the Company.

The Company

  The Registrant is one of the New Holding Companies formed on May 22, 1998 as part of the Breakup of Telebras. At September 30, 1998, the Registrant held 98.7% of the total and voting share capital of Embratel. Embratel was founded in 1965 to provide domestic and international long-distance telephone service and is currently the only provider of such services in Brazil. See "Presentation of Information--Overview." As a result of the Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras, the Company is in default under a substantial portion of the credit agreements to which it is a party. The Company is currently in negotiations with the appropriate creditors with respect to the indebtedness in default. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Defaults upon Senior Securities."

  The Company's business consists principally of providing intra-regional long-distance, interregional long-distance and international long-distance telephone service as well as data communication, text, telex, sound and image transmission, internet services and mobile satellite and maritime communication. The Company operates under a domestic long-distance concession and an international long-distance concession (together, the "Concession") granted by Anatel on May 26, 1998. The Company's Concession has been granted under the Public Regime. For a description of the Public Regime, see "-- Regulation--Concessions and Licenses." The Company, together with the three regional fixed-line companies, is one of four companies in Brazil operating under Public Regime concessions. Under the Public Regime, the Company is required to perform certain obligations, including principally obligations concerning the continuous provision of service throughout the country ("universal service"), quality of service, and network expansion and modernization. Anatel has the power, if certain of these obligations are not met, to impose penalties including revocation of the Company's Concession. See "--Regulation--Obligations of Telecommunications Companies."

  The Company's network connects all of the regional fixed-line and cellular operators in Brazil, which in turn own and operate telecommunications networks within their Regions. The Company is currently the sole owner and operator of domestic long-distance and international long-distance telephone transmission facilities in Brazil and its network extends to all 26 states of Brazil and the Federal District. In 1997, the Company's network carried 13,694 million minutes of domestic long-distance traffic and 1,254 million minutes of international long-distance traffic. Of the 1,254 million minutes of international traffic, 777 million minutes were incoming international calls and 477 million minutes were outgoing international calls. In 1997, the Company's incoming international traffic increased by 21.4% and outgoing international traffic increased by 24.5% compared with 1996.

  Following the privatization, the competitive environment in which the Company operates will change. The Company will face new competitors and be authorized to offer certain services it is currently prohibited from providing. Following the privatization, Anatel is required to issue two new licenses to a single new entrant for the provision of interregional long-distance and international long-distance service in competition with the Company. In addition, Anatel is required to authorize the Company to compete with the three regional fixed-line companies in the provision of full intra-regional long-distance service within their Regions, including the provision of certain services that had exclusively been provided by the fixed-line companies. See "--Competition" and "--Regulation."

  The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See "-- Brazilian Economic Environment."

  The Company's headquarters are located at SCN-Quadra CN2, Lote F, 2(degrees) Andar, Sala 204, Brasilia-DF, 70710-500, Brazil, and its telephone number is 55-21-519-8182.

Services

 Domestic Long-Distance Service

  Prior to the Breakup of the Telebras System, Embratel provided all interstate telephone service and the other subsidiaries of Telebras provided fixed-line and cellular service within their respective territories, which, subject to limited exceptions, corresponded to the separate Brazilian states. Following the Breakup, each of the eight cellular operators provides cellular telephone service on Band A in one of eight cellular regions into which Brazil has been divided for purposes of cellular telephony and each of the three fixed-line operators provides local fixed-line telephone service and intra-regional long-distance fixed-line telephone service in one of three Regions into which Brazil has been divided for purposes of fixed-line telephone service. Embratel provides domestic long-distance telephone service (including intra-regional and interregional long-distance telephone service) throughout Brazil. Two of the three fixed-line Regions encompass several states, so the fixed-line operators will provide interstate telephone services within their Regions, which were exclusively provided by Embratel prior to the Breakup, while Embratel will be authorized to provide long-distance services within the states, which it did not provide prior to the Breakup. Embratel relies upon the fixed-line telephone companies and the cellular operators to carry most calls between end users and Embratel's network. The fixed-line telephone companies and the cellular operators, which previously were affiliates of Embratel, may become competitors of Embratel.

  Before the Breakup and privatization, the Company was the exclusive provider of interstate long-distance service under Brazilian law. Under the regulatory regime in effect before the Breakup and privatization, each cellular and fixed-line company generally operated within one of the 26 states of Brazil or the Federal District and Embratel had the exclusive right to carry calls between any two cellular or fixed-line companies. As such, Embratel's exclusive interstate long-distance telephone service accounted for 47.2% and 49.8% of the Company's total operating revenues during 1996 and 1997, respectively.

  The table below sets forth interstate long-distance telephone traffic carried by the Company for the periods indicated.

                                                  Year ended December 31,
                                              ---------------------------------
                                              1993  1994    1995   1996   1997
                                              ----- -----  ------ ------ ------
Total interstate long-distance telephone
 traffic (millions of minutes)............... 8,927 8,413  10,757 12,275 13,694
Growth in interstate long-distance telephone
 traffic (% per annum).......................   6.6  (5.6)   27.9   14.1   11.6
Number of fixed-line and cellular access
 lines in use (in millions)..................  11.6  13.1    14.9   17.8   21.7
Total interstate long-distance traffic per
 fixed-line and cellular access line in use
 (minutes)................................... 771.8 644.4   723.2  690.2  632.1

  The Company's traffic volume has increased in all periods since 1993 except 1994. The decrease in 1994 was principally a result of a change in the way traffic volume was calculated between the Company and the fixed-line operators. In 1995, improved economic conditions brought about by the Federal Government's Real Plan led to a sharp increase in interstate long-distance telephone usage. In 1996 and 1997, reductions in tariff rates and the continuing stabilization of the Brazilian economy spurred interstate long-distance telephone traffic growth, although the rate of growth stabilized from the peak experienced in 1995.

  Following the Breakup and privatization, the Company's domestic long-distance telephone service consists of two types of service: (i) interregional long-distance telephone service and (ii) intra-regional long-distance telephone service.

  Interregional long-distance telephone service consists of all calls that originate within one of the three fixed-line Regions and terminate in another of the three fixed-line Regions, and all calls carried by the Company that originate in one cellular region and terminate in another cellular region. The Company is currently the sole provider of interregional long-distance telephone service, although it is anticipated that following the Breakup Anatel will license a new entrant to provide such service in competition with the Company. See "--Competition" and "--Regulation--Concessions and Licenses."

  Intra-regional long-distance telephone service consists of all calls that originate in one local calling area within a fixed-line Region and terminate in another local calling area within the same fixed-line Region. A local calling area is generally equivalent to a municipality and there are usually several local calling areas within an area code. Since the Breakup and privatization, the Company is authorized to provide such intra-regional long-distance telephone service. This represents an extension of the service the Company may offer, since the Company was formerly restricted to providing interstate long-distance service. See"--Competition" and "--Regulation-- Concessions and Licenses."

 International Long-Distance Services

  At present, the Company is the sole provider of international long-distance telephone services in Brazil. It is anticipated that Anatel will soon license a new entrant to provide such services in competition with the Company. See "--Competition" and "--Regulation--Concessions and Licenses." The Company's international long-distance telephone services generated 15.4% and 16.2% of the Company's total gross operating revenues during 1996 and 1997, respectively.

  Revenues generated by international long-distance telephone services are primarily derived from (i) other international telecommunications operators for incoming calls carried through the Company's network once in Brazil and
(ii) charges for international outgoing calls originating in Brazil. A portion of the revenues received by the Company from the regional fixed-line and cellular operators for international outgoing calls must be paid to other international operators on whose networks such calls are carried once outside of Brazil. Of the Company's 1997 outgoing international long-distance telephone traffic, 36.1% was traffic to North America, 30.1% was traffic to Europe, 19.8% was traffic to other South American countries and 8.1% was traffic to Asia. Of the Company's 1997 incoming international long-distance telephone traffic, 63.8% was traffic from North America, 16.9% was traffic from Europe, 9.9% was traffic from other South American countries and 8.4% was traffic from Asia.

  The Company's international long-distance telephone traffic, which is measured in minutes in both the outgoing and incoming directions, is shown in the table below for the periods indicated.

                                             Year ended December 31,
                                        -------------------------------------
                                        1993   1994   1995    1996     1997
                                        -----  -----  -----  -------  -------
Outgoing international traffic
 (millions of minutes)................. 163.5  199.0  319.3    382.9    476.9
Growth in outgoing international
 traffic (% per annum)................. (0.5)%  21.7%  60.5%    19.9%    24.5%
Incoming international traffic
 (millions of minutes)................. 373.7  407.1  495.4    639.8    776.7
Growth in incoming international
 traffic (% per annum).................  13.1%   8.9%  21.7%    29.1%    21.4%
Total international traffic (millions
 of minutes)........................... 537.2  606.1  814.7  1,022.7  1,253.6
Percentage of international calls (in
 minutes) billed in Brazil.............  30.4%  32.8%  39.2%    37.4%      38%
Ratio of incoming traffic to outgoing
 traffic...............................  2.29   2.05   1.55     1.67     1.63

  For a description of the new model for the division of revenues between the Company and the regional fixed-line operators, see "--Division of Revenues and Access Fees."

 Data Communication Services

  The Company provides data communication services, including leased high-speed data communication service, satellite data communication, internet services, packet-switched data communication, frame relay and message-handling systems. Data communication services accounted for approximately 27.0% and 24.3% of the Company's total gross operating revenues during each of 1996 and 1997, respectively. The Company owns its own microwave and fiber optic data transmission network. The packet-switched networks of the regional fixed-line companies, which are low-speed, are connected to the Company's low-speed network. However, the Company is the only provider of high-speed packet-switched data communication services using frame relay technology. The Company is currently constructing a metropolitan area fiber optic network in major cities with greater access capacity than currently available networks and is expanding its fiber optic network throughout Brazil in order to increase the quality of services currently provided. The Company also uses its satellite system to provide additional data communication services. Unlike domestic and international long-distance telephone services, the Company bills customers directly for the utilization of data communication services.

  The three principal customer groups that use the Company's data communication services are financial institutions, governmental entities and large corporations. Financial institutions primarily use such services for banking operations, telecommuting and inter-office communication. Governmental entities primarily use such services for data processing, legal and other databases and voice, data and image integration. Large corporations primarily use such services for e-mail, data processing, voice, data and image integration and billing and administration.

 Other Services

  In addition to telephone and data communication services, the Company provides other services, including text, telex, sound and image transmission and mobile satellite and maritime communications. These additional services accounted for 10.4% and 9.7% of the Company's total gross operating revenues during 1996 and 1997, respectively.

 Taxes on Telecommunications Services

  The cost of all telecommunications services to the customer includes a variety of taxes. The Company deducts the amount of such taxes to present net operating revenue. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos--ICMS, which the Brazilian states impose at varying rates on revenues from the provision of telecommunications services. The rate in most states is 25% for domestic telecommunications services and zero for international telecommunications services.

  Other taxes include two federal social contribution taxes, the Programa de Assistencia aos Servidores de Empresas Publicas--PASEP and Contribuicao para Financiamento da Seguridade Social--COFINS, imposed at a combined rate of 2.65% on gross operating revenues.

Division of Revenues and Access Fees

  Domestic long-distance telephone calls and international long-distance telephone calls originating in Brazil begin on the network of one of the fixed-line or cellular companies of the Telebras System and are switched to the Company's network for transport. In the past, revenues from domestic and international long-distance calls were divided between the Company and the fixed-line companies. Under this system, each fixed-line company billed its customers for all domestic and international long-distance telephone calls and retained a percentage of the revenues (such percentage was set by the Ministry of Communications) from all such calls, transferring the remainder of the revenues to the Company. This percentage varied among the fixed-line companies but was the same for domestic and international long-distance calls. As of March 31, 1998, the fixed-line companies transferred an average of 33% of the total revenue from such calls to the Company.

  As part of the liberalization of the telecommunications sector, the division of revenues system applicable to the fixed-line companies and Embratel was eliminated as of April 1, 1998 and replaced by a new system which has historically applied to the cellular companies and Embratel. Under the new system, the Company receives 100% of the revenues from fixed-line (i) interregional long-distance calls, (ii) certain intra-regional long-distance calls and (iii) international long-distance calls that it carries, but is required to pay certain per-minute interconnection charges to the regional fixed-line companies for the use of their networks in originating and/or completing such calls. In addition to such charges, the Company is required to pay a supplemental per-minute charge, the Parcela Adicional de Transicao (the "PAT"), until June 30, 2001. See "--Regulation--Rate Regulation." Furthermore, until the fixed-line companies complete their intra-regional long-distance network, such companies may lease transmission facilities from Embratel to carry some interstate calls within their respective regions. The Company does not expect that implementation of this new system will have a material impact on its net income. However, it is expected that the allocation to the Company of 100% of the revenues generated by fixed-line (i) interregional long-distance calls, (ii) certain intra-regional long-distance calls and (iii) international long-distance calls that it carries will cause operating revenues to increase substantially. This increase is expected to be offset by increased cost of services expenses resulting from the network usage charges and PAT paid to the fixed-line companies.

  Embratel's remuneration with respect to domestic and international long-distance calls originating on a cellular operator's network was not affected by the April 1998 changes to the division of revenues system applicable to Embratel and the fixed-line companies. Embratel will continue to receive from the cellular operators the revenues relating to cellular long-distance calls and will continue to pay per-minute interconnection charges to the cellular operators for connection to and use of their networks in originating and/or completing such calls.

Billing and Administration

  The Company uses its own proprietary billing and collection system called Faturamento e Cobranca ("FTC") developed to bill services which are collected directly by the Company from the customer. FTC has four main functions: (i) customer registration; (ii) customer information consultation; (iii) accounts payable management; and (iv) billing and collection.

  The Company does not bill traditional telephone services to end-customers directly. At present, the regional fixed-line companies and the cellular companies bill customers for all domestic and international long-distance calls, collect payments from customers and transfer to the Company payments for all interregional, certain intra-regional and all international long-distance calls carried by the Company. The Company then pays the fixed-line and cellular companies the interconnection charge applicable to such calls. See "--Division of Revenues and Access Fees." The Company maintains records of all calls from and to the fixed-line and cellular telephone networks and sends this information to the relevant fixed-line company or cellular company for inclusion in such company's own billing and collection process. The Company and the respective regional fixed-line company or cellular company jointly reconcile billing amounts. To date, the Company has not encountered significant problems reconciling billing amounts and receiving payments from the regional fixed-line companies or the cellular companies. However, the process is still in the implementation phase. All of the other telecommunications and telecommunications-related services provided by the Company, including "800" and "900" telephony, are billed directly by the Company. Following the Breakup, the Company will be permitted, if it chooses, to bill domestic and international long-distance customers directly.

Rates

 Rate Regulation and Policy

  Rates for most telecommunications services provided by the Company are subject to the final approval of Anatel, to which the Company submits requests for rate adjustments. See "--Regulation--Rate Regulation."

  Beginning in December 1993, the Federal Government commenced an economic stabilization program (the "Real Plan") intended to reduce inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing a privatization program and introducing a new currency, the real, on July 1, 1994, based on a new unit of accounts, the Unidade Real de Valor introduced earlier in the year. The Company's rates were effectively indexed for inflation in May and June of that year, but no further rate increases were granted to the Company until December 1995. Consequently, despite the considerable decrease in the rate of inflation resulting from the implementation of the Real Plan, average real rates were eroded by inflation throughout the second half of 1994 and most of 1995. Average real rates declined further during this period as a result of reductions in measured local telephone service rates and international telephone rates in November 1994.

  In December 1995 and January 1996, the Company was permitted to implement rate increases for domestic long-distance service. In April and May of 1997, rates were adjusted to correspond to the costs of the respective services, substantially lowering the amount of revenues retained by the fixed-line companies (and thereby increasing the amount of revenues paid by the fixed-line companies to Embratel) pursuant to the division of revenues system that was in place prior to April 1, 1998.

 Domestic Long-Distance Rates

  Rates for domestic long-distance calls, including intra-regional long-distance and interregional long-distance, are computed on the basis of the time of day and day of the week when the calls are made, the call's duration, the distance covered and whether special services, such as operator assistance, are used. The rates for domestic long-distance calls are established by Anatel and are uniform throughout Brazil. Domestic long-distance rates are divided into five distance and location components: 0 to 50 kilometers; 50 to 100 kilometers; 100 to 300 kilometers; over 300 kilometers and special metropolitan area rates.

  Domestic long-distance rates remained unchanged from July 1994 to December 1995, when rates were increased by 22.2%. However, in May 1997, the basic rate was returned to the December 1995 level and a new system was introduced under which charges are applied every tenth of a minute after the first minute. The combined effect of these measures resulted in a rate reduction estimated at approximately 32%. The following table illustrates the Company's domestic long-distance rates for the periods indicated in constant reais of December 1997 purchasing power.

                                                           As of December 31,
                                                        ------------------------
                                                        1993 1994 1995 1996 1997
                                                        ---- ---- ---- ---- ----
                                                                (in R$)
Domestic long-distance rates(1):
  0 to 50 km........................................... 0.79 0.46 0.46 0.42 0.32
  50 to 100 km......................................... 1.32 0.78 0.76 0.70 0.54
  100 to 300 km........................................ 1.98 1.18 1.16 1.07 0.81
  over 300 km.......................................... 2.65 1.57 1.53 1.40 1.08

--------
(1) Rates for a domestic long-distance call, three minutes in duration between the hours of 9 a.m. and 12 p.m. and 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.

 International Rates

  Rates charged for outgoing international calls vary depending on the time of day and day of the week when the calls are made, the call's duration, the country of destination and whether special services, such as operator assistance, are used. Rates for international long-distance service are established by Anatel and are uniform throughout Brazil.

  The Company has substantially reduced rates for outgoing international calls in recent years. This has been in part in response to considerable competition from companies outside Brazil known as telephone service resellers. Resellers provide customers with the number of an automated callback system located in a country with lower international rates, allowing calls to be charged outside of Brazil. In order to compete more effectively, the Company has reduced the cost of outgoing calls to levels similar to those charged by resellers. See "--Competition." Between 1992 and 1995, the cost to the customer of a three-minute call to the United States decreased by approximately 50%. This decrease reflected rate reductions in August 1993 and November 1994 and a reduction in the rate of the state value-added tax in April 1994 from 25% to 13% in almost all states. The decrease in the state value-added tax alone resulted in an average reduction of 14% in the cost of a three-minute call to the United States. In September 1996, the value-added tax rate on international calls was eliminated. See "--Services--Taxes on Telecommunications Services." Finally, in April 1997, the rates charged for calls to the United States decreased an additional 30%. As a result of the foregoing measures, the average cost of a three-minute call to the United States decreased from R$13.06 in 1992 to R$3.30 in April 1997, representing a total decrease of approximately 75%. Between 1992 and 1995, the cost of a three-minute call to Western Europe and Portugal decreased approximately 51% and 22%, respectively. This was the result of rate reductions in August 1993 and November 1994, as well as the state value-added tax decreases mentioned above. In April 1997, the rates applicable to calls to Europe generally decreased an additional 24% and the rates applicable to calls to Portugal decreased an additional 22%. The rate and tax reductions led to a decrease in the average cost to the customer of a three-minute call to Europe, except calls to Portugal, from R$14.14 in 1992 to R$5.27 in April 1997. This represented a decrease of approximately 63%. The average cost to the customer of a similar call to Portugal was reduced from R$9.86 in 1992 to R$5.17 in April 1997, representing a decrease of approximately 48%.

  The following table illustrates international rates for the periods indicated in constant reais of December 31, 1997 purchasing power.

                                                          As of December 31,
                                                       -------------------------
                                                       1993  1994 1995 1996 1997
                                                       ----- ---- ---- ---- ----
                                                                (in R$)
International rates(1):
  United States....................................... 13.58 6.60 5.39 4.93 3.05
  Mercosur(2)......................................... 12.26 7.20 5.88 5.39 4.00
  Western Europe(3)................................... 17.89 8.47 6.92 6.34 5.08

--------
(1) Rate for international calls, three minutes in duration between the hours of 5 a.m. and 8 p.m. on weekdays, net of value-added taxes.
(2) Includes Argentina, Chile, Paraguay and Uruguay.
(3) Includes Andorra, Austria, Belgium, Denmark, Finland, France, Germany, Holland, Ireland, Italy, Lichtenstein, Norway, Spain, Sweden, Switzerland and the United Kingdom.

  Revenues from international service also reflect payments under approximately 230 bilateral agreements between the Company and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international Tariff and Trade Regulations and cover virtually all international calls to and from Brazil. These agreements set forth the settlement rates of payment by the Company to foreign carriers for the use of their facilities in connecting international calls billed in Brazil and by foreign carriers to the Company for the use of its facilities in connecting international calls billed abroad. The settlement rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are normally made monthly on a net basis.

  The major bilateral agreements with carriers in the United States include American Telephone and Telegraph Company ("AT&T"), Sprint International and subsidiaries of MCI WORLDCOM. The Company's service agreement with AT&T has been in force since October 1, 1969, but the terms governing the amounts payable by each party have been renegotiated from time to time. The service agreements with the other United States carriers have similar terms. Amounts payable to the Company in respect of calls billed by United States carriers have historically exceeded amounts payable to United States carriers in respect of calls billed by the Company. As a result, the Company receives substantial monthly settlement payments from United States carriers. In January 1990, the Company sold to a small number of institutional investors, the right to receive a portion of future net settlement payments under the service agreement with AT&T, over a period of approximately 120 months. At December 31, 1997, the amount remaining to be paid to the purchasers out of future net settlement payments was approximately US$14,582,000.

  Various factors could affect the amount of net settlement payments from United States carriers to the Company in future years. These include increases in the proportion of outgoing as opposed to incoming calls. From 1990 to 1993 the percentage of international telephone calls billed as outgoing compared to the percentage billed as incoming decreased steadily due to increasing competition from international resellers. For a description of resellers, see "--Competition." Decreases in the Company's rates in 1993 and 1994 and in the average rate of state value-added tax on international calls have decreased the cost to the consumer of outgoing international calls to levels similar to those charged by resellers, resulting in an increase in the percentage of total calls billed as outgoing in 1994 and 1995. Calls billed by United States carriers currently exceed calls billed by the Company.

  Net settlement payments from United States carriers could also be affected by decreases in the rates paid by such carriers. There is currently considerable pressure to reduce such rates in the United States. In particular, the United States Federal Communications Commission (the "FCC") has instituted rulemaking proceedings to modify United States regulation of international accounting rates that United States carriers use to settle accounts with foreign telecommunications carriers, in order to promote lower, more cost-based rates for international services. The FCC has stated that it may take regulatory action if United States carriers are unable to negotiate lower rates with foreign carriers. There can be no assurance that the FCC will not adopt regulations that would result in reductions in the rates charged by the Company under its service agreements with United States carriers.

 Data Communication Rates

  The majority of revenues from data communication are provided by monthly line rental charges for private leased circuits. The balance consists mainly of nominal charges to customers for access to the only national data transmission network and measured charges based on the amount of data transmitted. In April 1997, the Ministry issued new rates for line rental charges for private leased circuits, representing a 42% reduction. The following table sets forth the Company's monthly line rental charges for private leased circuits service for the periods indicated in constant reais of December 31, 1997 purchasing power. The Company's rates during these periods correspond to the maximum rates approved by the Ministry.

                                             As of December 31,
                              -------------------------------------------------
                                1993      1994      1995      1996      1997
                              --------- --------- --------- --------- ---------
                                                   (in R$)
Monthly line rental per
 leased circuit(1):
 9,600 bits/second capacity..  5,349.11  3,561.41  2,989.46  2,239.21    750.00
 64,000 bits/second
  capacity................... 11,066.73  9,087.80  8,264.69  3,234.43  2,028.75
 2,048,000 bits/second
  capacity................... 60,387.25 49,588.90 52,977.76 38,813.10 25,731.20

--------
(1) Monthly rates for distances between 300 and 500 kilometers, net of value-added taxes, for the three principal bandwidths.

Network and Facilities

  The Company provides domestic and international telecommunications services through its basic network, submarine cables, terrestrial fiber, microwave trunks, switches and satellites. The Company's present long-distance infrastructure consists of approximately 232,533 microwave channel kilometers and 415,761 fiber kilometers, of which approximately 70% are digital and approximately 30% are analog. A significant portion of international traffic is carried by satellites of the International Telecommunications Satellite Organization System ("Intelsat"). Intelsat is an international organization with 142 members, and the Company owns 2.1% of its capital stock. Over 200 countries and territories use the Intelsat system and are interlinked by its 25 satellites located over oceans throughout the world. The Company is presently focused on making improvements to the switches and other equipment in its domestic and international infrastructure. See "--Capital Expenditures."

 Domestic Network

  The basic network accounts for 89% of the Company's technical fixed assets. The basic network encompasses a terrestrial fiber network connecting the major Brazilian cities over 15,185 kilometers, four satellites, Brasilsat A2, B1, B2 and B3 and a total of 83 telephonic earth stations. As of September 30, 1998, the Company's long-distance network includes 943,800 trunks in 41 transit exchanges located in 28 cities. The Company's switching capacity is 100% digital.

  The following table sets forth certain details regarding the microwave network and satellite system of the Company.

                                                   Year ended December 31,
                                              ----------------------------------
                                               1993   1994   1995   1996   1997
                                              ------ ------ ------ ------ ------
Terrestrial network:
  Fiber lines (kilometers)................... 23,687 23,804 23,804 23,804 23,976
  Optical fiber (kilometers).................    838    887  2,203  6,988  9,300
Satellite system:
  Number of earth stations...................     63     64     69     73     80

  The following table sets forth certain details regarding the principal fiber optic lines which constitute the Company's basic network.

                                                               Transmission Rate
                                                   Length (km)    (Mbits/sec)
                                                   ----------- -----------------
Sao Paulo--Rio de Janeiro.........................      405            565
Rio de Janeiro--Fortaleza.........................    3,463          2,500
Rio de Janeiro--Belo Horizonte....................      465            565
Belo Horizonte--Brasilia..........................      812          2,500

  The Company's domestic telecommunications system serves the needs of Brazil through the basic network and additional networks oriented to each type of service including the National Telephone Network, the National Telex Network, the TRANSDATA (leased high-speed data communication service) and RENPAC (packet-switched data communications) networks, the Multi-Digital data communication network, the National Television Network and the National Coastline Station Network.

  The Company currently owns and operates an earth station in Guaratiba, located in the state of Rio de Janeiro. This station, activated in 1985, accesses the Brasilsat A2, B1 and B2 satellites and will access the B3 satellite once it is operational. These satellites cover the entire territory of Brazil, Argentina, Uruguay and Paraguay and were launched by Arianespace S.A. The satellites are maintained and monitored by the Company through its earth station in Guaratiba.

 International Network

  Switches. The Company currently owns two automatic and one operator-assisted international digital switches located in Rio de Janeiro and Sao Paulo. The combined capacity of these switches is approximately 32,600 channels.

  Satellites. The Company currently utilizes satellite channels using earth telecommunications stations. The Company owns and operates two earth station complexes, one located in Tangua (in the state of Rio de Janeiro) and one located in Morungaba (in the state of Sao Paulo). These earth stations, activated in 1969 and 1986, respectively, access Intelsat satellites positioned over the Atlantic Ocean with coverage of the entire American continent, Western Europe, Africa and the Middle East. Communications with remote locations in the Far East are first routed by submarine cable to an earth station in Sintra, Portugal, and subsequently to the Intelsat satellite located over the Indian Ocean with a radius covering the Far East and Australia. The Company also owns a 35% interest in an antenna located at the Sintra earth station, in association with Companhia Portuguesa Radio Marconi S.A. The Company is currently responsible for telemetry, tracking, controlling and monitoring the Intelsat satellites from its control station in Tangua.

  International maritime communications are handled by INMARSAT's
(International Maritime Satellite Organization) satellite system. The Company's segment is comprised of one earth station also located at Tangua which connects to a satellite stationed over the Atlantic Ocean. Brazil owns 1.7% of the capital stock of this organization of 55 countries.

  Terrestrial Network. The Company's international terrestrial network is composed of fiber optic digital cables, and digital and analog radio connections linking Brazil to Uruguay, Bolivia, Paraguay and Argentina.

  Submarine Cables. The primary submarine cables in operation are Americas I, which links Brazil with the United States, and Unisur, which links Brazil with Uruguay and Argentina. Submarine cable connections with Europe are made through the United States via Americas I and then to Europe via Columbus II.

  Two additional major submarine cables are under construction, one directly to Europe, Atlantis 2, that will also communicate with Argentina, and Americas II, which will complete a second link between Brazil and the United States. In addition, the Company has participations in various submarine cables operating throughout the world.

Quality of Service

  The Company has at times experienced quality of service problems, including busy circuits and failure to complete international and domestic long-distance calls. In 1997, maximum busy circuit rates during peak periods (as a percentage of calls attempted) was 7.5%, and direct dial call completion rates during peak periods (as a percentage of calls attempted) was 54.3%. Customers were also unable to access an international operator in 1997 in a significant number of cases. In 1997, international operator availability (as a percentage of calls attempted) was 89.2%. In addition, Embratel's network connects regional fixed-line operators, regional cellular operators and foreign operators, and the quality of service provided by Embratel may be significantly affected by the quality of the network on which calls originate or terminate. For a discussion of future quality of service requirements, see "--Regulation--Obligations of Telecommunications Companies--Quality of Service--General Plan on Quality."

  As part of Embratel's Concessions and pursuant to the General Plan on Universal Service and the General Plan on Quality, Embratel will be required to provide and maintain full-service public telephones available 24 hours a day with domestic and international direct-dial capability in certain remote areas of Brazil by December 31, 1999. In addition, Embratel will be required to respond to repair requests for such public telephones within eight hours by December 31, 1999. See "--Regulation--Obligations of Telecommunications Companies--Network Expansion--General Plan on Universal Service" and "-- Quality of Service--General Plan on Quality." At present, management is seeking clarification from Anatel with regard to the number of public telephones Embratel will have to provide and maintain in order to comply with such requirements.

Competition

  The Company is currently the exclusive provider of domestic and international long-distance services in Brazil, although it is subject to indirect competition from a number of sources. Since 1995, Brazil has adopted sweeping regulatory changes intended to foster competition in the provision of telecommunications services. See "--Background--Privatization and Regulatory Reform" and "--Regulation." Under the Telecommunications Law and Telecommunications Regulations, Anatel is required, promptly after the privatization, to open local, intra-regional long-distance, interregional long-distance and international long-distance telephone services to competition by granting licenses to new entrants. Anatel is required to authorize three new entrants to provide local telephone service and intra-regional long-distance telephone service, with each of the three new entrants receiving licenses to provide such services in a single fixed-line Region, in addition to authorizing one new entrant to provide interregional long-distance telephone service and international long-distance telephone service by granting licenses to provide such services throughout Brazil. In addition, Anatel is required to authorize the Company to provide full intra-regional long-distance telephone service, which includes any calls between local calling areas in addition to interstate telephone service within each Region. These licenses will be issued in the Private Regime and, as a result, the licensees will not be subject to the same obligations to which concessionaires operating in the Public Regime are subject. See "--Regulation--Concessions and Licenses." Beginning in 2002, Anatel may grant an unlimited number of additional licenses for the provision of local, intra-regional long-distance, interregional long-distance and international long-distance telephone services. See "--Regulation--Concessions and Licenses."

  As a result of the issuance of new licenses after privatization, the Company will face competition in the provision of interregional and international long-distance services and the Company will be authorized to provide full intra-regional long-distance service as a competitor of the regional fixed-line companies.

  In recent years, the Company has experienced considerable competition for the provision of international long-distance service from companies outside Brazil known as telephone service resellers. Resellers provide customers with the number of an automated callback system located in countries with lower international rates, generally the United States. Use of such callback systems allow international long-distance calls to originate in Brazil, yet be charged outside of Brazil, generally at rates significantly below those charged by the Company. As a result of such competition, the percentage of international telephone calls billed as outgoing compared to calls billed as incoming decreased steadily from 1990 to 1993. See "--Services--International Long-Distance Services" and "--Rates--International Rates."

  The identity of new entrants and the scope of increased competition, and any corresponding adverse effect on the Company's results, will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions at the time competition is permitted, applicable Brazilian regulations with respect to new entrants and the Company, as well as the effectiveness of the Company's efforts to prepare for increased competition. The telecommunications industry is subject to rapid and significant changes in technology. Continuing technological advances in telecommunications make it impossible to predict the extent of the Company's future competition. There can be no assurance that the technologies presently employed by the Company will not become outdated or subject to competition from new technologies in the future, or that the Company will be able to acquire on reasonable terms, new technologies necessary to compete in changed circumstances.

  The Company is subject to comprehensive regulations that limit its ability to set tariffs for its various services, and that may limit its ability to respond to potential or actual competition. Such regulations may limit the Company's ability to confront competition. See "--Regulation."

Employees

  As of September 30, 1998, the Company had 9,793 full-time employees. Approximately 48% of the Company's employees are employed in repair, engineering, operations and maintenance, physical plant and other similar positions, 24% in administrative positions, 19% in customer service, and sales and marketing positions, and 9% in management positions. Approximately 66% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes--Fenattel ("Fenattel") or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes-- Fittel ("Fittel"). The Company enters new collective labor agreements every year with the local unions. The collective agreements currently in force expire on November 30, 1999.

  The Company's management considers the relations of the Company with its work force to be satisfactory. The Company has never experienced a work stoppage that had a material effect on its operations.

  The Company has established a pension fund, Fundacao Embratel de Seguridade Social--Telos ("Telos"), the purpose of which is to supplement government-provided retirement benefits. The Company makes monthly contributions to Telos currently equal to 19.8% of the aggregate salary and seniority-based bonus of each employee who is a Telos member. Each employee member also makes a monthly contribution to Telos based on age and salary. Members of Telos generally qualify for full pension benefits after reaching age 58 and having completed at least 35 years of service for men and 30 years of service for women. Telos operates independently from the Company, and its assets and liabilities are fully segregated from those of the Company. See Note 21 to the Consolidated Financial Statements.


 Subsequent to the privatization, the Company created a new defined contribution plan through Telos which is described in further detail under
Note 13 to the Unaudited Consolidated Financial Statements.

Research and Development

  Until the Breakup of Telebras, the Company and the other companies of the Telebras System were required to contribute to the research and development center operated by Telebras (Centro de Pesquisa e Desenvolvimento da Telebras or the "Center") and also conducted their own independent research and development. The Company had aggregate expenditures in respect of research and development activities of R$20.0 million, R$18.0 million and R$16.0 million for 1995, 1996 and 1997, respectively.

  Following the Breakup of Telebras, the Center will become a private, independently administered non-profit foundation financed with resources from the public and private sector and will continue to develop communications technology. Pursuant to a three-year contract signed in May 1998 between Telebras and the Company, the Company will be required to contribute up to R$57 million during the three years ending May 2001 to the Center. During the effectiveness of this agreement, the Company has access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing and consulting and training services. It is possible that the Center will also provide such services to third parties on a fee-for-service basis. In addition, the Company will continue to conduct its own independent research and development. The Company does not independently develop new telecommunications hardware and depends upon the manufacturers of telecommunications products for the development of new hardware.

Capital Expenditures

  The Company's priorities include expanding and modernizing its entire domestic and international long-distance network, improving overall quality and increasing the digitalization of the system as a whole.

  Prior to the Breakup of Telebras, capital expenditures were planned and allocated on a system-wide basis and were subject to approval by the Ministry of Communications. In addition, the budget for capital expenditures of the Telebras System was included in the annual budget of the Federal Government and had to be approved by the federal Congress. In 1995, the Federal Government instituted a broad investment program for public and private businesses in the communications and postal sectors for the years 1995 through 2003 (Programa de Recuperacao e Expansao dos Sistemas de Telecomunicacoes e Postal--PASTE). The Telebras System was required to conform its annual capital expenditure budget to the guidelines set by PASTE.

  Since the privatization of Telebras, none of these requirements has applied. See "--Regulation." The Company is now permitted to determine its own capital expenditure budget, subject to compliance with certain obligations to expand services under the Concessions. See "--Regulation--Obligations of Telecommunications

Companies." In addition, the financing of capital expenditures is no longer carried out on a system-wide basis and the Company is required to obtain its own financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company made capital expenditures of R$948 million during the first ten months of 1998. The Company anticipates that capital expenditures for 1998 will be approximately R$1,283 million, approximately 80% of which is expected to be funded with internally generated funds from operations and approximately 20% of which is expected to be funded from its existing sources of financing.


  The following table sets forth the Company's capital expenditures for each year in the three-year period ended December 31, 1997 in constant reais of December 31, 1997 purchasing power and capital expenditures for the ten months ended October 31, 1998.

                                              Year ended December 31,
                                              -------------------------
                                               1995     1996     1997    1998(1)
                                              -------  -------  -------  -------
                                                    (in millions of R$)
Maintenance of operating equipment...........      41       34       40     32
Exchanges....................................      21       38      108     95
Transmission.................................     416      650      531    564
Data and other specialized network...........      69       90      112    126
Labor and other costs........................     110      103       92     77
Miscellaneous................................      47       27       35     54
                                              -------  -------  -------    ---
Total capital expenditures...................     704      942      918    948
                                              =======  =======  =======    ===

--------

(1) Capital expenditures through October 31, 1998.

Regulation

 General

  The Company's business, including the services it provides and the rates it charges for telecommunications services, is regulated by Anatel pursuant to the Telecommunications Law, the Telecommunications Regulations and the Concession granting the Company the right to provide certain telecommunications services, subject to certain obligations contained in the Telecommunications Regulations and the Concession (the "List of Obligations").

 Background

  From 1962 until 1967, the Brazilian telecommunications sector was regulated by the Conselho Nacional de Telecomunicacoes (the "National Council of Telecommunications"), and from 1967 until 1997 by the Ministry of Communications, pursuant to Law No. 4,117 of August 27, 1962, as well as certain regulations issued pursuant thereto from 1962 to 1996.

  In August 1995, the Brazilian Congress amended the Brazilian Constitution to allow the restructuring of the telecommunications sector. On July 19, 1996, the Congress passed Law 9,295, the Lei Minima (the "Minimum Law"), to regulate cellular and satellite services. The Minimum Law began the process of opening up the cellular market to competition. The Minimum Law was largely replaced by the Telecommunications Law, although current cellular concessions granted to the former Telebras companies ("Band A Operators") and the private companies that were authorized to compete with the Band A Operators (the "Band B Operators") contain certain provisions derived from the Minimum Law. In July 1997, the Congress passed the Telecommunications Law, which replaced Law 4,117 and became the main basis for regulation of the telecommunications sector, except for regulation of broadcasting, which was not addressed by the Telecommunications Law.

 Regulatory Agency--Anatel

  The Telecommunications Law provides a framework for telecommunications regulation. Article 8 of the Telecommunications Law established Anatel to develop regulations and to enforce such regulations. The specific functions of Anatel were set forth by the President of Brazil in Decree No. 2338 of October 7, 1997, the Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Pursuant to the Telecommunications Law and the Anatel Decree, Anatel replaces the Ministry of Communications as the regulatory agency for the telecommunications sector. Anatel, unlike the Ministry of Communications, is an independent regulatory agency. Anatel is administratively independent, financially autonomous and not hierarchically subordinated to any organ of the Brazilian Government, including the Ministry of Communications, in the area of telecommunications regulation. While independent, Anatel does maintain a close working relationship with the Ministry of Communications and informs the Ministry of its activities. Article 19, Section XXIX of the Telecommunications Law requires Anatel to submit an annual report summarizing its activities to the Ministry of Communications.

  Anatel is managed by a five-member Conselho Diretor ("Board of Directors"), headed by an executive president. The directors of Anatel are nominated by the President of Brazil, subject to approval by the Senate. Each director serves for a single fixed term of 5 years; directors may not be reappointed. In order further to ensure Anatel's independence, the first directors have been appointed for different terms, from 3 to 7 years, so that only one director's mandate will expire per year, ensuring a staggered appointment of directors in the future. The directors may not exercise any other professional, business (other than university professor), union or political function, nor may they hold a significant interest, whether direct or indirect, in any company related to telecommunications.

  Anatel is financed through the Fundo de Fiscalizacao das Telecomunicacoes ("Fistel"). Fistel is a fund administered by Anatel and its funds are currently the sole source of financing for Anatel's activities. Fistel receives the proceeds of, among other things, a tax imposed on concessionaires and fees charged for licenses and concessions.

  Any proposed regulation of Anatel is subject to a period of public comment, including public hearings. Anatel's actions may ultimately be challenged in Brazilian courts.

 Concessions and Licenses

  Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or license. Concessions and licenses (autorizacoes) are granted for services in the public regime ("Public Regime") and services in the private regime ("Private Regime"). The Public Regime is differentiated from the Private Regime primarily by the obligations imposed on the companies in the Public Regime rather than the type of services offered by those companies. There are only four companies in the Public
Regime: Embratel and the three regional fixed-line companies. All other telecommunications companies, including other companies providing the same telecommunications services as the four companies in the Public Regime, operate in the Private Regime.

  Fixed-line Services--Public Regime. There are four providers of services in the Public Regime: Embratel and the three regional fixed-line companies. These four companies are the primary providers of the following fixed-line-based services to the general public: local, intra-regional long-distance, interregional long-distance and international long-distance. Each of these four companies holds a concession, as required by the Telecommunications Law. Each Public Regime concession is a specific grant of authority that allows the concessionaire to offer a wide variety of telecommunications services but specifically prohibits the concessionaire from offering certain telecommunications services and imposes certain obligations on the concessionaire concerning network expansion and modernization, quality and continuity of service. The main restriction is that, until December 31, 2001, the regional fixed-line companies will be prohibited from offering interregional and international long-distance service, while Embratel will be prohibited from offering local service unless certain obligations are met as described below. After the privatization process is complete, Embratel will gain the right to offer full intra-regional long-distance service, which includes carrying calls between local calling areas within a fixed Region, which are currently restricted to the three regional fixed-line companies. See "--Obligations of Telecommunications Companies--Public Regime--Service Restrictions."

  Concessions for Embratel and the three regional fixed-line companies are granted for a fixed number of years, subject to certain obligations, with the possibility of full renewal or revocation. See "--Obligations of Telecommunications Companies--Public Regime Service Restrictions." The initial concessions for Embratel and the regional fixed-line companies have been granted until 2005. After 2005, the concessions may be renewed for a period of 20 years. The current concessions granted to the four companies in the Public Regime have not required the payment of a fee. While terms for the grant of concessions to new entrants have not yet been determined by Anatel, Embratel and the three regional fixed-line companies are required to pay renewal fees every two years after 2005 equal to 2% of annual net revenues from the provision of fixed-line telecommunications services in the prior year (excluding taxes and social contributions) during the 20-year renewal period.

  Fixed-line Services--Private Regime. Licenses will be granted to new competitors wishing to offer fixed-line-based services, including local, intra-regional long-distance, interregional long-distance and international long-distance, in the Private Regime. Licensees will not be subject to the same obligations concerning network expansion and modernization, quality and continuity of service to which concessionaires providing fixed-line-based services in the Public Regime are subject although individual licenses may contain certain related obligations. After the privatization process for Embratel and the three regional fixed-line companies is complete, Anatel is required to authorize three new entrants to provide local telephone service and intra-regional long-distance telephone service, with each of the three new entrants receiving two licenses to provide such services in a single fixed-line Region, in addition to authorizing one new entrant to provide interregional long-distance telephone service and international long-distance telephone service by granting two licenses to provide such services throughout Brazil. The bidding requirements are expected to contain certain minimum technical and financial standards. The effective result of the license auction will be that two companies compete in each of the markets for local service (one regional fixed-line concessionaire and one licensee), four companies compete in the markets for intra-regional long-distance service (one incumbent regional fixed-line company, Embratel, and two licensees), and two companies compete in the markets for interregional long-distance and international long-distance (Embratel and one licensee). See "--Competition."

  Until December 31, 2001, the four existing Public Regime concessionaires and the new Private Regime licensees will be the only companies authorized to offer local, intra-regional long-distance, interregional long-distance and international long-distance services. Beginning January 1, 2002, the Telecommunications Regulations require Anatel to end this period of exclusivity and authorize new licensees wishing to offer such services. See "--Competition."

  The Company offers a number of ancillary telecommunication services pursuant to licenses. The principal such services are the provision of dedicated analog and digital lines, packet switched network services, circuit switched network services, mobile marine telecommunications, telex and telegraph, radio signal satellite retransmission and television signal satellite retransmission.

 Obligations of Telecommunications Companies

  Providers of telecommunications services are subject to certain obligations contained in the List of Obligations of their concessions and licenses. The four providers of telecommunications services in the Public Regime are subject to a set of special restrictions regarding the services they may offer, contained in the Plano Geral de Outorgas ("General Plan of Concessions and Licenses"), and special obligations regarding service quality, network expansion and modernization contained primarily in the Plano Geral de Qualidade ("General Plan on Quality") and the Plano Geral de Universalizacao ("General Plan on Universal Service"). These restrictions and obligations are also contained in the concessions of the four companies, particularly in the List of Obligations.

  Public Regime--Service Restrictions. Under the General Plan on Concessions and Licenses, Embratel and the regional fixed-line companies are prohibited from offering certain basic fixed-line telecommunications services until they fulfill the list of obligations as described below. Embratel is prohibited from offering local or cellular services and the three regional fixed-line companies are prohibited from offering cellular, interregional long-distance and international long-distance services. After the privatization is effected, Embratel will gain the right to offer full intra-regional long-distance service, which includes carrying calls between local calling areas within a fixed-line Region, as a competitor to the regional fixed-line companies.

  The General Plan of Concessions and Licenses provides certain incentives to encourage Embratel and the three regional fixed-line companies to fulfill the service quality, network expansion and modernization obligations contained in the List of Obligations quickly. Under the General Plan of Concessions and Licenses, the progress of Embratel and the regional fixed-line companies towards attaining their List of Obligations will be officially measured annually by Anatel. Two measuring dates, December 31, 2001 and December 31, 2003 (the "2001 Targets" and the "2003 Targets") are of particular importance. See tables in "--Network Expansion--General Plan on Universal Service" and "Quality of Service--General Plan on Quality." In the period before the 2001 Targets are measured, Anatel will regularly monitor the progress of Embratel and the regional fixed-line companies and communicate with them. If they fail to meet the 2001 Targets, Anatel may, at its discretion, revoke their concessions. If they meet the 2001 Targets, they may continue to operate. In the period before the 2003 Targets are measured, Anatel will regularly monitor the progress of the four companies and communicate with them. If Embratel and the regional fixed-line companies meet the 2003 Targets, the restrictions on the services the four companies may offer will be eliminated and the companies will be allowed to apply for licenses to offer any other service. In addition, if, in its review for the 2001 Targets, Anatel finds that any of the four companies has met the 2003 Targets, Anatel will immediately eliminate the restrictions on the telecommunications services that a company may offer and will eliminate the restrictions on the geographical territory in which that company may operate. Anatel may also eliminate the restrictions on a date other than the official measuring dates of December 31, 2001 and December 31, 2003 if it finds that a company has met the 2003 Targets. Failure to meet the 2003 Targets could result in revocation of the Concession.

  In order to attract new entrants and ensure competition, there are also certain restrictions on alliances, joint ventures, mergers and acquisitions involving Public Regime concessionaires, including:

  . A concessionaire is prohibited from holding 20 percent or more of the equity in any other concessionaire

  . Concessionaires offering different services in the Public Regime in either the same or different regions are prohibited from offering services jointly

  . Concessionaires offering the same service in the Public Regime in different regions are prohibited from offering services jointly

  . Mergers between fixed-line regional companies and cellular companies are prohibited

  . Companies offering telephony services are prohibited from offering cable television

  Anatel has not yet determined whether the restrictions under its control will expire in the future or under what conditions they would expire.

  Network Expansion--General Plan on Universal Service. Under the General Plan on Universal Service, the regional fixed-line companies are required to expand switched, fixed-line service to cover the entire national territory of Brazil in accordance with the List of Obligations. Embratel is also subject to the universal service requirement of providing access to direct-dial domestic and international long-distance service by installing public telephones in remote regions and isolated communities. Since universal service requirements are restricted to the provision of switched, fixed-line basic telephony services, formal universal service requirements do not apply to cellular companies, although the cellular companies are subject to certain similar requirements under the cellular List of Obligations and certain cellular regulations, including obligations to expand their networks and to provide cellular services without pricing discrimination within customer categories.

  Universal service will be financed through two primary mechanisms: (a) the normal capital expenditure budgets of Embratel and the regional fixed-line companies, and (b) a universal service fund.

  Embratel and the three regional fixed-line companies are themselves responsible for financing their universal service obligations of network expansion from their own revenues. No subsidies or other supplemental financing are anticipated to finance the network expansion obligations contained in the List of Obligations. However, the General Plan on Universal Service allows Anatel to waive the network expansion requirements once a company succeeds in meeting the 2001 Target for maximum waiting time for installation of a line of four weeks. If any of the three regional fixed-line companies fails to meet its obligations in its Region, Anatel may grant licenses to competing companies to provide the service and may compel the regional fixed-line company to make its network available for the competitor's use.

  The Telecommunications Law also provides for a universal service fund to contribute to the costs of providing universal service. While the exact nature of the universal service fund is not yet known, a bill has been submitted to the Federal Congress that states that if a company, after meeting its universal service obligations, finds that it cannot operate a certain service in a certain region at a profit, the company may apply to receive a subsidy (for costs beyond those necessary to meet its obligations) from the universal service fund to ensure that it covers its costs in providing the service.

  The following table sets forth the network expansion and modernization obligations of the Company as stated in the List of Obligations for the period 1999-2005 and the Company's status with respect to each obligation as of December 31, 1997.

                      Network Expansion and Modernization

                              Company Status
                                  as of                By December 31,
                               December 31,  -----------------------------------
                                   1997      1999  2000 2001 2002 2003 2004 2005
                              -------------- ----- ---- ---- ---- ---- ---- ----
Full-Service Public
 telephone availability (1)
in areas with no fixed
switched service that are
located 30 km from the
nearest fixed-line telephone
and a population of at
least:......................        0%(2)    1,000  --  600  --   300  --   100
State capitals connected by
 fiber-optic cable
 (% of capitals)............       55.6         74 77.8 --   --   100  --   --

--------
(1) Public telephones available 24 hours a day with domestic and international long-distance direct-dial capability.
(2) The Company had no full-service public telephone availability at December 31, 1997.

  With respect to certain of these requirements, the Company is discussing with Anatel meeting the obligations by using alternative technologies that feature equivalent performance parameters but are less costly, such as providing satellite links to certain state capitals rather than installing fiber-optic cable.

  Quality of Service--General Plan on Quality. The General Plan on Quality contains a series of service quality obligations that are incorporated into the List of Obligations for Embratel and each regional fixed-line company. These include attainment of certain targets such as reducing average dial tone delay, achievement of certain call completion rates for local, intra-regional long-distance, and interregional and international long-distance calls, reducing average operator assistance delay, reducing trouble reports per 100 lines, reducing average time of repair, reducing average time of installation, increasing billing accuracy, and achieving certain customer satisfaction levels for public payphones, residential telephony and nonresidential telephony.

  The following table sets forth the quality of service obligations of the Company as stated in the List of Obligations for the period 1999-2005 and the Company's status with respect to each obligation as of December 31, 1997.

                              Quality of Service

                               Company Status
                                   as of               By December 31,
                                December 31,  ----------------------------------
                                    1997      1999 2000 2001 2002 2003 2004 2005
                               -------------- ---- ---- ---- ---- ---- ---- ----
Maximum busy circuit rate
 during peak periods/1/ (% of
 calls attempted)............       7.5         6  --     5  --     4  --   --
Direct-Dial domestic call
 completion rate during peak
 periods (% of calls
 attempted)..................       54.3       60  --    65  --    70  --   --
Operator availability/2/ (%
 of calls attempted).........       89.2       92   --   93   --   94   --   95
Public telephone repair
 response speed (% within 8
 hours)......................        0         95  --    96  --    97  --    98

--------
1 For domestic long-distance calls.
2 Only for international calls.

  Failure to meet both network expansion and modernization obligations and the quality of service obligations in the List of Obligations may result in fines and penalties of up to R$50,000,000 as well as potential revocation of the Company's Concession. The Company's ability to meet the obligations in the List of Obligations will depend upon certain factors outside its control. While there can be no assurances, the Company believes that it will be able to meet these requirements.

  Interconnection. Interconnection is mandatory between all telecommunications networks upon request by any party. Interconnection tariffs are subject to a price-cap established by Anatel. Rates below the applicable price-cap may be negotiated between the parties. If a company offers an interconnection tariff below the price-cap, it must offer that price to any other requesting party on a non-discriminatory basis.

  Anatel has stated that it does not expect to grant parties requesting interconnection the right to co-locate their equipment at this time, but may do so in the future. Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and connect to the network at this point of presence. Co-location is currently a matter for negotiation between the parties.

  Anatel does not currently mandate unbundling of network elements and services by the providers of such elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may introduce unbundling in the future. In an unbundled regime, every network operator is required to provide a detailed list of network services and elements which may be purchased by a party requesting interconnection and the requesting party then has the right to select and purchase a subset of the network elements and services available.

  Collective Interest Obligations. The Company offers a number of ancillary telecommunication services pursuant to licenses. The principal such services are the provision of dedicated analog and digital lines, packet switched network services, circuit switched network services, mobile marine telecommunications, telex and telegraph, mobile satellite communications, radio signal satellite retransmission and television signal satellite retransmission. Under the terms of the licenses relating to these services, the Company is generally required to continue for an indefinite period to offer to its existing customers as of July 27, 1998 (the date such licenses were granted) telex and dedicated line telegraph, radio signal and television signal satellite retransmission, mobile satellite communications, mobile marine telecommunications, and certain low speed data communications services. The Company is also required to continue offering telex services to new customers through August 2001 (or such later date as is required for another service provider to offer the same service). The Company is effectively prohibited from increasing the fees charged for the above described services (except, in some cases, for increases up to the rate of inflation). The Company has generated losses from the provision of these services and expects to continue to do so in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Ancillary Telecommunication Services."

  Number Portability. Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Full number portability is mandatory within a local area.

 Rate Regulation

  General. In May 1997, a tariff rebalancing was implemented pursuant to which monthly subscription charges and measured service charges for all customers increased, while domestic long distance and international long-distance rates were lowered. In addition, the previous mechanism for financing the installation of new lines (auto-financing), which required customers to purchase shares of Telebras, was eliminated and replaced with a flat installation charge. As of April 1, 1998, the regime used to divide domestic and international long-distance revenues between Embratel and the fixed-line companies was replaced with a network usage charge for interconnection such as already existed for use of cellular networks by the fixed-line companies and for use of the fixed networks by cellular operators. In addition to the network usage charge, Embratel is also required to pay a supplemental per-minute charge called Parcela Adicional de Transicao ("PAT") that supplements the network usage charge. Embratel is the only company that is required to pay PAT charges. Embratel will be required to pay PAT charges for three years, after which time the PAT charges will be phased out.

  Price-Caps. Concessions with the regional fixed-line companies and Embratel, including the Concession with the Company, provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of a maximum amount, or price-cap, stipulated by Anatel, that may be charged for a particular service and on a weighted average rate for a basket of basic services. The services include all of the services in the basic service plan, such as installation charges, monthly subscription fees, local, intra-regional long-distance, interregional long-distance and international long-distance service, as well as public telephone service and interconnection charges, including network usage fees. The main baskets for the regional fixed-line companies are for local services, including installation charges, the monthly subscription fee, and measured usage charges, and for interconnection services, including network usage fees and equipment rental charges. The main baskets for Embratel are intra-regional long-distance, interregional long-distance, international long-distance and interconnection.

  The initial price-cap established by Anatel in the Concession is based on the previously existing tariffs. The initial price-cap will be adjusted on an annual basis under a formula contained in the Concession. The formula allows two adjustments to the price-cap. First, the price-cap is revised upward to reflect increases in inflation by multiplying the price-cap by (1+1(y)), where y represents the rate of inflation as measured by the Indice Geral de Precos-Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price-cap is adjusted downward to ensure productivity gains by multiplying the inflation-adjusted price-cap by (1-K), where K represents a set productivity factor (the "K-factor").

  In order to provide an incentive to Embratel and the regional fixed-line companies to increase their efficiency and to reward consumers of telecommunications services, Anatel applies a K-factor representing annual productivity adjustments to the tariffs of Embratel and the regional, fixed-line companies. In the period April 1, 1998 to December 31, 2005, the tariffs of Embratel and the regional fixed-line companies will be adjusted downward as follows:

                   K-Factor Annual Productivity Adjustments

                                        1998 1999 2000 2001 2002 2003 2004 2005
                                        ---- ---- ---- ---- ---- ---- ---- ----
Fixed-line companies--local............  0%   0%   0%   1%   1%   1%   1%   1%
Fixed-line companies--local
 interconnection.......................  0%   0%   0%   5%  10%  15%  20%  20%
Embratel-domestic long-distance........  2%   2%   2%   4%   4%   4%   5%   5%
Embratel-international long-distance...  5%   5%  15%  15%  15%  15%  15%  15%
Fixed-line companies--intra-regional
 long-distance and long-distance
 interconnection.......................  2%   2%   2%   4%   4%   4%   5%   5%

  The price-cap covers a basket of basic services. While the weighted average tariff for the entire basket may not exceed the price-cap, the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 9% for local services and 5% for long-distance services, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price-cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price-cap.

  The Company may also offer alternative plans in addition to the basic service plan. For instance, a customer might wish to choose an alternative plan that allows unlimited calling for a set fee rather than pay the per minute fee under the basic service plan. Alternative plans must be submitted to Anatel for approval, but are not currently subject to a price-cap.

  For information on the Company's current tariffs and service plans, see "-- Rates."

  Domestic Long-Distance Rates. Direct-dial domestic long-distance tariffs are calculated per minute for the first minute and per tenth of a minute for every minute thereafter based on the distance a call must travel, duration of a call the time of day and the day of the week. As part of the April 1997 tariff rebalancing, domestic long-distance tariffs were substantially reduced, with an effective reduction of approximately 32%. There are currently 20 domestic long-distance tariffs, based on combinations of five distance categories and four day/time categories.

  For a breakdown of the Company's current domestic long-distance tariffs, see "--Rates--Domestic Long-Distance Rates."

  International Long-Distance Rates. Direct-dial international long-distance tariffs are calculated on a per minute basis based primarily on the distance a call must travel, the time of day and the day of the week. There are currently 18 international long-distance tariffs, based on combinations of nine country groups and two day/time categories.

  For a breakdown of the Company's current international long-distance tariffs, see "--Rates--International Rates."

  Network Usage Charges. Other telecommunications companies wishing to interconnect with and use the Company's network must pay certain fees, primarily a network usage fee. The network usage fee is subject to a price-cap stipulated by Anatel. The price-cap for the network usage fee specified by Anatel varies from company to company based on the underlying cost characteristics of each company's network. The fee is charged on a per distance and/or per minute of use basis which represents an average charge for a basket of network elements and services.

Brazilian Political Environment

  The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies, including consistent policies in the areas of government-owned enterprises and telecommunications.

  Mr. Fernando Henrique Cardoso, the Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and took office in January 1995. He has generally sought to continue the economic stabilization and liberalization policies he had developed as Finance Minister from May 1993 through April 1994. Although some important groups remain opposed to significant elements of his program and the implementation of policies of economic stabilization and liberalization is subject to significant compromises and accommodations, President Cardoso is the leader of a coalition of political parties that represents a majority of the federal Congress.

  Elections for the President, Vice-President, state Governors and the members of the Chamber of Deputies, as well as one third of the members of the Senate were held on October 4, 1998. President Cardoso was re-elected for a second term as president. There can be no assurance that the political consensus in favor of the economic reform program pursued by the Cardoso administration can or will be sustained in the future.

Brazilian Economic Environment

  The financial condition and results of operations of the Company are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) exchange rates between Brazilian and foreign currencies.

  For many years, the Brazilian economy was extremely volatile, and the Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, non-inflationary growth. The Company was affected by economic instability and by such programs in a variety of ways, particularly when they have resulted in contractions in demand or very high real interest rates or prevented the Company from raising rates to keep pace with the rate of inflation.

  Until the introduction of the Real Plan, measures by the Federal Government intended to influence the course of Brazil's economy, such as changes in monetary, credit, tariff and other policies, were frequent and occasionally drastic. See "Exchange Controls and Other Limitations Affecting Security Holders." In particular, actions to control inflation, interest rates or consumption, included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently have had a material adverse effect on the Company's business, financial condition and results of operations.

  Beginning in December 1993, the Federal Government introduced the Real Plan, an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, based on a new unit of account, the URV, introduced earlier in the year. Since taking office in January 1995, President Cardoso has continued to implement the Real Plan. The real generally appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.1164 to US$1.00 at December 31, 1997. Under the Real Plan, the rate of inflation has decreased significantly and there has been sustained growth in real gross domestic product. See "--Inflation and Devaluation." Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan also led to an economic slowdown, a rise in unemployment in some regions and specific sectors of the economy, and adversely impacted certain sectors of the economy.

  Beginning in August 1998, following the devaluation of the Russian Ruble, Brazil has experienced substantial capital outflows, significant declines in its stock markets and speculative attacks on the Brazilian currency. In response, the Federal Government raised interest rates to approximately 49% as of December 1998 to contain capital flight and stated that it will continue to support the value of the real and to abide by the principles inherent in the Real Plan. In November 1998, reported outflows of approximately US$1 billion per day led the International Monetary Fund (the "IMF") to arrange for an international US$41.5 billion financial package to rescue Brazil's economy and to urge the Brazilian government to pursue an austerity program. The fiscal deficit, which has exceeded 8% of GDP this year, is scheduled to be cut to 4.7% in 1999, according to a three-year adjustment program.

  Brazil's most recent financial crisis began on January 6, 1999 when the governor of one of Brazil's largest states, Minas Gerais, declared a 90-day moratorium on his state's debt (totaling R$18.3 billion) to the central government. A week later, the governor of the Central Bank of Brazil resigned and the government announced that it had widened the band in which the real was allowed to trade, resulting in a devaluation of approximately

8%. On January 18, 1999, the Central Bank of Brazil announced that it would allow the real to float, after four years of a rigid foreign-exchange policy, but that it would occasionally intervene in the market to limit wide swings in the value of the real. As of February 24, 1999, the real has devalued 39.66% from December 31, 1998 and dollar outflows have been reported to aggregate $17 billion from January 1, 1999 through January 31, 1999. Previously, in the fourth quarter of 1997 Brazil experienced a financial crisis following the financial and economic crisis in Asia. In response, the Federal Government adopted several economic measures to protect the Real Plan and the stability of the Brazilian currency. These measures included (i) an increase in interest rates, including a near doubling of short-term interest rates, (ii) an increase in certain tax rates, (iii) a reduction in Federal Government spending for 1998 and (iv) restrictions on imports. Government policies to control inflation and to reduce budget and trade deficits could also result in further actions that could slow or halt Brazilian economic growth. It is not possible to foresee how measures like these will affect the business, financial condition and results of operations of the Company.

  Brazil's trade deficit for 1998 decreased to US$6.44 billion compared to US$8.37 billion for 1997, which in turn was an increase compared to the US$5.54 billion trade deficit for 1996. There can be no assurance that the Brazilian government will not introduce credit restrictions to subdue domestic demand in order to reduce the trade deficit, nor that any such credit restrictions will not have a material adverse effect on the business, operations, financial condition or results of operations of the Company. A continuing increase in the trade deficit would substantially reduce Brazil's approximately US$35.7 billion of reserves at February 23, 1999 and could negatively affect Brazil's economic development as a whole.

Privatization

  The Federal Government, directly or through various state-owned enterprises, owns many companies and controls a major portion of activities in the oil and gas sectors. Most of the energy production and postal services companies are directly or indirectly controlled by the Federal Government.

  To reduce its participation in the economy, the Federal Government has engaged in the privatization of certain state enterprises. The objectives of the privatization program are (i) to reduce the role of the state in the economy and allocate more resources to social investment, (ii) to reduce the public sector debt, (iii) to encourage increased competition and thereby raise the standards and efficiency of Brazilian industry and (iv) to strengthen the capital markets and promote wider share ownership. As originally presented the Real Plan contemplated constitutional amendments which would permit private participation in the state-controlled petroleum and telecommunications sectors and in other areas that had constitutionally mandated monopolies, such as pipeline distribution of gas and the shipping industry. These amendments were approved by Congress in 1995. A council directly subordinate to the President, the Conselho Nacional de Privatizacao (the "Privatization Council") and Banco Nacional de Desenvolvimento Economico e Social (the "National Development Bank" or "BNDES") are responsible for administering the privatization program.

  As of December 31, 1996, a total of 52 state enterprises or divisions thereof had been privatized, and several minority interests held by Federal Government companies had been sold for nominal consideration totaling US$13.7 billion (including payment made in Brazilian currency and payment made by means of qualified debt instruments issued to the Federal Government, its agencies and state-controlled companies). To date, the privatizations have, for the most part, been effected through share auctions conducted on Brazil's stock exchanges. Although the majority of such share auctions have been successful, there have been instances in which a share auction has failed due to a lack of bidders. Some of the Brazilian states, such as Sao Paulo, Minas Gerais, Pernambuco, Paraiba and Maranhao are also conducting privatization programs in relation to state services. Additionally, 10 licenses for Cellular Band B were granted, and on the State level eleven companies were privatized.

  Brazilian labor unions have opposed certain of the privatization measures proposed by the Federal Government, but the Federal Government has, to date, been able to move forward with its program despite such opposition.

Developments in Other Emerging Market Countries; Brazilian Austerity Program

  The Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investors' reactions to developments in one country can have an effect on the securities of issuers in other countries, including Brazil. For example, since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of financial market indices, including those in Brazil, have declined significantly. The current market volatility in Latin American and other emerging market countries' securities markets has also been attributed, at least in part, to the effects of the Asian economic crisis. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the value of the ADSs.

  In reaction to the growing market volatility in Asia, the Federal Government implemented several measures intended to curtail the outflow of foreign investment, as Central Bank reserves were reduced from U.S.$61.2 billion in September 1998 to U.S.$52.9 billion by the end of October 1998. On October 30, 1998, the Central Bank raised the benchmark interest rate from 20.7% to 43.4% in order to retain investment funds in the country. On November 10, 1998 the Federal Government presented a series of fiscal measures aimed at reducing the budget deficit and bolstering economic conditions. The measures included certain tax increases, eliminations of budget expenses and reductions in available fiscal incentives. The package of measures was intended to produce a savings of R$20 billion, due to the decrease in expenses and the increase in revenue. These fiscal measures have been substantially implemented. Constitutional reforms affecting civil servants and social security have also been accelerated and may result in lower government deficits. However, there can be no assurance that such measures will be successful in protecting the Federal Government's price stability program.

  Additionally, the decrease in economic activity caused by the increase in interest rates and the fiscal measures may have substantial negative effects on companies doing business in Brazil. Projected GDP growth for Brazil for 1998 has been reduced from approximately 4% to approximately 1%. It is expected that these events may have the effect of reducing the purchasing power of Brazilian consumers in general.

  Events in Asia also may affect the competitiveness of Brazilian exports. In addition, the proceeds from scheduled privatizations may not reach expected levels, in which case the current account deficit would cause a deterioration in foreign reserves, adversely affecting the currency exchange rate policy.

Inflation and Devaluation

  Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. The following table sets forth Brazilian inflation, as measured by the UFIR for 1995 and the IGP-M for 1996-1998, and the devaluation of the Brazilian currency against the U.S. dollar for the periods shown.

                                                             Year ended December
                                                                     31,
                                                             -------------------
                                                             1995 1996 1997 1998
                                                             ---- ---- ---- ----
                                                              (in percentages)
Inflation (UFIR for 1995; IGP-M for
 1996-1998)................................................. 22.5 9.2  7.8  1.8
Devaluation (Brazilian currency vs. US$).................... 15.0 6.9  7.4  8.3

  Since the introduction of the Real Plan in July 1994, the rate of inflation has decreased considerably. As measured by the IGP-M, the rate of inflation was 7.8% and 1.8% for 1997 and 1998, respectively. Despite this reduction, the rate of inflation remains high compared to other countries, and the potential for distortions or dislocations attributable to changing prices continues to exist. With the exception of events in January 1999, the exchange rate between the real and the U.S. dollar has been relatively stable since early July 1994, compared to prior periods. However, the potential for continued devaluation or volatility as well as resurgent inflation persists in light of Brazil's recent financial crisis. See "Exchange Rates."

Item 2: Description of Property

  The principal properties of the Company consist of its basic network, satellite earth stations, nodes, terrestrial and submarine cables, switches and certain real estate. At December 31, 1997, the net book value of the Company's property, plant and equipment was approximately R$6,326.2 million.

  The Company's properties are located throughout Brazil, providing both the necessary infrastructure of a nationwide long-distance telecommunications and a support network. As of May 1, 1998, the Company owned approximately 62 sites related to its telecommunications operations used for network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and digital switching nodes. The Company conducts a majority of its management activities from Rio de Janeiro, and owns and leases office space in such other cities as Rio de Janeiro, Sao Paulo, Porto Alegre, Belo Horizonte, Curitiba, Brasilia, Salvador, and Belem.

  The Company considers it network facilities to be adequate to its international long-distance and domestic long-distance businesses as currently operated and contemplated. For a description of the Company's equipment see "Description of Business--Network and Facilities."

Item 3: Legal Proceedings

  The Breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of such decisions are currently on appeal. If any such appeal is successful, the shareholders of Telebras will be required to reapprove the Breakup or other legislative actions may be required.

  The lawsuits to which the Breakup has been subjected are based on a number of legal theories, the principal among which are that (i) Brazil's Constitution requires that the creation of the twelve New Holding Companies be specifically authorized by the Telecommunications Law--the Breakup is not so authorized; (ii) the shareholders' meeting of Telebras held on May 22, 1998 which approved the Breakup was not properly convened; (iii) national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and (iv) the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup and privatization either by an executive order of the President or by an act of Congress. If any of the plaintiffs in the above-described lawsuits ultimately prevails, the Breakup will have to be reinitiated. This could require, depending upon the prevailing plaintiff's theory, any combination of
(i) amendment of the Telecommunications Law, (ii) reconvening the May 22, 1998 Telebras shareholders' meeting and (iii) the passing of additional laws by Congress or Issuance of executive orders by the President. It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound, although the Company believes that this would not be likely to occur.

  The Company is a party to certain legal proceedings arising in the normal course of business. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition or results of operations.

  Telebras, the legal predecessor of the Registrant, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Registrant or one of the other New Holding Companies. Creditors of Telebras may challenge this allocation of liability until September 14, 1998. The Company is not aware of any such challenge having been made.

  Although Embratel is considered to be the surviving entity of Telebras for financial reporting purposes under U.S. GAAP, Embratel will not be liable for any claims arising out of acts committed by Telebras except for such claims as have been assigned to it under the terms of the Breakup and except for labor and tax claims as discussed above.

Item 4: Control of Registrant

  Of the Registrant's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. See "Description of Securities to be Registered-- Capital Stock--Voting Rights." MCI WORLDCOM owns 51.8% of the Common Shares. Accordingly, MCI WORLDCOM has the ability to control the election of the Registrant's Board of Directors and the direction and future operations of the Company. MCI WORLDCOM has entered into a management agreement with the Company. See "Interest of Management in Certain Transactions."

  The following table sets forth information concerning the ownership of the Common Shares by MCI WORLDCOM and by the Registrant's officers and directors as a group. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.

                                                    Number of    Percentage of
                                                      Common      Outstanding
                  Name of owner                    Shares Owned  Common Shares
                  -------------                   -------------- -------------
MCI WORLDCOM..................................... 64,405,151,125    51.79%
All directors and executives officers as a group
 (5 persons).....................................              5     0.00%

  The following is a brief description of the business activities of MCI
WORLDCOM.

  MCI WORLDCOM. MCI WORLDCOM is a global telecommunications company with revenue of more than $30 billion and established operations in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. MCI WORLDCOM is a premier provider of facilities-based and fully integrated local, long distance, international and Internet services. MCI WORLDCOM's global networks, including its state-of-the-art pan-European network and transoceanic cable systems, provide end-to-end high-capacity connectivity to more than 38,000 buildings worldwide.

Item 5: Nature of Trading Market

  Prior to September 21, 1998, there was no trading market for the Common Shares or the Preferred Shares of the New Holding Company.

  Following the Breakup and until September 21, 1998, the preferred shares of each of the New Holding Companies, including the Preferred Shares, traded on the Brazilian Stock Exchanges only as a unit with the preferred shares of Telebras. Telebras ADSs, each representing 1,000 Telebras preferred shares and, since the Breakup and until November 16, 1998, each also representing 1,000 preferred shares of each of the New Holding Companies, have continued to trade on the NYSE.

  On September 21, 1998, common shares and preferred shares of each New Holding Company, including the Preferred Shares, commenced trading separately on the Brazilian Stock Exchanges. The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preferred Shares of the Registrant as reported on the Sao Paulo Stock Exchange.

                                                             Prices per 1,000
                                                            Preferred Shares of
                                                              the Registrant
                                                            -------------------
                                                              High       Low
                                                            -------------------
                                                            (in nominal reais)
   September 21, 1998 through September 30, 1998...........   R$16.50   R$12.50
   October 1, 1998 through December 31, 1998............... R$22.00   R$12.00
   January 1, 1999 through March 9, 1999................... R$  30.50 R$12.30

  On November 16, 1998, American Depositary Shares representing preferred shares of each New Holding Company were issued and commenced trading separately on the NYSE. The ADSs, each representing 1,000 Preferred Shares of the Registrant, were issued to the holders of Telebras ADSs pursuant to a Deposit Agreement (the "Deposit Agreement") among the Registrant, The Bank of New York, as Depositary (the "Depositary"), and the holders of the ADSs from time to time. See "Description of Securities to be Registered--Description of American Depositary Receipts in respect of Preferred Shares."

  This Registration Statement had not, at the date of its most recent filing, been declared effective by the Commission and the ADSs were traded on the NYSE under the symbol EMT as of that date pursuant to Rule 12a-5 of the Rules and Regulations of the Exchange Act. Rule 12a-5 provides under certain limited circumstances a temporary exemption from the requirement of Section 12(a) of the Exchange Act that securities traded on a national securities exchange (such as the NYSE) be registered under Section 12. This exemption expires 120 days after commencement of trading and may be terminated earlier under certain circumstances. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs of the Registrant as reported on the New York Stock Exchange.

                                                                   U.S. Dollars
                                                                      per ADS
                                                                   -------------
                                                                    High   Low
                                                                   ------ ------
November 16, 1998 through November 30, 1998.......................  18.44  15.00
December 1, 1998 through December 31, 1998........................  16.88  12.38
January 1, 1999 through March 9, 1999.............................  15.50   9.56

Trading on the Brazilian Stock Exchanges

  Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1997, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

  Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted during this time on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. Market makers exist on the Sao Paulo Stock Exchange, but are only authorized to make markets in options for stock indices which are traded on that exchange and to engage in transactions on META (Mercado de Empresas Teleassistidas), an electronic trading system operating at the Sao Paulo Stock Exchange and permitting trading in the securities of companies registered for that purpose. These companies must appoint the market makers authorized to deal in their securities. There are no specialists or market makers for the Company's shares on the Sao Paulo Stock Exchange. The Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM") and each of the Brazilian stock exchanges have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

  Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Calispa S.A., which is owned by the member brokerage firms. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC-Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

  At December 31, 1997, the aggregate market capitalization of the 536 companies listed on the Sao Paulo Stock Exchange was approximately R$285.0 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. This is particularly true in the case of mixed-capital companies, such as the Company before the privatization, of which more than half of the voting shares must by law be owned by Brazilian governmental entities. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

  Although the Brazilian equity market was Latin America's largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. In 1997, the combined daily trading volumes on these two exchanges averaged approximately R$945.4 million. In 1997, the five most actively traded issues represented approximately 72.9% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 50.5% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

  Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See "Description of Securities to be Registered."

Regulation of Brazilian Securities Markets

  The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank of Brazil, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended (the "Brazilian Securities Law"), and the Brazilian Corporation Law.

  Under the Brazilian Corporation Law, a company is either public, a "companhia aberta," such as the Company, or private, a "companhia fechada." All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter ("Brazilian OTC") market. The shares of a public company, including the Company, may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

  Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

  The Brazilian Securities Law provided for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Item 6: Exchange Controls and Other Limitations Affecting Security Holders

  There are no restrictions on ownership of Preferred Shares or Common Shares of the Registrant by individuals or legal entities domiciled outside Brazil.

  Until the Registrant was privatized, it was subject to provisions of Brazilian corporate law applicable to mixed-capital companies under Brazilian law. These provisions ceased to apply after the Registrant was privatized. As a mixed-capital company, the Registrant was not subject to bankruptcy and the Federal

Government was contingently liable for the obligations of the Registrant for so long as its assets were encumbered and attached. However, substantial limitations applied to the attachment or sale of assets of the operating subsidiaries of the Registrant that were used to provide telecommunications services pursuant to the Company's concession. Similarly, the sale of shares representing voting control of operating subsidiaries providing public telecommunications services was subject to government authorization. The sale of preferred shares of operating subsidiaries, or of assets not used to provide telecommunications services, was not subject to these restrictions.

  The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

  Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that (i) seek to invest in financial markets and (ii) meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program will be approved under the Annex V Regulations by the Central Bank of Brazil and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations."

  A Certificate of Registration will be issued in the name of the Depositary with respect to the ADSs prior to their issuance and will be maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank of Brazil. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder (i) qualifies under the Annex IV Regulations or
(ii) obtains its own Certificate of Registration, and in the case of (ii), it will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

  Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank of Brazil that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1997, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

Item 7: Taxation

  The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the ADRs and any related documents will be performed in accordance with its terms. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSs.

  Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

  The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares, that has registered its investment in Preferred Shares with the Central Bank of Brazil as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian holders of Preferred Shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in Preferred Shares or ADSs.

 Taxation of Dividends

  Dividends, including dividends paid in kind, paid by the Registrant (i) to the Depositary in respect of the Preferred Shares underlying the ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax in the case of distributions of profits earned as from January 1, 1996. Stock dividends relating to profits generated prior to December 31, 1995 are not subject to withholding tax in Brazil unless the stock is redeemed by the Company within five years from such distribution or the non-Brazilian holder sells the stock in Brazil within such five-year period.

  Brazil has entered into tax treaties with several countries. However, there is currently no tax treaty between the United States and Brazil. The only Brazilian tax treaty now in effect that, if certain conditions are met, would reduce the generally applicable rate of the withholding tax on dividends below 15% is the treaty with Japan, which would reduce such rate to 12.5% under the circumstances stated in such treaty.

 Taxation of Gains

  Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

  The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for ADSs is not subject to Brazilian tax provided that the Preferred Shares are registered under the Annex IV Regulations. In the event the Preferred Shares are not so registered, the deposit of Preferred Shares in exchange for ADSs may be subject to Brazilian capital gains tax at the rate of 10% or 15% as described below. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below under "--Registered Capital."

  Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil outside of a Brazilian stock exchange. Non-Brazilian holders are generally subject to a withholding tax at a rate of 10% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on a Brazilian stock exchange but will not be subject to tax if either such a sale is made within five business days of the withdrawal of such Preferred Shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or such a sale is made under the Annex IV Regulations by certain qualified institutional non-Brazilian holders that register with the CVM. Gains realized by an investor under the Annex IV Regulations are not subject to tax, provided certain conditions are met. The "gain realized" is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction with respect to shares registered as an investment with the Central Bank of Brazil (and not subject to the Annex IV Regulations) will be calculated based on the foreign currency amount registered with the Central Bank of Brazil. There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will not be changed. Reductions in the tax rate provided for by Brazil's tax treaties do not apply to tax on gains realized on sales or exchanges of Preferred Shares.

  Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary will not be subject to Brazilian taxation.

 Distributions of Interest on Net Worth

  In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the Company's net worth. Such interest is limited to the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank of Brazil from time to time (10.63% per annum for the three month period starting June 1, 1998), and cannot exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made or (ii) 50% of retained earnings.

  Distributions of interest on net worth in respect of the Preferred Shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (except for interest due to the Federal Government, which is exempt from tax withholding) and shall be deductible by the Registrant for purposes of the Corporate Income Tax ("IRPJ") and Social Contribution on Profit ("CSLL") (both of which are levied on the Registrant's profits) as long as the payment of a distribution of interest is approved in the Registrant's annual shareholders' meeting. The amount of distributions of interest on net worth will be determined by the Board of Directors of the Registrant. No assurance can be given that the Board of Directors of the Registrant will not determine that future distributions of profits will be made by means of interest on net worth instead of by means of dividends.

  Under Brazilian law and regulations, the amount paid to shareholders as interest on net worth (net of any withholding tax) may be treated as payment in lieu of the Mandatory Dividend and Preferred Dividend (as defined under "Description of Securities to be Registered--Capital Stock--Dividends"). In addition, any Brazilian corporation distributing interest on net worth is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received (after payment of withholding taxes) is at least equal to the Mandatory Dividend.

  Distributions of interest on net worth in respect of the Preferred Shares, including to holders of ADSs, may be converted into U.S. dollars and remitted outside of Brazil to U.S. holders, subject to relevant exchange restrictions. See "Description of Securities to be Registered--Capital Stock--Payment of Dividends" and "--Description of American Depositary Receipts in respect of Preferred Shares--Dividends, Other Distributions and Rights."

 Other Brazilian Taxes

  There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

  Pursuant to Decree 2,219, dated May 2, 1997, a financial transaction tax (the "IOF") may be imposed on the conversion into Brazilian currency of the proceeds of a foreign investment in Brazil (including investments in Preferred Shares and ADSs and investments made under the Annex IV Regulations) and may also be imposed upon the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate is currently 0%. Although the Minister of Finance has the legal power to increase the rate to a maximum of 25%, any such increase will be applicable only to transactions occurring after such increase becomes effective.

  On January 24, 1997, a temporary tax was enacted. The Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF Tax"), which was created by Constitutional Amendment No. 12 of August 16, 1996 and regulated by Law No. 9,311 of October 24, 1996, is levied on debits on bank accounts and certain other payments made by a bank, at a rate of 0.2%, which may be raised at any time to 0.25%. The CPMF Tax was initially scheduled to be collected until February 22, 1998; the CPMF Tax was subsequently extended until January 27, 1999 by Law No. 9,539 of December 12, 1997.

 Registered Capital

  The amount of an investment in Preferred Shares held by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, Preferred Shares. The Registered Capital for each Preferred Share purchased in the form of an ADS, or purchased in Brazil, and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (in U.S. dollars). The Registered Capital for a Preferred Share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of the Preferred Share on the Brazilian stock exchange on which the greatest number of Preferred Shares was sold on the day of withdrawal, or (ii) if no Preferred Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Preferred Shares were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market Rates quoted by the Central Bank of Brazil on such date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares).

  A non-Brazilian holder of Preferred Shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

  The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Registration Statement, and changes to such law subsequent to the date of this Registration Statement may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Registrant, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

  Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under foreign, state and local laws, of an investment in Preferred Shares or ADSs.

  In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

  For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

 Taxation of Dividends

  A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Registrant as a dividend to the extent that such distribution is paid out of the Registrant's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Registrant's e&p, it will be treated as a non-taxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder, in the case of a holder of Preferred Shares. If the Custodian (or U.S. holder, in the case of a holder of Preferred Shares), does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Registrant will not be eligible for the dividends received deduction allowed to corporations under the Code.

  Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, the Brazilian withholding tax paid in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Under new rules enacted by Congress in 1997 and other guidance recently released by the U.S. Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

  Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Registrant generally will not be subject to U.S. federal income tax.

  A holder of an ADS that is a foreign corporation or non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

 Taxation of Capital Gains

  Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Under recently enacted legislation, long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year, effective for amounts properly taken into account on or after January 1, 1998. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, in the case of a disposition of Preferred Shares in Brazil (which, unlike a disposition of ADSs, would be taxable in Brazil), the U.S. holder might not be able to use the foreign tax credit for Brazilian tax imposed on gain.

  A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

 U.S. Backup Withholding and Information Reporting

  The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

Item 8: Selected Financial Data

General

  The table set forth below presents selected financial information for the Company at and for the periods indicated. The information as of December 31, 1996 and 1997 and for the three year period ended December 31, 1997 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the notes thereto included elsewhere in this Registration Statement. The Consolidated Financial Statements have been audited by KPMG Peat Marwick, independent auditors, and their report on such Consolidated Financial Statements appears elsewhere in this Registration Statement. The unaudited information as of September 30, 1998 and for the nine-month periods ended September 30, 1997 and 1998 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to, the Unaudited Consolidated Condensed Financial Statements and the notes thereto included elsewhere in this Registration Statement. The Unaudited Consolidated Condensed Financial Statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Commission for interim information. In the opinion of management, these unaudited financial statements contain all adjustments, which are of a normal recurring nature, necessary to present fairly the Company's financial position as of September 30, 1998 and the results of operations for the nine months ended September 30, 1997 and 1998. Results of operations for the nine months ended September 30, 1998 are not necessarily indicative of results for the full 1998 year or any other period.


  The Consolidated Financial Statements and the Unaudited Consolidated Condensed Financial Statements are prepared in accordance with Brazilian GAAP which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 29 to the Consolidated Financial Statements and Note 17 to the Unaudited Consolidated Condensed Financial Statements for a summary of such differences and a reconciliation to U.S. GAAP of the Company's shareholders' equity and net income from continuing operations for the periods and as of the dates presented. In addition, under U.S. GAAP, Embratel is considered to be the continuing entity of the Telebras System for financial reporting purposes through December 31, 1997. As a result, all operations of Telebras and its subsidiaries, except for Embratel, are considered to be discontinued operations for purposes of U.S. GAAP disclosure through December 31, 1997. See Note 29 to the Consolidated Financial Statements, which also includes condensed financial statement schedules of the Company prepared in accordance with Brazilian GAAP, in a U.S. GAAP reporting format, reflecting discontinued operations through December 31, 1997. All other selected financial information has been derived from the Company's accounting records.

  The Unaudited Consolidated Condensed Financial Statements reflect certain classifications that differ from those reflected in the Consolidated Financial Statements. The principal such differences are: (A) certain expenses classified as selling expense in the Consolidated Financial Statements are classified as cost of services in the Unaudited Consolidated Condensed Financial Statements (R$76.5 million in the 1997 interim period and R$102.0 million in the 1998 interim period) and (B) certain expenses classified as cost of services in the Consolidated Financial Statements are classified as general and administrative expense in the Unaudited Consolidated Condensed Financial Statements (R$75.4 million in the 1997 interim period and R$96.1 million in the 1998 interim period).

  The Consolidated Financial Statements and the Unaudited Consolidated Condensed Financial Statements included herein reflect the accounts of the Registrant and its subsidiary, Embratel. The portion of equity and income attributable to shareholders other than the Registrant at December 31, 1997 and September 30, 1998 is reflected as "minority interests" in the Consolidated Financial Statements and the Unaudited Consolidated Condensed Financial Statements. At December 31, 1997 and September 30, 1998, such minority shareholders owned 1.7% and 1.25%, respectively, of the share capital of Embratel.

  The formation of the Registrant through the spin-off from Telebras has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of Telebras that were spun-off from Telebras were transferred at their indexed historical cost. See Notes 2 and 28 to the Consolidated Financial Statements.

  Certain of the constant real-denominated information herein has been translated into U.S. dollars using the September 30, 1998 Commercial Market Rate published by the Central Bank of Brazil of R$1.1856 to US$1.00. These translations are presented solely for the convenience of the reader and should not be construed as implying that local currency amounts represent, or could have been, or could be, converted into U.S. dollars at such rates or any rate.


  The Consolidated Financial Statements and, unless otherwise specified, all financial information for periods ending on or before December 31, 1997 included in this Registration Statement, have been restated to recognize certain effects of inflation and expressed in constant reais of December 31, 1997 purchasing power. Such restatement has been effected in accordance with Brazilian GAAP using the integral restatement method (correcao integral) required under Brazilian GAAP through December 31, 1997. Inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense caption in the income statement. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income (expense). See Note 2a to the Consolidated Financial Statements. The

Unaudited Consolidated Condensed Financial Statements for the nine months ended September 30, 1997 were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented and are stated in constant currency as of December 31, 1997.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Since January 1, 1996, the CVM has no longer required that the constant currency method of accounting be used in preparation of the financial statements of publicly traded Brazilian companies. Restatement in constant currency is now optional under CVM rules and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of inflation in Brazil and has elected to use the IGP-M for purposes of preparing its Consolidated Financial Statements in accordance with the constant currency method effective January 1, 1996.


  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. Although the Brazilian Institute of Accountants has not yet issued instructions to discontinue restating financial information to constant currency, the Company's management has concluded that the effects of inflation at the rate of 1.6% for the nine months ended September 30, 1998 are not material. Accordingly, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 became the new basis for accounting, and the consolidated statement of income for the nine months ended September 30, 1998 has not been restated for inflation, except for the effect of depreciation expense being calculated using balances for fixed assets restated to December 31, 1997.

                         Selected Financial Information

                                       Year Ended December 31,                             Nine Months Ended September 30,
                    -----------------------------------------------------------------  ------------------------------------------
                        1993          1994         1995         1996         1997         1997        1998(1)          1998
                    ------------  ------------  -----------  -----------  -----------  -----------  -----------  ----------------
Income Statement                    (in thousands of constant reais of December 31, 1997,                         (in thousands
 Data (Continuing                                  except per share data)                                        of U.S. dollars,
 Operations,                                                                                                        except per
 unless otherwise                                                                                                 share data)(2)
 stated):
Brazilian GAAP
Net operating
 revenue from
 telecommunications
 services:........  R$ 1,858,720  R$ 1,831,940  R$1,721,196  R$2,087,630  R$2,212,956  R$1,679,355  R$2,794,150    US$1,422,828
Cost of services..      (975,452)   (1,134,074)  (1,142,720)  (1,145,613)  (1,097,563)    (819,849)  (1,993,463)     (1,015,105)
                    ------------  ------------  -----------  -----------  -----------  -----------  -----------    ------------
Gross profit......       883,268       697,866      578,476      942,017    1,115,393      859,506      800,687         407,723
Operating
 expenses:
 Selling expense..      (160,151)     (159,791)    (147,556)    (160,243)    (230,808)     (85,999)    (130,214)        (66,306)
 General and
  administrative
  expense.........      (243,711)     (297,109)    (245,372)    (237,216)    (213,617)    (219,018)    (298,584)       (152,044)
 Other net
  operating income
  (expense).......      (148,482)      (66,113)      36,400      (47,812)     (84,621)     (77,348)    (475,807)       (242,289)
                    ------------  ------------  -----------  -----------  -----------  -----------  -----------    ------------
Operating income
 (loss) before
 interest.........       330,924       174,853      221,948      496,746      586,347      477,141     (103,918)        (52,916)
Interest income...       132,456        70,037       54,992       86,622       97,809       48,083      114,663          58,388
Interest expense..       (30,014)      131,162          --       (30,723)     (40,110)     (29,834)     (79,918)        (40,696)
                    ------------  ------------  -----------  -----------  -----------  -----------  -----------    ------------
Operating income
 (loss)...........       433,366       376,052      276,940      552,645      644,046      495,390      (69,173)        (35,224)
Write off of
 property and
 equipment from
 physical
 inventory(3).....           --            --       (94,298)         --           --           --           --              --
Net other
 nonoperating
 income
 (expense)........       (57,790)       76,709      (53,221)     (95,962)    (284,179)    (137,725)     (77,560)        (39,495)
                    ------------  ------------  -----------  -----------  -----------  -----------  -----------    ------------
Income (loss)
 before taxes and
 other charges....       375,576       452,761      129,421      456,683      359,867      357,665     (146,733)        (74,719)
Income and social
 contribution tax
 (expense)
 benefit..........       290,774        27,242       54,661      (13,861)      52,018      (34,072)     119,022          60,608
                    ------------  ------------  -----------  -----------  -----------  -----------  -----------    ------------
Income (loss)
 before employees'
 profit share and
 minority
 interests........       666,350       480,003      184,082      442,822      411,885      323,593      (27,711)        (14,111)
Employees' profit
 share............           --            --       (21,766)     (22,642)     (30,622)     (25,485)     (18,000)         (9,166)
                    ------------  ------------  -----------  -----------  -----------  -----------  -----------    ------------
Income (loss)
 before minority
 interests........       666,350       480,003      162,316      420,180      381,263      298,108      (45,711)        (23,277)
Minority
 interests(4).....        (8,379)       (6,036)      (2,041)      (5,253)      (4,766)      (3,726)         571             291
                    ------------  ------------  -----------  -----------  -----------  -----------  -----------    ------------
Net income
 (loss)...........  R$   657,971  R$   473,967  R$  160,275  R$  414,927  R$  376,497  R$  294,382  R$  (45,140)   US$  (22,986)
                    ============  ============  ===========  ===========  ===========  ===========  ===========    ============
U.S. GAAP:(5)
Operating income from continuing operations..   R$      347  R$  180,704  R$  360,682  R$  416,725  R$  273,428    US$  139,234
Income from continuing operations............       148,229      350,939      451,550      241,591      255,447         130,078
Income from discontinued operations(6).......       716,803    1,976,429    3,127,941          --           --              --
                                                -----------  -----------  -----------  -----------  -----------    ------------
Net income(7)................................       865,032    2,327,368    3,579,491      241,591      255,447         130,078
                                                ===========  ===========  ===========  ===========  ===========    ============
Net income (loss) per thousand shares--
 basic(8)
 Common shares:
   Continuing operations.....................          0.46         1.10         1.41         0.75         0.78            0.40
   Discontinued operations...................          2.24         6.16         9.75          --           --              --
                                                -----------  -----------  -----------  -----------  -----------    ------------
      Total(7)...............................          2.70         7.26        11.16         0.75         0.78            0.40
                                                ===========  ===========  ===========  ===========  ===========    ============
 Preferred shares:
   Continuing operations.....................          0.46         1.10         1.41         0.75         0.78            0.40
   Discontinued operations...................          2.24         6.16         9.75          --           --              --
                                                -----------  -----------  -----------  -----------  -----------    ------------
      Total(7)...............................          2.70         7.26        11.16         0.75         0.78            0.40
                                                ===========  ===========  ===========  ===========  ===========    ============

                                               At December 31,                              At September 30,
                         ----------------------------------------------------------- -------------------------------
                            1993        1994        1995        1996        1997       1998(1)          1998
                         ----------- ----------- ----------- ----------- ----------- ----------- -------------------
                                                                                                    (in thousands
                                  (in thousands of constant reais of December 31, 1997)          of U.S. dollars)(2)
Balance Sheet Data (continuing
 operations):
Brazilian GAAP
Property, plant and
 equipment, net......... R$5,941,515 R$6,205,214 R$6,246,882 R$6,319,963 R$6,326,208 R$6,512,796    US$3,316,425
Total assets............   7,133,636   7,195,043   7,407,176   7,809,883   7,998,934   8,620,790       4,389,851
Loans and financing--
 current portion........      80,530      87,798     135,122     150,692     108,406     136,475          69,495
Loans and financing--
 noncurrent portion.....     534,939     440,418     402,311     448,578     471,468     500,680         254,955
Shareholders' equity ...   5,139,708   5,564,947   5,936,299   5,879,183   5,908,044   5,925,958       3,017,598
U.S. GAAP
Property, plant and equipment, net..........................   5,649,204   5,833,519   6,081,659       3,096,883
Total assets................................................   7,570,111   7,891,234   8,431,465       4,293,444
Loans and financing--current portion........................     137,109     487,190     585,475         298,134
Loans and financing--noncurrent portion.....................     448,578      79,825      51,680          26,316
Shareholders' equity........................................   5,231,809   5,452,054   5,436,378       2,768,295
U.S. GAAP--Total Operations
Total assets including net assets of discontinued
 operations(5)(6)...........................................  32,634,242  34,482,612         --              --

                                                                 May 22, 1998
                                                               ----------------
New Holding Company--Brazilian GAAP Shareholders' Equity(9)
                                                               (in thousands of
                                                               constant reais)
Share capital.................................................     2,134,427
Income reserves...............................................     2,336,988
Retained earnings.............................................     1,467,977
                                                                 -----------
   Total Shareholders' equity.................................   R$5,939,392
                                                                 ===========

--------


(1) The Unaudited Consolidated Condensed Statement of Income for the nine months ended September 30, 1998 has not been restated for inflation, except for the effect of calculating depreciation expense using balances for fixed assets restated to December 31, 1997.

(2) The translation of Brazilian real amounts into U.S. dollar amounts is unaudited and included solely for the convenience of the reader. Such U.S. dollar amounts have been translated from reais at the Commercial Market Rate published by the Central Bank of Brazil for February 1, 1999, which was R$1.9638 to US$1.00. It should be noted that the convenience translation does not accurately reflect the U.S. dollar balance of debt denominated in U.S. dollars at September 30, 1998. This translation should not be construed as a representation that the real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. See "Business Description--Inflation and Devaluation" and "Exchange Rates."

(3) Physical inventories of property and equipment performed in 1995, 1996 and 1997 resulted in write-offs of R$94,298 thousand, R$13,386 thousand and R$17,246 thousand, respectively, in relation to equipment which had been removed from service before it was fully depreciated. The inventory counts disclosed the need for the write-offs by identifying differences between equipment in service as physically identified and that which was recorded in the accounting records. The 1996 and 1997 write-offs are reflected under net other non operating income (expense). See Note 7 to the Consolidated Financial Statements.

  The physical inventory in 1995 resulted in an adjustment which was unusually large as this was the first such inventory to have been performed in 17 years. With respect to equipment removed from service in any year prior to 1995, the write-off should have been accounted for as the correction of an error requiring restatement of the financial statements for such earlier year. The Company was not able, however, to determine the years in which equipment was removed from service and, accordingly, it recognized the entire amount of the write-off in 1995 and did not restate earlier years. If it had been able to do so, the restatement would have resulted in (a) in each affected earlier year, a charge under "net other nonoperating income (expense)", a related reduction in tax expense and a corresponding reduction in net income and (b) in 1995, a smaller charge under "write-off of property and equipment from physical inventory", a related increase in tax expense and correspondingly higher net income. See Note 15(e) to the Consolidated Financial Statements. The Company's inability to restate its financial statements for earlier years affects the comparability of reported net income for each year through 1995, but the Company is unable to determine the magnitude of this effect.

(4) Minority interests represent the portion of net income attributable to shareholders other than the Registrant.

(5) Under US GAAP, the Company was considered to be the continuing entity of the Telebras System for financial reporting purposes. As a result, all operations of Telebras and its subsidiaries, except for Embratel, were considered to be discontinued operations through December 31, 1997. Although the Holding Company was not formed until May 22, 1998, the spin-off was effective using balances as of February 28, 1998, and includes all income and expense for the period from January 1, 1998 through February 28, 1998 except for interest income arising from minor allocations of cash from Telebras at February 28, 1998.

(6) The discontinued operations pertain to the operations of Telebras (other than Embratel) in connection with the restructuring of the Telebras System. See Notes 28 and 29 to the Consolidated Financial Statements for additional discussion, including Condensed Financial Statement schedules prepared in accordance with Brazilian GAAP, in a US GAAP reporting format, reflecting discontinued operations through December 31, 1997. US GAAP income from discontinued operations for the nine months ended September 30, 1997 is not presented.

(7) US GAAP net income and net income per thousand shares for the nine months ended September 30, 1997 does not include net income relating to the discontinued operations of Telebras and its subsidiaries, except for those operations of Embratel. (See Note 29 to the Consolidated Financial Statements for the years ended December 31, 1995, 1996 and 1997.)

(8) Reflects US GAAP net income per thousand shares of the Registrant. The Registrant was not formed until subsequent to December 31, 1997. Accordingly, the equity structure utilized for the earnings per share computations is that of the Registrant as of May 22, 1998 (the date of its formation). At the date of formation, the Registrant had 124,351,903 thousand Common Shares (net of 17,128 thousand common shares in treasury) and 196,311,647 thousand Preferred Shares outstanding (exclusive of 13,718,350 thousand Preferred Shares resulting from the settlement in April 1998 with Telebras). See Note 28(a) to the Consolidated Financial Statements. In April 1998, 13,718,350 thousand preferred shares were issued. These shares are included in the weighted average shares outstanding for the nine months ended September 30, 1998.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings per Share." This new statement became effective for consolidated financial statements for periods ending after December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

  Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per share is computed by dividing income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding, respectively, during the period. The weighted-average number of Common and Preferred Shares used in computing basic earnings per share for 1997 was 124,351,903 thousand and 196,311,647 thousand, respectively. There were no common stock equivalents outstanding during the year ended December 31, 1997 or the nine months ended September 30, 1998.

(9) On May 22, 1998 the shareholders of Telebras approved Telebras' division into the New Holding Companies, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of the Registrant were established.

  For US GAAP purposes, the "retained earnings" allocated from Telebras would be referred to as Distributable Capital as this amount represents capital allocated from Telebras. See Note 28 to the Consolidated Financial Statements.

Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations

  The following discussion of the consolidated financial condition and results of operations of the Company for the nine months ended September 30, 1997 and 1998 and for the years ended December 31, 1995, 1996 and 1997 should be read in conjunction with the Consolidated Financial Statements including the Notes thereto, and the Unaudited Consolidated Condensed Financial Statements including the Notes thereto, included elsewhere in this Registration Statement. The Consolidated Financial Statements and the Unaudited Consolidated Condensed Financial Statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. Note 29 to the Consolidated Financial Statements and
Note 17 to the Unaudited Consolidated Condensed Financial Statements provide a description of the principal differences between U.S. GAAP and Brazilian GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates presented.

Formation of the Registrant and Presentation of Financial Information

  On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or "split-up". Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one domestic and international long-distance operator. The Registrant is one of the New Holding Companies that was formed on May 22, 1998 as part of the Breakup of Telebras. In the Breakup, certain assets and liabilities of Telebras, including 98.7% of the total share capital of Embratel, were transferred to the Registrant.

  The Consolidated Financial Statements and the Unaudited Consolidated Condensed Financial Statements included herein reflect the accounts of the Registrant and its subsidiary, Embratel. The portion of equity and income attributable to the shareholders other than the Registrant at December 31, 1997 and September 30, 1998 is reflected as "minority interests" in the Registrant's financial statements. At December 31, 1997 and September 30, 1998, such minority shareholders owned 1.7% and 1.25%, respectively, of the share capital of Embratel.

  The formation of the Registrant through the spin-off from Telebras has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of Telebras that were spun-off from Telebras were transferred at their indexed historical cost. See Notes 2 and 28 to the Consolidated Financial Statements.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of the Registrant were established. Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies and resulted, in the case of the Registrant, in a decrease of R$210,432,000 in relation to the Company's historical retained earnings. See Note 28 to the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

Effects of Inflation, Devaluation and Interest Rates

  In accordance with Brazilian GAAP, the Consolidated Financial Statements recognize certain effects of inflation and restate data from prior periods in constant reais of December 31, 1997 purchasing power. Such restatement has been effected in accordance with Brazilian GAAP using the integral restatement method (correcao integral) through December 31, 1997. See "Selected Financial Data." In periods of inflation, monetary assets generate inflationary loss and monetary liabilities generate inflationary gain, due to the decline in purchasing power of the currency. In the Consolidated Financial Statements, inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense captions in the income statement. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income (expense). See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Since January 1, 1996, the CVM has no longer required that the constant currency method of accounting be used in preparation of the financial statements of publicly traded Brazilian companies. Restatement in constant currency is now optional under CVM rules and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of inflation in Brazil and has elected to use the IGP-M for purposes of preparing its Consolidated Financial Statements in accordance with the constant currency method effective January 1, 1996.


  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. Although the Brazilian Institute of Accountants has not yet issued instructions to discontinue restating financial information to constant currency, the Company's management has concluded that the effects of inflation at the rate of 1.6% for the nine months ended September 30, 1998 are not material. Accordingly, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 became the new basis for accounting, and the consolidated statement of income for the nine months ended September 30, 1998 has not been restated for inflation, except for the effect of calculating depreciation expense using balances for fixed assets restated to December 31, 1997.

  Substantially all of the Company's revenues from international operations are denominated in U.S. dollars or other foreign currencies or equivalents, while the majority of its costs, other than payments to other international operators and interest paid on foreign denominated debt, are denominated in reais. The Company's results of operations are therefore affected by the relative movements of inflation and exchange rates.

  Period to period comparisons of the Company's international incoming traffic revenues, as restated in constant reais, have been significantly affected by the real appreciation of the real against the U.S. dollar. If foreign currency international incoming traffic revenues for any periods being compared are the same, but between the periods the rate of devaluation of the reais has been slower than the rate of Brazilian inflation (i.e., the real has appreciated in real terms), the related revenues expressed in constant reais will decline from one period to the next. Conversely, if the rate of devaluation has exceeded the rate of inflation, such revenue expressed in constant reais will increase from one period to the next. The Company does not currently hedge against such foreign currency fluctuations.

  The Company's financial condition and results of operations may be affected by changes in market rates of interest (primarily the London Interbank Offered Rate (LIBOR) and medium- and long-term U.S. interest rates). The Company is exposed to interest rate risk as a consequence of its floating rate debt and limited floating rate interest earning assets. At September 30, 1998, approximately 44% of the Company's interest bearing liabilities bore interest at floating rates. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, should market interest rates rise (principally LIBOR and U.S. medium- and long-term interest rates), the Company's financing expenses will increase. See "Quantitative and Qualitative Disclosures about Market Risk."

Certain Taxes

  Revenues from telephone services are subject to taxes that are deducted in arriving at net operating revenues. The principal such tax is a value-added tax, the Imposto Sobre Circulacao de Mercadorias e Servicos ("ICMS"), on gross operating revenues from the provision of telecommunications services. This value-added tax is imposed at varying rates by each Brazilian state. The ICMS rate for telephone services (expressed as a percentage of gross operating revenues) in most states is 25.0%, except that for international long-distance services the maximum rate was reduced to 13.0% in most states in April 1994 and then to zero in September 1996. In January 1998, the ICMS rate for domestic long-distance services in the state of Rio de Janeiro was increased from 25% to 37%. Federal social contribution taxes, including the Programa de Assistencia aos Servidores de Empresas Publicas ("PASEP") and Contribucao para Financiamento da Seguridade Social ("COFINS"), were imposed at a combined rate of 2.65% on gross operating revenues until January 31, 1999, a combined rate of 3.65% being effective as from February 1, 1999. The average rate of all such taxes, as a percentage of gross operating revenues, was 22.1%, 20.6% and 19.2% in 1995, 1996 and 1997, respectively. For the nine months ended September 30, 1997 and 1998 the average rate of all such taxes as a percentage of gross operating revenues was 19.3% and 22.6%, respectively. See "Description of Business--Services--Taxes on

Telecommunications Services." Generally, a reduction in the tax rate results in an increase in traffic volume, and conversely, an increase in the tax rate results in a decrease in traffic volume. The Company's results of operations are therefore affected by movements in the rate of taxes imposed on its gross operating revenues. The composition of operating revenues by category of service for the three-year period ended December 31, 1997 is presented in the Consolidated Financial Statements and in the discussion below before deduction of taxes.

  The Company does not withhold for Brazilian income tax from amounts paid to foreign communications companies. In addition, the Company does not pay income tax with respect to its foreign source operating income. The Company believes that both these practices are in accordance with Brazilian law and regulation and these practices have never been challenged by the Brazilian tax authorities. If the Brazilian tax authorities were successfully to challenge these practices, the Company's total liability would have been approximately R$1,288 million as of September 30, 1998. Management continually monitors and is evaluating its position with respect to these tax contingencies to determine if there have been changes, which could result in an unfavorable outcome to the Company. See Note 20 to the Consolidated Financial Statements.

Political, Economic, Regulatory and Competitive Factors

  The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Registration Statement. As set forth in greater detail below, the Company's financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business-- Regulation." The Company's financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "Description of Business--Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) national economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies.

  The Company's results of operations have been, and will continue to be, affected in large part by the regulatory framework of the Brazilian telecommunications sector. See "Description of Business--Rates" and "-- Regulation--Rate Regulation." Rates for domestic and international long-distance service will be set annually by Anatel based on a formula contained in the Company's Concession. This formula currently provides that domestic long-distance rates will be reduced by 2% for each of the years 1998 through 2000 and by a further 4% in each of 2001 and 2002. Similarly, international long-distance rates are expected to be reduced by 5% in each of the years 1998 through 2002. Such rate reductions will also be subject to upward adjustments to reflect any increases in inflation. See "Description of Business-- Regulation--Rate Regulation." The Company believes that these rate reductions will be principally offset by increases in long-distance telephone traffic, cost-cutting measures and latent demand for telephone services in Brazil.

  In April and May 1997, a tariff rebalancing was implemented pursuant to which certain rates were adjusted and the percentage of revenues retained by the fixed-line companies for domestic and international long-distance calls pursuant to the division of revenues system in place prior to April 1998 was lowered. The principal rate increases occurred with respect to monthly subscription charges and local measured service charges. These increases were partially offset by a decrease in domestic long-distance and international long-distance rates. The monthly subscription charge increased from R$3.73 to R$13.82 and the local measured service charge increased from R$0.05 per pulse to R$0.08 per pulse. Average domestic long-distance and international long-distance rates were reduced by approximately 16.7% and 17%, respectively. If the tariff rebalancing had been effective as of January 1, 1997, the composition of the Company's net operating revenues would have been significantly affected and its total net operating revenues would have been higher. Pro forma information reflecting the April and May 1997 rate changes as if they had been in effect from January 1, 1997 has not been presented because management believes that it is not possible to quantify with any reasonable degree of certainty the influence on volume of telephone use that would have been caused by such changes in the first quarter of 1997.

  Until April 1, 1998, revenues for fixed-line domestic and international long-distance calls were divided between the Company and the regional fixed-line companies. Under this system, each fixed-line company billed its customers for all domestic and international long-distance telephone calls and retained a percentage of the revenues (such percentage was set by the Ministry of Communications) from all such calls, transferring the remainder of the revenue to the Company. This percentage varied by regional fixed-line company. As of March 31, 1998, the regional fixed-line companies transferred an average of 33% of the total revenue from such calls to Embratel.

  As part of the liberalization of the Brazilian telecommunications sector, this revenue-sharing system was eliminated as of April 1, 1998 and replaced by a new system which has historically applied to the cellular companies and Embratel. Under the new system, the Company receives 100% of the revenues from fixed-line (i) interregional long-distance calls, (ii) certain intra-regional long-distance calls and (iii) international long-distance calls that it carries, but must pay certain per-minute interconnection charges to the regional fixed-line companies for connection to and use of their networks in originating and/or completing such calls. In addition, until June 30, 2001, the Company must pay a supplemental per-minute charge for such interconnection, the Parcela Adicional Temporaria (the "PAT"). Furthermore, until the fixed-line companies complete their intra-regional long-distance network, such companies may lease transmission facilities from Embratel to carry some interstate calls within their respective regions. The Company does not expect that implementation of this new system will have a material impact on its net income. However, it is expected that the allocation to the Company of 100% of the revenues generated by fixed-line (i) interregional long-distance calls, (ii) certain intra-regional long-distance calls and (iii) international long-distance calls that it carries will cause operating revenues to increase substantially. This increase is expected to be offset by increased cost of services expenses resulting from the network usage charges and PAT paid to the fixed-line companies.

  Following the privatization of the telecommunications sector, the Company, currently the exclusive provider of domestic and international long-distance services in Brazil, will face increased competition from new entrants. However, the Company will be authorized to provide full intra-regional long-distance service as a competitor of the regional fixed-line companies. The Company anticipates that, as a consequence of the competition, prices for long-distance service will decline and its operating margins may diminish. The exact identity of new entrants, the scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. See Note 28b to the Consolidated Financial Statements.

Year 2000 Compliance

  Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that computer programs traditionally have used two digits rather than four to define the applicable year. As a consequence, any of the Company's computer programs that has date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruption of operations, including temporary inability to process transactions, send invoices or engage in normal business activities.

  Since 1997, the Company has been implementing a year 2000 program intended to ensure that its systems, infrastructure, networks and applications are year 2000 compliant. This program includes creating an inventory of the Company's hardware, software and equipment, assessing the impact of the year 2000 problem on such hardware, software and equipment, implementing any necessary remedial changes, testing those changes and formulating contingency plans. The Company's main corporate applications are currently in the remediation phase and approximately 75% of application code has been made year 2000 compliant. The Company expects the remaining code to be year 2000 compliant by January 1999. The operating system utilized by the Company's central computer system was recently upgraded to OS/390, which is year 2000 compliant.

  The Company's year 2000 program also covers its telecommunications systems and infrastructure. In this regard, the Company has been in contact with each of its telecommunications equipment suppliers regarding the implementation of year 2000 solutions. The Company is scheduled to commence testing of all of its telecommunications systems in December 1998, although some of the Company's suppliers have requested that it postpone testing until 1999. The Company believes that most of its network infrastructure is already year 2000 compliant and that the remainder of its network infrastructure will be made year 2000 compliant by means of software and firmware upgrades prior to March 30, 1999. Although the Company expects to incur costs associated with addressing problems arising from the year 2000 issue, management believes the cost of evaluating and addressing the year 2000 issue will not be material. The Company may, however, be affected by year 2000 problems to the extent that other entities not affiliated with the Company, including the other New Holding Companies, international carriers and local banks, are unsuccessful in achieving year 2000 compliance. Despite the preventative measures taken by the Company, no assurances can be given that the year 2000 issue will not have an adverse affect on the financial condition and results of operations of the Company. As of November 30, 1998, the Company is determining its most probable worst case scenarios in relation to the year 2000 issue and is formulating contingency plans in respect of such scenarios. However, the Company expects to test the various contingency plans during 1999. The Company expects that the total cost of year 2000 compliance will be approximately R$14 million.

  CVM Instruction 276, which was issued on May 8, 1998 requires all Brazilian public companies to be year 2000 compliant by December 31, 1998. Unless a discretionary extension is granted by the CVM, failure to be year 2000 compliant by the CVM's deadline could have resulted in the imposition of fines of R$500 per day. A new CVM Instruction 293, which was issued on October 31, 1998, postponed the year 2000 compliance deadline to June 30, 1999, and lowered the fines to R$100 per day. Since the date is further than the Company compliance date, the Company does not expect to ask for an extension, nor does it expect to be subject to any fines.

Ancillary Telecommunication Services

  The Company offers a number of ancillary telecommunication services pursuant to licenses. See "Description of Business--Regulation--Obligations of Telecommunications Companies--Collective Interest Obligations." Under the terms of the licenses, the Company is generally required to continue for an indefinite period to offer to its existing customers at July 27, 1998 (the date such licenses were granted) telex and dedicated line telegraph, radio signal and television signal satellite retransmission, mobile satellite communications, mobile maritime telecommunications and certain data communications services. The Company is also required to continue to offer telex services to new customers through August 2001 (or such later date as is required for another service provider to offer the same service). The Company is effectively prohibited from increasing the fees charged for the above-described services (except, in some cases, for increases up to the rate of inflation). The Company has generated losses from the provision of these services and expects to continue to do so in the future.

  Management does not consider the services described above to constitute a separate line or lines of business and historically has not accounted for them separately. Management estimates that these activities generated gross losses (net operating revenues less cost of services) of approximately R$78 million in each of 1995 and 1996, R$45 million in 1997 and R$32 million in the first nine months of 1998. Management expects that these activities will continue to generate losses and that the aggregate of such losses will range from approximately R$120 and 150 million between September 1998 and September 2001. This estimate was computed by comparing projected direct costs (mainly labor, materials and depreciation) of the services over the three years from August 1998 (or shorter periods, in some cases) to revenues projected to be generated by the services over the same periods. Management believes that the level of losses will decline after 2001, by which time management believes it should be possible to substantially reduce the provision of such services.

Results of operations for the nine months ended September 30, 1997 and 1998


 General



  The following table sets forth, for each of the periods indicated, selected components of the Company's results of operations (in thousands of constant reais of December 31, 1997 with respect to the results for the nine months ended September 30, 1997 and in thousands of reais with respect to the results for the nine months ended September 30, 1998), the selected components as a percentage of net operating revenues, and the percentage change of each from the prior period. The Company's results of operations for the nine months ended September 30, 1997 and 1998 reflect certain classifications that differ from those reflected in the results of operations for the full years ended December 31, 1995, 1996 and 1997. The principal such differences are: (A) certain expenses classified as selling expense in the full year results are classified as cost of services in the interim results (R$76.5 million in the 1997 interim period and R$102.0 million in the 1998 interim period) and (B) certain expenses classified as cost of services in the full year results are classified as general and administrative expense in the interim periods (R$75.4 million in the 1997 interim period and R$96.1 million in the 1998 interim period). Results of operations for the nine months ended September 30, 1997 and 1998 are not necessarily indicative of the operating results for the full year or any other period.

                          Nine Months Ended September 30,     Percentage Change
                          ----------------------------------  -----------------
                             1997       %      1998       %     1997 vs. 1998
                          -----------  ---  -----------  ---  -----------------
Net operating revenues..  R$1,679,355  100% R$2,794,150  100%        66.4
Cost of services........     (819,849) (49)  (1,993,463) (71)       143.2
                          -----------  ---  -----------  ---       ------
Gross profit............      859,506   51      800,687   29         (6.8)
                          ===========  ===  ===========  ===       ======
Operating expenses:
  Selling expense.......      (85,999)  (5)    (130,214)  (4)        51.4
  General and
   administrative
   expense..............     (219,018) (13)    (298,584) (11)        36.3
  Other net operating
   income (expense).....      (77,348)  (5)    (475,807) (17)       515.2
                          -----------  ---  -----------  ---       ------
Operating income (loss)
 before interest........      477,141   28     (103,918)  (3)      (121.8)
Net interest income.....       18,249    1       34,745    1         90.4
Net other nonoperating
 expense................     (137,725)  (8)     (77,560)  (3)       (43.7)
                          -----------  ---  -----------  ---       ------
Income (loss) before
 taxes and other
 charges................      357,665   21     (146,733)  (5)      (141.0)
Income and social
 contribution tax
 benefit (expense)......      (34,072)  (2)     119,022    4       (449.3)
                          -----------  ---  -----------  ---       ------
Income (loss) before
 employees' profit share
 and minority
 interests..............      323,593   19      (27,711)  (1)      (108.6)
Employees' profit
 share..................      (25,485)  (2)     (18,000)  (1)       (29.4)
Minority interests......       (3,726)  --          571   --       (115.3)
                          -----------  ---  -----------  ---       ------
Net income (loss).......  R$  294,382   17  R$  (45,140)  (2)      (115.3)
                          ===========  ===  ===========  ===       ======


 Third quarter 1998 pre-tax charges

  Consolidated results for the nine months ended September 30, 1998 include third quarter pre-tax charges of R$511.6 million (R$168.6 million under U.S.
GAAP). The charges are discussed in more detail below and comprise: (i) R$341 million (R$59 million under U.S. GAAP) related to management's decision to convert the Company's defined benefit pension plan to a defined contribution plan; (ii) R$56 million (R$0 under U.S. GAAP) related to management's decision to offer to "buy-out" employees who elect to exit the post-retirement health care plan; (iii) R$57.6 million under Brazilian and U.S. GAAP related to accelerated depreciation; (iv) R$52 million for U.S. GAAP only, related to the sale by the Federal Government of preferred shares of Telebras to Embratel's employees at a price which represented a 50% discount from market price at the time the government proposed the plan; and (v) R$57 million (R$0 under U.S.
GAAP) related to a voluntary termination program offered by the Company to employees engaged in activities that are expected to be outsourced.

 Employee offering

  As part of the privatization of the Telebras System, the Federal Government offered Telebras System employees the right to purchase the Federal Government's entire holding of Telebras preferred shares and preferred shares of each of the New Holding Companies (representing 2.18% of the outstanding capital stock of

Telebras and of each New Holding Company) at a price of R$69.24 per lot of 13,000 shares (each a "lot" and comprised of 1,000 preferred shares of each of Telebras and the twelve New Holding Companies). This price represents a 50% discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. Each employee has the right to purchase up to 144 lots of 13,000 preferred shares, subject to proration if the shares are oversubscribed. The Federal Government has made 7.2 million lots available for sale, or 60% of the 12.1 million lots that would be taken up if each employee purchased the maximum 144 lots allowed. On August 4, 1998, the date on which the offer to employees commenced and the measurement date for 60% of the shares, the market price of 1,000 Telebras preferred shares was R$127.20. Under U.S. GAAP, this offering gives rise to a third quarter charge to employee compensation expense of approximately R$52 million, which represents Embratel's share of the offer price/market price differential on 60% of the shares offered, for which the measurement date was August 4, 1998. As of October 30, 1998, the original expiration date of the program, Embratel employees had subscribed to 859,584 lots. This amount is slightly below the 60% pro rata portion available to those employees; however no reduction of expense was recorded in the fourth quarter because the Brazilian government has extended the program to April 9, 1999. Pursuant to the extension, employees can rescind their subscriptions at any time prior to April 9, 1999 and shares relating to rescinded subscriptions will be reassigned to the remaining subscribers on a pro rata basis. Any difference between the 60% of the shares already recorded and the ultimate number of shares subscribed by Embratel employees will be recorded at the new expiration date. Based on subscriptions as of October 30, 1998 and the fact that the market price of the shares is still higher than the exercise price, the Company believes that there will not be a significant change in the original amount of shares recorded.

  Although the Federal Government, rather than the Company or Telebras, offered the shares to employees, under U.S. GAAP the deemed compensation amount is "pushed down" to each of the New Holding Companies in accordance with the number of shares purchased by each New Holding Company and its subsidiaries' employees.

 Net operating revenues

  The Company's net operating revenues consist of gross operating revenues from domestic and international long-distance telecommunications services, data communication services and other telecommunications services, net of sales taxes collected with respect to such services. See "--Certain Taxes."



  The table below sets forth, for each of the periods indicated, the principal components of the Company's net operating revenues (in thousands of constant reais of December 31, 1997 with respect to the results for the nine months ended September 30, 1997 and in thousands of reais with respect to the results for the nine months ended September 30, 1998), the principal components as a percentage of net operating revenues, and the percentage change of each from the prior period.

                                                                     Percentage
                                 Nine Months Ended September 30,       Change
                                 ----------------------------------  ----------
                                                                      1997 vs.
                                    1997       %      1998       %      1998
                                 -----------  ---  -----------  ---  ----------
Domestic long-distance.......... R$  995,334   59  R$2,222,588   80    123.3
International long-distance.....     342,782   20      563,144   20     64.3
Data communication..............     537,782   32      616,025   22     14.5
Other(1)........................     203,728   12      206,135    7      1.2
                                 -----------  ---  -----------  ---    -----
  Gross operating revenues......   2,079,626   --    3,607,892   --     73.5
Taxes on operating revenues.....    (400,271) (24)    (813,742) (29)   103.3
                                 -----------  ---  -----------  ---    -----
  Total......................... R$1,679,355  100  R$2,794,150  100     66.4
                                 ===========  ===  ===========  ===    =====

(1) Includes text transmission, sound and image transmission, leased analog lines and certain mobile satellite communication services.

  The Company had consolidated net operating revenues of R$2,794.2 million in the first nine months of 1998, which represented a 66.4% increase from R$1,679.4 million in the first nine months of 1997. This increase reflects principally the implementation of the new interconnection regime among the Company and Brazil's three regional fixed-line operators. As part of the liberalization of the telecommunications sector, Anatel eliminated the division of revenues system applicable to Embratel and the fixed-line companies and implemented a new interconnection regime effective April 1, 1998. Under this new regime, Embratel has begun receiving remittances from the fixed-line operators for switched services provided to end-customers. Embratel has also begun paying interconnection charges associated with this service to the regional fixed-line operators. In addition to such charges, Embratel is required to pay a supplemental per-minute charge for interconnection until June 30, 2001. The publicly stated intent of the new regime was to minimally impact the profitability of Embratel and the three regional fixed-line operators. See "--Political, Economic, Regulatory and Competitive Factors" and "Description of Business--Division of Revenues and Access Fees."

  The Company estimates that the change in the interconnection regime resulted in an increase in domestic and international long-distance revenues and cost of services expenses of approximately R$1,303.9 million (R$1,030 million after deducting taxes on operating revenues) and R$1,025 million, respectively, for the first nine months of 1998. Excluding the increase in domestic and international long-distance revenues arising from the change in the interconnection regime, gross operating revenues in the first nine months of 1998 compared to the first nine months of 1997 increased approximately 11%. Such increase reflected principally growth in all core service lines, including increases in the volume of long-distance calls due to growth in the number of telephone customers in Brazil. Such increases were offset in part by a reduction in tariffs.


  Domestic long-distance telephone service. Revenues from domestic long-distance telephone service increased 123.3% to R$2,222.6 million in the first nine months of 1998 from R$995.3 million in the first nine months of 1997. This increase reflected principally an increase of approximately R$1,078.8 million in revenues resulting from the implementation of the new interconnection regime among the Company and Brazil's three fixed-line operators described above. Excluding the effect of the $1,078.8 million in revenues from the change in the interconnection regime revenues from domestic long-distance services increased 15% to R$1,143.8 million in the first nine months of 1998. This increase was mainly due to a 46.7% increase in the volume of domestic long-distance cellular calls. Domestic long-distance calls decreased by 0.2% from 8,799 million minutes to 8,784 million minutes for calls from fixed lines but increased 46.7% from 1,080 million minutes to 1,584 million minutes for calls from cellular lines.


  International long-distance telephone service. Revenues from international long-distance telephone service increased 64.3% to R$563.1 million in the first nine months of 1998 from R$342.8 million in the first nine months of 1997. This increase reflected principally an increase of approximately R$225.1 million in revenues resulting from the implementation of the new interconnection regime among the Company and Brazil's three fixed-line operators described above. Excluding the effect of the R$225.1 million in revenues from the change in the interconnection regime in 1998 and a R$21 million gain on inflation adjustments for liabilities to international phone carriers in 1997, revenues from international long-distance services increased 5% to R$338.0 million in the first nine months of 1998, mainly due to a 19.7% increase in the volume of outgoing international calls and an 8% increase in the volume of incoming international calls. The total increase in volume was offset in part by a reduction in the tariff in April 1997.

  Data communication services. Revenues from data communication services increased 14.5% to R$616.0 million in the first nine months of 1998 from R$537.8 million in the first nine months of 1997. This increase was mainly due to increases in revenues for Datasat (a satellite data communications service), Megadata (a high speed digital circuit service for data transmission) and Internet services. Datasat revenues grew principally as a result of a 112% increase in the number of stations supplied, offset in part by an average 30% price reduction due to technological advances and economies of scale. The increase in Megadata revenues was mainly due to a 142% increase in the number of rented circuits, offset in part by a 28% decrease in average rates effective April 1997. The increase in Internet revenues reflected mainly a 34.6% increase in the number of ports sold and a change in customer usage to higher priced, higher speed ports. These increases in Datasat, Megadata and Internet revenues were offset in part by decreases in revenues from Transdata (a low speed data communications service) and Renpac (domestic packet-switched data communications). These decreases were primarily due to a 28% and 25% decrease in average rates for Transdata and Renpac services, respectively.

  Other telecommunications services. Revenues from other telecommunications services (which include text, sound and image transmission, leased analog lines and certain mobile satellite communication services) increased 1.2% to R$206.1 million in the first nine months of 1998 from R$203.7 million in the first nine months of 1997. The increase reflected a 39% increase in revenues from sound and image transmission, which was almost entirely offset by a R$21.1 million and R$13.5 million decline in revenues from voice and text transmission, respectively.

 Cost of services

  Cost of services relates directly to the provision of telecommunications services and includes depreciation and amortization expenses, personnel expenses for network maintenance and expenses related to third party services and other costs of service.

  The table below sets forth, for each of the periods indicated, the components of cost of services (in thousands of constant reais of December 31, 1997 with respect to the nine months ended September 30, 1997 and in thousands of reais with respect to the nine months ended September 30, 1998) and the percentage change of such expenses from the prior period.

                                                  Nine Months Ended   Percentage
                                                    September 30,       Change
                                                --------------------- ----------
                                                                       1997 vs.
                                                  1997       1998        1998
                                                --------- ----------- ----------
Depreciation and amortization.................. R$497,243 R$  578,745    16.4
Personnel......................................   169,168     176,728     4.5
Third party services(1)........................    55,163      65,068    18.0
Facilities and interconnection(2)..............    89,738   1,157,367      --
Other(3).......................................     8,537      15,555    82.2
                                                --------- -----------   -----
  Total cost of services....................... R$819,849 R$1,993,463   143.2
                                                ========= ===========   =====

(1) Third party services includes expenses relating to the maintenance of the Company's network and equipment, insurance costs, transportation costs and electricity expense.

(2) Facilities and interconnection expenses include lease payments to the local fixed-line telephone companies for the use of private line circuits and interconnection charges paid to the local fixed-line telephone companies under the new interconnection regime that became effective April 1, 1998.

(3) Other includes rental payments and certain municipal tax expense.

  Cost of services increased 143.2% to R$1,993.5 million for the nine months ended September 30, 1998 from R$819.8 million for the same period of the prior year primarily due to increased payments for interconnection charges associated with the new interconnection regime as discussed above under "--Net operating revenues."


  Depreciation and amortization expenses. Depreciation and amortization expenses increased 16.4% to R$578.7 million in the first nine months of 1998 from R$497.2 million during the same period in the prior year. The increase primarily reflected R$57.6 million of accelerated depreciation resulting from the Company's Board of Directors resolving in the first quarter of 1998 to depreciate the remaining book value of the Company's analog transmission equipment on a straight line basis from January 1, 1998 to December 31, 1999. This accelerated depreciation will give rise to approximately R$76.6 million of additional depreciation expense during each of 1998 and 1999 (see "-- Results of operations for the years ended December 31, 1995, 1996 and 1997-- Net other nonoperating expense"). Other factors that contributed to the increase were the addition of R$350 million in transmission and other equipment during the first nine months of 1998. These asset additions had shorter useful lives and were therefore depreciated at a higher rate than the Company's average.

  Personnel expenses. Personnel expenses increased 4.5% to R$176.7 million in the first nine months of 1998 from R$169.2 million during the same period in the prior year. This increase principally reflected the payment of R$7.6 million in severance in connection with ordinary workforce reductions and additional payroll expense of approximately R$2.6 million due to a 1.5% increase in salaries. In addition, during the period ended September 30, 1997, costs were reduced by R$1.7 million in inflationary gains on accrued liabilities with respect to certain personnel expenses such as bonuses and vacation pay. Partially offsetting these increases was a R$4.5 million reduction due to lower staffing in 1998.



  Third party services. Expenses related to third party services increased 18.0% to R$65.1 million in the first nine months of 1998 from R$55.2 million during the same period in the prior year. This increase was primarily attributable to an increase in network and maintenance costs amounting to approximately R$4.0 million and R$1.4 million relating to utility costs. In addition, during the nine months ended September 30, 1997, costs were reduced by inflationary gains on related liabilities.

  Facilities and interconnection. Expenses related to facilities and interconnection consist of lease payments to the local fixed-line telephone companies for the use of private line circuits and interconnection charges paid by Embratel to the three regional fixed-line telephone companies under the new interconnection regime that became effective April 1, 1998. As part of the liberalization of the telecommunications sector, Anatel eliminated the division of revenues system applicable to Embratel and the fixed-line operators and implemented the new interconnection regime. Under this new regime, Embratel receives remittances from the fixed-line operators for switched services provided to end-customers and pays interconnection charges associated with such services, as well as a supplemental per-minute charge for interconnection, to the regional fixed-line operators. During the nine months ended September 30, 1998, these interconnection charges totaled approximately R$1,025 million. Expenses relating to facilities increased 47% to R$132 million in the first nine months of 1998 from R$90 million during the same period in the prior year, primarily as a result of an increase in the number of circuits and other facilities leased in response to increases in data communications.

  Other. Other costs of services increased 82.2% to R$15.6 million in the first nine months of 1998 from R$8.5 million in the first nine months of 1997. This increase was primarily due to R$2.4 million of higher materials expense, R$2.2 million of insurance payments for the Brasilsat B3 satellite that came into operation in 1998 and R$2.5 million on taxes payable to finance the Fundo de Fiscalizacao das Telecomunicacoes ("Fistel").

Operating expenses

  The Company's operating expenses increased 136.6% to R$904.6 million for the nine months ended 1998 from R$382.4 million for the same period in the prior year.

  The table sets forth below, for the periods indicated, the components of operating expenses (in thousands of constant reais of December 31, 1997 with respect to the nine months ended September 30, 1997 and in thousands of reais with respect to the nine months ended September 30, 1998) and the percentage change of such expenses from the prior period.

                                                   Nine Months Ended  Percentage
                                                     September 30,      Change
                                                  ------------------- ----------
                                                                       1997 vs.
                                                    1997      1998       1998
                                                  --------- --------- ----------
Selling expense.................................. R$ 85,999 R$130,214    51.4
General and administrative expense...............   219,018   298,584    36.3
Other net operating expense......................    77,348   475,807   515.2
                                                  --------- ---------   -----
  Total operating expenses....................... R$382,365 R$904,605   136.6
                                                  ========= =========   =====


  Selling expense. Selling expense increased 51.4% to R$130.2 million for the nine months ended September 30, 1998 from R$86.0 million for the same period in the prior year. This increase principally reflected R$43 million in provisions to the allowance for accounts that are not considered probable of collection during the first nine months of 1998. These provisions reflected management's belief that, in the 1998 period there was a significantly greater portion of the Company's accounts receivable as to which collection was improbable than in the 1997 period, as well as a 46% increase in the balance of the Company's accounts receivable during the first nine months of 1998 due to the change in the interconnection regime, which increased the Company's billings by more than 50%. The Company did not record any such provision in the nine months ended September 30, 1997 because management believed, based on its experience up to that time, that substantially all of the Company's accounts receivable at that date would be collected. The change in management's belief reflected two changes in the Company's operating environment resulting from the privatization of the Telebras System. First, because Embratel and the local fixed line telephone companies ceased to be affiliates under the common control of the Brazilian government, such companies are no longer willing to suspend service to their customers when such customers fail to pay amounts owing to Embratel. As a result, after the privatization, those end-users directly billed by Embratel for services can fail to pay Embratel without risking the loss of their local telephone service. Second, because Embratel and the local fixed line and cellular telephone companies are no longer affiliates, Telebras and the government are no longer able to use their influence as controlling shareholders to require the local telephone companies to turn off the dial tone of a customer simply because he refuses to pay his bill to Embratel and, consequently, such customers have less incentive to pay Embratel. The payment relationship with the local fixed line and cellular telephone companies is now similar to any other relationship with an external customer and thus subject to collectibility risk.

  It has been the Company's policy to maintain an allowance for past due accounts receivable equal to management's estimate of probable future losses on such accounts, based on historical losses on accounts receivable, the Company's current level of overdue accounts and other factors. Subsequent to the privatization of the Telebras System, the Company has relied on the accounts receivable loss experiences of MCI WORLDCOM in other developing nations following the privatization of the national telephone systems in those countries. The Company expects provisions for past due accounts receivable to increase slightly in 1999 as competition increases and as the Company increasingly relies on direct billing to customers and the credit and collection burden shifts from the fixed line providers for traditional telephone services to end-customers. The Company expects to take advantage of customer registration information and past billing and collection information to minimize any such exposure. In the fourth quarter of 1998, the Company recorded an additional R$24.4 million of provisions for past due accounts receivable.


  General and administrative expense. General and administrative expenses increased 36.3% to R$298.6 million for the nine months ended September 30, 1998 from R$219.0 million for the same period in the prior year. The increase of R$79.6 million consisted mainly of management service support costs of R$31.5 million paid to MCI in connection with a management agreement between the Company and MCI (see "Interest of Management in Certain Transactions" for a description of the terms of the management agreement), a R$35.9 million increase payments to third parties for publicity and technical services and a R$11.7 million increase in personnel expenses.


  Other net operating expense. Other net operating expense increased 515.2% to R$475.8 million for the nine months ended September 30, 1998 from R$77.3 million for the same period of the prior year. The increase primarily relates to certain third quarter 1998 charges, more fully described below.

  The third quarter charges included in other net operating expense for the nine months ended September 30, 1998 comprise: (i) R$341 million (R$59 million under U.S. GAAP) related to management's decision to convert the Company's defined benefit pension plan to a defined contribution plan (see Note 13 to the Unaudited Consolidated Condensed Financial Statements). Employees were offered the option to convert to a defined contribution plan in the third quarter of 1998. The option expires on December 31, 1998. The pension obligation arising from such conversions is expected to be funded over seventeen years, which is the actuarial estimate of the average remaining working life of the converting employees. Management expects that such funding will be made from operating cash flows. The third quarter charge is based on such actuarial estimates. In accordance with U.S. GAAP, this charge has been treated as a curtailment under SFAS No. 88, resulting in a charge of R$59 million, which is lower than the Brazilian GAAP charge due to the fact that a large portion of those liabilities had been previously recorded under SFAS No. 87 for U.S. GAAP purposes; (ii) R$56 million (R$0 under U.S. GAAP) related to management's decision during the third quarter of 1998 to offer to "buy-out" employees who elect to exit the post-retirement health care plan (see Note 13 to the Unaudited Consolidated Condensed Financial Statements). Under U.S. GAAP, the settlement and curtailment results in a gain of R$43 million, which will be recognized in the fourth quarter of 1998, which is when the election period for this offer ends. A lump sum payment will be made on January 15, 1999. Management plans to fund this expenditure with available cash or cash generated from operations; and (iii) R$57 million related to a voluntary termination program offered by the Company to employees engaged in activities that are expected to be outsourced or discontinued (see Note 14 to the Unaudited Consolidated Condensed Financial Statements). Under Brazilian GAAP, this amount was accrued when the expense became probable and reasonably estimable. Embratel's prior voluntary termination programs (which had similar terms and conditions) provide a basis for estimating the expected employee acceptance rate and cost of the program. Under U.S. GAAP, the charge for the voluntary termination program will be recognized in the fourth quarter of 1998 in accordance with SFAS No. 88. This statement requires an employer that offers special termination benefits to employees to recognize a liability and a loss when the employees accept the offer and the amount can be reasonably estimated. The offer expired on November 27, 1998 and 1,537 of the Company's employees accepted the offer, resulting in actual severance payments of R$72 million. For Brazilian GAAP, the difference of R$15 million between the amount accrued in the third quarter and the actual amount will be recorded in the fourth quarter of 1998. Severance payments will be made under this program in the fourth quarter of 1998. Management plans to fund such payments with available cash or cash generated from operations.

  Excluding the third quarter 1998 pre-tax charges discussed above, net other operating expense decreased 71.8% to R$21.8 million for the nine months ended September 30, 1998 from R$77.3 million for the same period in the prior year. The decrease was principally due to the nonrecurrence of a R$59 million expense recorded in the nine months ended September 30, 1997 as a result of the reversal of a R$42.9 million COFINS-related tax credit taken in 1995 and R$16.1 million in related penalties. See "--Results of operations for the years ended December 31, 1995, 1996 and 1997 --Operating expenses--Other net operating income (expense)."

 Net interest income

  Net interest income represents the net effect of interest income, interest expense, foreign exchange gains and losses and gains and losses arising from the effect of inflation on the net balance of monetary assets and liabilities. Net interest income increased 90.4% to R$34.7 million for the nine months ended September 30, 1998 from R$18.2 million for the same period in the prior year principally due to an increase in the average rate earned on the Company's interest earning assets and R$7.5 million in increased penalties paid by suppliers, offset in part by an increase in the Company's effective cost of indebtedness as a result of the real devaluating at a faster rate than the rate of inflation.

 Net other nonoperating expense

  Net other nonoperating expense for the nine months ended September 30, 1998 decreased 43.7% to R$77.6 million from R$137.7 million for the same period of the prior year.

  This decrease principally reflected a R$108.6 million decline in write-offs of impaired assets, offset in part by a R$40 million increase in losses on the disposal of permanent assets. See Note 5 to the Unaudited Consolidated Condensed Financial Statements. The Company had losses on equipment disposals during the nine months ended September 30, 1998 of R$104.4 million which included R$8.0 million in sales of land and buildings and R$96.4 million in losses incurred upon the scrapping of equipment, principally transmission equipment (R$49.8 million) and switching equipment (R$33.8 million) that, although fully operational, was replaced with more advanced technology. The level of scrapped equipment was higher in the 1998 period than in the 1997 period because more new equipment was purchased to replace old equipment in the 1998 period. The decline in write-offs of impaired assets reflected the nonrecurrence of R$108.6 million in telex write-offs taken in the 1997 period.

  The Company's principal equipment write-offs during the first nine months of 1997 were as follows. The Company wrote off R$108.6 million in telex equipment and recorded R$64.4 million in losses upon the disposal of equipment in the ordinary course of business. See "--Results of operations for the years ended December 31, 1995, 1996 and 1997--Net other nonoperating expenses."


 Income and social contribution taxes

  The Company reported a net tax charge of R$34.1 million for the nine months ended September 30, 1997 and a net tax credit of R$119.0 million for the nine months ended September 30, 1998. Brazilian income taxes are comprised of Federal income tax and the social contribution tax. For the nine months ended September 30, 1997 and 1998 the rate for income tax was 25% and social contribution tax was 8%. As a result of legislation enacted in 1996 the social contribution tax was no longer deductible for its own computation basis, nor was it deductible for income tax purposes. The changes produced a combined statutory rate of 33% in the 1997 and 1998 periods. See Note 6 to the Unaudited Consolidated Condensed Financial Statements.

 Employees' profit share

  All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. For state owned companies, such profit sharing payments are limited to 25% of total proposed dividends. Prior to the privatization of the Company, Telebras had established two additional limits. In addition to the 25% limit imposed on all state owned companies, companies in the Telebras System were required to limit employees' share of profits to the lower of (i) the aggregate of the employees' annual compensation and (ii) 50% of the Company's net income adjusted for dividends. Following the privatization of the Company, employee profit share has been limited only by the 25% of dividends limit and may be renegotiated by the Company and the unions representing its employees. The Company's employees' profit share for the nine months ended September 30, 1997 and 1998 was R$25.5 million and R$18.0 million, respectively.



Results of operations for the years ended December 31, 1995, 1996 and 1997

  The following table sets forth, for each of the periods indicated, selected components of the Company's results of operations in constant reais of December 31, 1997 and as a percentage of net operating revenues, as well as the percentage change of each from the prior year.

                                       Year Ended December 31,                          Percentage Change
                          -------------------------------------------------------  ---------------------------
                              1995       %       1996       %       1997       %   1995 vs. 1996 1996 vs. 1997
                          ------------  ---  ------------  ---  ------------  ---  ------------- -------------
                            (in thousands of constant reais of December 31, 1997, except percentages)
Net operating revenues..  R$ 1,721,196  100% R$ 2,087,630  100% R$ 2,212,956  100%      21.3%          6.0%
Cost of services........    (1,142,720) (66)   (1,145,613) (55)   (1,097,563) (50)       0.3          (4.2)
Operating expenses......      (356,528) (21)     (445,271) (21)     (529,046) (24)      24.9          18.8
                          ------------  ---  ------------  ---  ------------  ---     ------        ------
Operating income before
 interest...............       221,948   13       496,746   24       586,347   26      123.8          18.0
Net interest income.....        54,992    3        55,899    3        57,699    3        1.6           3.2
Write off of property
 and equipment from
 physical inventory.....       (94,298)  (5)           --   --            --   --         --            --
Net other nonoperating
 expense................       (53,221)  (3)     (95,962)   (5)    (284,179)  (13)      80.3         196.1
                          ------------  ---  ------------  ---  ------------  ---     ------        ------
Income before taxes and
 other charges..........       129,421    8       456,683   22       359,867   16      252.9         (21.2)
Income and social
 contribution taxes.....        54,661    3       (13,861)  (1)       52,018    2     (125.4)       (475.3)
                          ------------  ---  ------------  ---  ------------  ---     ------        ------
Income before employees'
 profit share and
 minority interests.....       184,082   11       442,822   21       411,885   18     (140.6)         (7.0)
Employees' profit
 share..................       (21,766)  (2)      (22,642)  (1)      (30,622)  (1)       4.0          35.2
                          ------------  ---  ------------  ---  ------------  ---     ------        ------
Income before minority
 interests..............       162,316    9       420,180   20       381,263   17      158.9          (9.3)
Minority interests......        (2,041)  --        (5,253)  --        (4,766)  --      157.4          (9.3)
                          ------------  ---  ------------  ---  ------------  ---     ------        ------
Net income..............  R$   160,275    9  R$   414,927   20  R$   376,497   17      158.9          (9.3)
                          ============  ===  ============  ===  ============  ===     ======        ======

 Net operating revenues

  The Company's net operating revenues consist of gross operating revenues from domestic and international long-distance telecommunications services, data communication services and other telecommunications services, net of sales taxes collected with respect to such services. See "--Certain Taxes." The Company's net operating revenues increased 6.0% to R$2,213 million in 1997 from R$2,088 million in 1996, which in turn represented an increase of 21.3% from R$1,721 million in 1995. The increase in net operating revenues in 1997 was attributable primarily to a 11.6% and 22.6% increase in domestic and international long-distance traffic volume, respectively. The increase in net operating revenues in 1996 was attributable primarily to a 13.5% and 25.4% increase in domestic and long-distance traffic volume, respectively, and a 22.2% increase in domestic long- distance rates.

  The table below sets forth, for each of the periods indicated, the principal components of the Company's net operating revenues, in constant reais of December 31, 1997 and as a percentage of those revenues, and the percentage change of each from the prior year.

                                         Year Ended December 31,                       Percentage Change
                          ---------------------------------------------------------------------------------------
                                                                                        1995          1996
                              1995       %        1996       %        1997       %     vs.1996      vs. 1997
                          ------------  ------------------  ------------------  ---------------------------------
                          (in thousands of constant reais of December 31, 1997,  except percentages)
Domestic long-distance..   R$1,127,294    65%  R$1,239,927    59% R$ 1,366,622    62%       10.0%         10.2%
International long-
 distance...............       367,943    21       405,317    19       443,987    20        10.2           9.5
Data communication......       507,135    29       735,560    35       718,688    32        45.0          (2.3)
Other(1)................       207,079    12       248,052    12       213,095    10        19.8         (14.1)
                          ------------  ----  ------------  ----  ------------  ----   ---------    ----------
 Gross operating
  revenues..............     2,209,451    --     2,628,856    --     2,742,392    --        19.0           4.3
Taxes on operating
 revenues...............      (488,255)  (28)     (541,226)  (26)     (529,436)  (24)       10.8          (2.2)
                          ------------  ----  ------------  ----  ------------  ----   ---------    ----------
  Total.................   R$1,721,196   100%  R$2,087,630   100%  R$2,212,956   100%       21.3%          6.0%
                          ============  ====  ============  ====  ============  ====   =========    ==========

--------

(1) Includes text transmission, sound and image transmission, leased analog lines and certain mobile satellite communication services.

  Domestic long-distance telephone service. Revenues from domestic long-distance telephone service increased 10.2% to R$1,366.6 million in 1997 from R$1,239.9 million in 1996, which in turn represented a 10.0% increase from R$1,127.3 million in 1995. In 1997, the increase in revenues was mainly due to a 11.6% increase in volume and a 25.4% increase in the amount of revenues received from the fixed-line companies pursuant to the Telebras revenue-sharing system that was terminated on April 1, 1998. See "Description of Business--Division of Revenues and Access Fees" and "Regulation--Rate Regulation." This increase was offset in part by a 18.2% tariff rebalancing reduction in rates in May 1997 and the implementation of a new billing system pursuant to which calls are billed in 6-second increments instead of in full minute increments. The combined effect of these measures resulted in a rate reduction of approximately 32%. The increase in revenues in 1996 was principally due to an increase in traffic volume of 13.5% and a rate increase of approximately 22.2%. See "Description of Business--Rates--Domestic Long-Distance Rates."

  International long-distance telephone service. Revenues from international long-distance telephone service increased 9.5% to R$444.0 million in 1997 from R$405.3 million in 1996, which in turn represented an increase of 10.2% from R$367.9 million in 1995. The increase in revenues in 1997 was attributable to a 22.6% increase in traffic volume and a 35.5% increase in the amount of revenues received from the fixed-line companies pursuant to the Telebras revenue sharing system that was terminated on April 1, 1998, partially offset by a decrease in average rates used to settle payments among foreign operators and a 14.5% reduction in the average rate for outgoing international calls. The increase in revenues from international long-distance telephone service in 1996 was attributable to an increase in traffic volume of 25.4%, offset in part by a 22% decrease in the average rate for outgoing international calls. See "Description of Business--Rates--International Rates."

  Data communication services. Revenues from data communication services (approximately 91% and 9% of which are derived from domestic and international transmission, respectively), decreased 2.3% to R$718.7 million in 1997 from R$735.6 million in 1996, which in turn represented a 45.0% increase from R$507.1 million in 1995. The decrease in 1997 was primarily attributable to a 42% decrease in average monthly line rental charges for private leased circuits, offset in part by a 62.4% increase in traffic volume on the Domestic Packet-Switched Data Communications Center (RENPAC), an increase in the number of leased circuits on the High Speed Data Communications Center (TRANSDATA) and a R$27 million increase in revenues from internet services. The increase in revenues in 1996 was primarily a result of a 111% increase in traffic volume on Renpac, a 97.7% increase in the number of leased circuits on Transdata and a R$22.9 million increase in revenues from internet services (which was introduced during the second half of 1995), offset in part by a reduction in rates for most of the Company's data communication services.

  Other telecommunications services. Revenues from other telecommunications services (which includes revenues from text, sound and image transmission, leased analog lines and certain mobile satellite communication services) decreased 14.1% to R$213.1 million in 1997 from R$248.1 million in 1996, which in turn represented an increase of 19.8% from R$207.1 million in 1995. The decrease in revenues in 1997 was due primarily to a significant decrease in demand for leased analog lines and mobile satellite communication services as a result of increasing competition from digital services and to a 50.4% decline in telex transmission services. The increase in revenues in 1996 as compared to 1995 reflects primarily an increase in rates for text, sound and image transmission, partially offset by a decrease in revenues from leased analog lines and mobile satellite communication services.

 Cost of services

  Cost of services relates directly to the provision of telecommunications services and includes depreciation and amortization expenses, personnel expenses for network maintenance and expenses related to third party services and other costs of service. Cost of services decreased 4.2% to R$1,097.6 million in 1997 from R$1,145.6 million in 1996, which in turn represented an increase of 0.3% from R$1,142.7 million in 1995. The decrease in recorded cost of services for 1997 was primarily due to a decrease in personnel expenses as a result of the implementation in 1996 of the Company's voluntary resignation incentive program. The slight increase in 1996 was mainly due to an increase in personnel expenses.

  The table below sets forth, for the periods indicated, the components of cost of services in constant reais of December 31, 1997 and the percentage change of such expenses from the prior year.

                               Year Ended December 31,            Percentage Change
                         ----------------------------------- ---------------------------
                            1995        1996        1997     1995 vs. 1996 1996 vs. 1997
                         ----------- ----------- ----------- ------------- -------------
                              (in thousands of constant reais of December 31, 1997)
Depreciation and
 amortization........... R$  637,517 R$  618,512 R$  659,233     (3.0)%          6.6%
Personnel...............     392,312     413,478     313,506      5.4          (24.2)
Third party
 services(1)............      77,285      81,030     101,526      4.8           25.3
Other(2)................      35,606      32,593      23,298     (8.5)         (28.5)
                         ----------- ----------- -----------
      Total cost of
       services......... R$1,142,720 R$1,145,613 R$1,097,563      0.3           (4.2)
                         =========== =========== ===========

--------
(1) Third party services includes expenses relating to the maintenance of the Company's network and equipment, insurance costs, transportation costs and electricity expense.
(2) Other includes rental payments and certain municipal tax expense.

  Depreciation and amortization expenses. Depreciation and amortization expenses were R$659.2 million, R$618.5 million and R$637.5 million in 1997, 1996 and 1995, respectively. Although the Company made capital investments to expand and improve its network during this three-year period, depreciation and amortization expenses remained relatively constant due to the write-off of certain obsolete assets, principally telex and analog equipment, during such period. Management believes that the Company's total depreciation expense may increase in 1998 and thereafter as a consequence of a possible reduction in the remaining estimated useful lives of the Company's property, plant and equipment. Management is currently reviewing such estimated useful lives in light of the advent of competition in the Brazilian long distance market. One of the anticipated effects of such competition is the potential requirement to accelerate the rate of depreciation and replacement of the Company's existing analog equipment. In the first quarter of 1998, for example, the Company's Board of Directors resolved to depreciate the remaining net book value of the Company's analog transmission equipment in equal monthly installments through December 1999, when such equipment is expected to be removed from service. This accelerated depreciation will give rise to approximately R$76.6 million of additional depreciation expense during each of 1998 and 1999. See "--Net other nonoperating expense."

  Personnel expenses. Personnel expenses decreased 24.2% to R$313.5 million in 1997 from R$413.5 million in 1996, which in turn represented a 5.4% increase from R$392.3 million in 1995. The significant decrease in payroll expenses in 1997 reflected a 6.9% reduction in the number of the Company's employees resulting from the implementation in 1996 of the Company's voluntary resignation incentive program. The increase in 1996 was mainly due to an increase in payroll expense resulting from the payment of a one-time bonus in December 1996, partially offset by a 7.4% reduction in the number of the Company's employees.

  The Company's voluntary resignation incentive program was launched in 1996 and offered a variety of incentives to encourage certain employees to take early retirement. A total of 882 employees (who exercised an option to resign or take early retirement by the deadline of December 31, 1996) left the Company through the program from January to May 1997 (when the program was terminated), at a total cost of R$39 million plus certain fringe benefit payments (including TELOS, medical, dental and life insurance) estimated to be R$23.5 million. Substantially all expenses associated with the program were incurred in 1996.

  Third party services. Expenses related to third party services increased 25.3% to R$101.5 million in 1997 from R$81.0 million in 1996. This increase was primarily attributable to higher network and equipment maintenance expenses. In 1996, expenses related to third party services did not materially increase from R$77.3 million in 1995.

  Other. Other costs of service decreased 28.5% to R$23.3 million in 1997 from R$32.6 million in 1996, which in turn represented an 8.5% decrease from R$35.6 million in 1995. The decreases in 1997 and 1996 were primarily due to lower rental payments for facilities and office space as a result of an internal reorganization of the Company whereby a customer service department was created. Upon such reorganization, expenses relating to rent for facilities dedicated to the newly created customer service department were allocated under operating expenses. See "Operating expenses--Selling expense."

 Operating expenses

  The Company's operating expenses increased 18.8% to R$529,046 million in 1997 from R$445,271 million in 1996, which in turn represented a 24.9% increase from R$356,528 million in 1995.

  The table below sets forth, for the periods indicated, the components of operating expenses in constant reais of December 31, 1997 and the percentage change of such expenses from the prior year.

                            Year Ended December 31,          Percentage Change
                         ------------------------------ ---------------------------
                           1995       1996      1997    1995 vs. 1996 1996 vs. 1997
                         ---------  --------- --------- ------------- -------------
                           (in thousands of constant reais of December 31, 1997)
Selling expense(1)...... R$147,556  R$160,243 R$230,808       8.6%        44.0%
General and
 administrative
 expense................   245,372    237,216   213,617      (3.3)        (9.9)
Other net operating
 (income) expense(2)....   (36,400)    47,812    84,621     231.4         77.0
                         ---------  --------- ---------
    Total operating
     expenses........... R$356,528  R$445,271 R$529,046      24.9         18.8
                         =========  ========= =========

--------
(1) Selling expense includes personnel expenses relating to the Company's sales network, payments to other telecommunications providers for certain services and advertising expense.
(2) Other net operating expense includes certain federal social contribution taxes, provisions for contingencies, expenses related to the implementation of a voluntary resignation incentive program in 1996 and fines and expenses recovered. See Note 8 to the Consolidated Financial Statements.

  Selling expense. Selling expenses increased 44.0% to R$230.8 million in 1997 from R$160.2 million in 1996, which in turn represented an 8.6% increase from R$147.6 million in 1995. The increases in 1997 and 1996 were primarily due to higher payments to other telecommunications providers and an increase in costs relating to the use of certain data equipment. The increases also reflected an internal reorganization at the Company whereby employees in technical support and administrative positions were transferred to a newly created customer service department. Such reorganization represented an initiative by the Company to become more customer-oriented and improve the quality of customer services in preparation for the entry of competition following the privatization of the Registrant.

  General and administrative expense. General and administrative expenses decreased 9.9% to R$213.6 million in 1997 from R$237.2 million in 1996, which in turn represented a 3.3% decrease from R$245.4 million in 1995. The decrease in 1997 reflected a decrease of approximately R$15.0 million in expenses for third party services.

  Other net operating income (expense). Other net operating expenses increased 77.0% to R$84.6 million in 1997 from R$47.8 million in 1996, which in turn represented a 231.4% increase from R$36.4 million of net other operating income in 1995. The increase in 1997 was principally due to the reversal of a R$42.9 million COFINS-related tax credit taken in 1995, the accrual of R$16.1 million in related penalties and the establishment of a R$18.8 million provision for potential worker claims relating to electricity exposure. The increase in 1996 was mainly due to the recognition of R$62.5 million in expenses related to the implementation of the Company's voluntary resignation incentive program and the non-recurrence of the R$42.9 million COFINS-related tax credit recorded in 1995. See Note 20 to the Consolidated Financial Statements. The 1995 COFINS-related tax credit was taken as a consequence of a decision of the Brazilian Supreme Court declaring unconstitutional a number of tax increases relating to a predecessor tax of COFINS, and several 1995 federal court decisions allowing set off of overpaid COFINS taxes against other federal taxes. The Company reversed this credit in 1997, notwithstanding the continuing validity of the Supreme Court's decision, in order to resolve a related dispute with the taxing authorities.

 Net interest income (expense)

  Net interest income (expense) represents the net effect of interest income, interest expense, foreign exchange gain and loss and gain and loss on net monetary position arising from the effect of inflation on the net balance of monetary assets and liabilities. Net interest income increased 3.2% to R$57.7 million in 1997 from R$55.9 million in 1996, which in turn represented a 1.7% increase from R$55.0 million in 1995. During the three-year period, interest income increased due to an increase in the Company's level of investments and interest-bearing deposits at the Central Bank. These increases in interest income were partially offset by an increase in the Company's effective cost of indebtedness as a result of the real devaluating at a faster rate than the rate of inflation. In 1995, the excess of the inflation rate over the devaluation rate resulted in inflationary gains that completely offset the Company's interest expense in that year.

 Write-off of property and equipment from physical inventory

  In 1995, the Company conducted a physical inventory of equipment that resulted in a write-off R$94.3 million of equipment that had been taken out of service since the Company's previous physical inventory was conducted in 1978. With respect to equipment removed from service in any year prior to 1995, the write-off should have been accounted for as the correction of an error requiring restatement of the financial statements for such earlier year. The Company was not able, however, to determine the years in which equipment was removed from service and, accordingly, it recognized the entire amount of the write-off in 1995 and did not restate earlier years. If it had been able to do so, the restatement would have resulted in (a) in each affected earlier year, a charge under "net other nonoperating income (expense)", a related reduction in tax expense and a corresponding reduction in net income and (b) in 1995, a smaller charge under "write-off of property and equipment from physical inventory", a related increase in tax expense and correspondingly higher net income. See Note 15(e) to the Consolidated Financial Statements. The Company's inability to restate its financial statements for earlier years affects the comparability of reported net income for each year through 1995, but the Company is unable to determine the magnitude of this effect.

  Since 1995, the Company has performed annual physical inventories of equipment resulting in the smaller 1996 and 1997 write-offs discussed below under "Net other nonoperating expense." The Company has adopted measures to further improve controls over, and to facilitate the recording of, physical inventories, including the attachment of bar code tags to all inventoried equipment and the implementation of a comprehensive set of procedures to track and coordinate the movement of the Company's equipment. See Note 15(e) to the Consolidated Financial Statements.

 Net other nonoperating expense

  Net other nonoperating expense increased 196.1% to R$284.2 million in 1997 from R$96.0 million in 1996, which in turn represented a 80.3% increase from R$53.2 million in 1995. See Note 7 to the Consolidated Financial Statements. Net nonoperating expense in 1997 was comprised principally of R$108.6 million in telex equipment write-offs, R$98.7 million in Transdata equipment write-offs, a R$44.4 million loss due to the scrapping of analog submarine cables, R$43.8 million in miscellaneous other write-offs and losses on disposals and R$17.2 million in other equipment write-offs resulting from the Company's annual physical inventory of equipment, offset in part by R$36.9 million in proceeds from asset disposals. The telex equipment write-off, which comprised the entire remaining book value of the Company's telex equipment, resulted from a 71% increase in the cost of leasing the dedicated lines required for the provision of telex services at the end of 1996. Management believed that market conditions would not allow this additional cost to be passed on to telex consumers and, as a result, expected the line of business to become increasingly unprofitable. The amount of the 1997 telex write off (and the smaller telex equipment write offs taken in 1995 and 1996 discussed below) was determined by providing in full against the remaining net book value of the equipment at the time it was removed from service. The Transdata low speed data transfer line was profitable in 1996 and prior years. However, as a result of a steep decline in revenues in 1997 resulting in losses from this line followed by a further decline in revenues early in 1998, the net book value of this equipment was written off at December 31, 1997. In particular, revenue declined in the second quarter of 1997 as a result of the implementation of a new pricing structure in April 1997, as required by the regulatory authority, whereby the price for data transmission at all speeds was reduced significantly. The price for a typical combination of speed and distance factors declined by 63%. This price reduction was not offset by an increase in volume and as a result, the Transdata service line became unprofitable. The analog submarine cables were removed from service in December 1997, before the end of their estimated useful lives, due to declining demand for international analog transmission equipment and the existence of alternative digital transmission capacity; the analog submarine cables thereafter did not generate revenues.

  As of December 31, 1997 all of the Company's telephone switching equipment and 70% of its long-distance transmission equipment was digital. The Company expects that substantially all remaining analog transmission equipment (R$242 million at December 31, 1997 net book values) will be taken out of service at the end of 1999. Such equipment is comprised of analog equipment and multiplex transmission equipment. In view of this expectation, the Company's Board of Directors resolved in the first quarter of 1998 to depreciate the remaining net book value of such equipment in equal monthly installments through December 1999. This accelerated depreciation will give rise to approximately R$77.0 million of additional depreciation expense during each of 1998 and 1999. See "--Cost of services--Depreciation and amortization expenses."

  Net nonoperating expense in 1996 was comprised principally of R$46 million in telex equipment write-offs, a R$20.6 million write-off of an analog submarine cable, R$33 million in miscellaneous other write-offs and R$13.4 million in other equipment write-offs resulting from the Company's annual physical inventory of equipment, partially offset by the proceeds from asset disposals. Net non-operating expense in 1995 principally reflected R$67.9 million in telex equipment write-offs, partially offset by R$11.3 million in proceeds from asset disposals. The 1995 and 1996 telex equipment write-offs were the result of rapidly declining customer demand for telex services. The number of telex terminals in service in Brazil decreased 23% in 1995 to 48,000 terminals at year end and 40% in 1996 to 28,000 terminals at year end. These decreases, which reflected a significant decline in demand, allowed the Company to concentrate its telex switching operations in a few of the larger cities in Brazil and, consequently, remove from service a substantial portion of its older equipment.

  The R$33 million in miscellaneous write-offs in 1996 related to the removal from service of analog equipment prior to the end of its useful life as a result of the Company's replacing such equipment with digital equipment. An analog submarine cable was written off as a result of a decision of the consortium that owned and operated the cable to remove it from service and rely entirely on a recently completed digital cable. The consortium approved the removal of the cable in December 1996, and the cable was subsequently removed from service in January 1997.

  The amount of the write-offs in each year were equal to the book value of the equipment removed from service in such year.

 Income and social contribution taxes

  The Company recorded a net tax credit of R$54.7 million in 1995, a net tax charge of R$13.9 million in 1996 and a net tax credit of R$52.0 million in 1997. The aggregate effective rate of income and social contribution taxes was (42.2%), 3.0% and (14.5)% in 1995, 1996 and 1997, respectively. See Note 8 to the Consolidated Financial Statements.

 Employees' profit share

  All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. For state owned companies, such profit sharing payments are limited to 25% of total proposed dividends. Telebras has established two additional limits. In addition to the 25% limit imposed on all state owned companies, companies in the Telebras System must limit employees' share of profits to the lower of (i) the aggregate of the employees' annual compensation and (ii) 50% of the Company's net income adjusted for dividends. Following the privatization of the Company, employee profit share will be limited only by the 25% of dividends limit and will be renegotiated by the Company and the unions representing its employees. The Company's employees' profit share was R$21.8 million, R$22.6 million and R$30.6 million in 1995, 1996 and 1997, respectively.

 Net income

  Net income decreased 9.3% to R$376.5 million in 1997 from R$414.9 million in 1996, which in turn represented a 158.9% increase from R$160.3 million in 1995. The increase in 1996 was attributable primarily to increased revenues from domestic and international long-distance service and successful cost management. The net decrease in 1997 was attributable principally to equipment write-offs discussed under net other nonoperating expense above.

Liquidity and Capital Resources

  The Registrant is a holding company and its principal assets are the shares of its operating subsidiary Embratel. The Registrant relies almost exclusively on dividends from Embratel to meet its needs for cash, including for the payment of dividends to its shareholders. Under Law No. 6,404 of December 15, 1976, as amended (the "Brazilian Corporation Law"), dividends may be paid only out of retained earnings or accumulated profits in any given fiscal year. See "Description of Securities to be Registered--Capital Stock--Dividends."

  Management believes that the Registrant's shareholding in Embratel is sufficient to allow the Registrant to control the payment of dividends by Embratel. The Registrant currently is able to nominate and elect all the members of the boards of directors of Embratel. However, under Brazilian law and the regulations of the Brazilian Securities Commission, persons holding more than 10% of the voting stock of a company (a percentage that may decrease up to 5% in the case of listed companies) may require the company to adopt cumulative voting. Management believes that, based on current holdings in its operating subsidiary, if cumulative voting were required, the Registrant would still be able to control the payment of dividends by Embratel which, with respect to the Mandatory Dividend, could be limited only under very strict circumstances: Board members, even if elected by one specific shareholder, have fiduciary duties toward the Company and all its shareholders. The minority voting shareholders of Embratel elect one member of the Audit Committee of Embratel. The remaining members of the Audit Committee are selected by the controlling shareholder.

  The Company's principal liquidity and capital resource requirements are to finance capital expenditures and investments related to the expansion, improvement and maintenance of its property, plant and equipment.
Historically, the Company has financed its capital expenditures and investments with internally generated funds and indebtedness.

  The Company made capital expenditures of R$819 million during the nine months ended September 30, 1998 and R$704 million, R$942 million and R$918 million in 1995, 1996 and 1997, respectively. The principal expenditures related primarily to the expansion and modernization of the Company's transmission network. See "Description of Business--Capital Expenditures." In addition, the Company paid dividends of R$296.1 million for the nine months ended September 30, 1998 and R$165.2 million, R$87.1 million and R$234.2 million in 1995, 1996 and 1997, respectively.

  The Company anticipates that capital expenditures for 1998 will be approximately R$1,283 million, 80% of which is expected to be funded with internally generated funds from operations. See "Description of Business-- Capital Expenditures." The Company expects to finance its capital expenditures, debt service obligations and dividend payments from internally generated funds and from its existing sources of debt financing.

  The Company's primary source of funds is cash generated from operations. Net cash flow generated by operating activities was R$1,081.1 million for the nine months ended September 30, 1998 and R$938.3 million, R$1,378.3 million and R$1,211.7 million in 1995, 1996 and 1997, respectively.

  The Company's total long-term indebtedness was R$500.7 million, R$402.2 million, R$448.6 million and R$471.5 million as of September 30, 1998, December 31, 1995, 1996 and 1997, respectively. The increase in long-term indebtedness at September 30, 1998 from December 31, 1997 was due to foreign exchange rate fluctuations. The increase in long-term indebtedness in 1996 as compared to 1995 reflected additional loans and financing required for the acquisition of the Brasilsat B3 satellite and for the installation of the fiber optic cable system. R$87.4 million and R$133.6 million of the Company's debt matures in 1998 and 1999, respectively.

  At September 30, 1998, the Company had available approximately R$103.3 million in committed lines of credit for long-term financing, of which R$51.3 million was outstanding as of September 30, 1998. All of the Company's long-term indebtedness at September 30, 1998 was denominated in foreign currencies, 88.7% of which is in U.S. dollars. The effective cost to the Company of borrowing in foreign currencies depends principally on the exchange rate between the real and the currencies in which its borrowings are denominated. The Company does not hedge its obligations under its foreign currency-denominated indebtedness. During the first month of 1999, the real devalued against the U.S. dollar by 37.5%. If this devaluation is sustained, or worsens, the cost in reais of servicing the Company's U.S. dollar-denominated debt will increase proportionately. See "Description of Business--Brazilian Economic Environment." Foreign currency denominated debt bears fixed interest rates varying from 5.71% per annum to 10.14% per annum and variable interest rates varying from 0.25% to 3.30% per annum over LIBOR. The LIBOR rate at September 30, 1998 was 5.25% per annum. The Company's foreign currency-denominated debt is evidenced by credit agreements that contain certain restrictions and covenants, including negative pledge provisions, prohibitions on the reduction of capital, prohibitions on mergers and consolidations and prohibitions on the selling, transferring or otherwise disposing of all or substantially all of its assets.

  Certain of the Company's credit agreements also contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constitute events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt as of September 30, 1998 which is currently or is expected to be in default is R$449.0 million. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

  The Company's two principal categories of indebtedness at September 30, 1998 were the following:

    Financial institutions (R$527.4 million). Borrowings (principal and interest) from financial institutions consist of various unsecured medium- and long-term loans, generally in foreign currencies. The policy of the Company is to avoid relying on short-term real-denominated bank borrowings because of their high cost.

    Supplier credits (R$109.7 million). Supplier credits (in the form of principal and accrued interest) are available for purchases of imported equipment, principally fiber optic transmission equipment. A portion of the supplier credits, amounting to R$5.0 million at September 30, 1998, is guaranteed by Telebras.


Reconciliation to U.S. GAAP


  The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The principal differences between Brazilian GAAP and U.S. GAAP as they affected the Company's results of operations during the reported periods are: (i) under Brazilian GAAP, loans and financing balances in default are not always classified as current liabilities while under U.S. GAAP, loans and financings in default or expected to be in default within a year of the balance sheet date are classified as current obligations unless creditors have provided the Company waivers for such defaults; a substantial portion of the Company's outstanding debt at September 30, 1998 is in default as a result of the Breakup of the Telebras System and the Company's privatization (see "-- Liquidity and Capital Resources"); (ii) under Brazilian GAAP, interest on loans to finance construction in progress is capitalized at the rate of 12% per annum of the total value of construction in progress, regardless of the amount of interest actually incurred on such loans while under U.S. GAAP interest is capitalized at the interest rate of the debt incurred up to the lower of the amount of construction in progress and the total loans incurred;
(iii) until December 31, 1993 capitalized interest under Brazilian GAAP was not added to individual assets but was capitalized separately and amortized over a time period different from the estimated useful lives of the related assets while under U.S. GAAP capitalized interest is added to the cost of individual assets and is amortized over their estimated useful lives; (iv) the write-off of certain impaired, long-lived assets under U.S. GAAP; (v) adjustments to the Company's provision for pension and other post-retirement benefits resulting from the application of SFAS 87--"Employer's accounting for pensions" and SFAS 106--"Employer's accounting for post retirement benefits other than pensions" as required under U.S. GAAP; (vi) under Brazilian GAAP, the deferred tax liability arising from the indexation of assets and liabilities for financial reporting purposes was recorded against retained earnings while under U.S. GAAP such effects would be charged to income and social contribution taxes in the statement of income; (vii) under Brazilian GAAP, proposed dividends are accrued for in the consolidated financial statements in anticipation of their approval at the shareholders' meeting while under U.S. GAAP, dividends are not accrued until they are formally declared; and (viii) under the Statement of Financial Accounting Standards No. 5, the Company is required to reverse the R$42.9 million COFINS-related tax credit taken in 1995 under Brazilian GAAP. The Company's income from continuing operations under U.S. GAAP would have been R$164.4 million, R$148.2 million, R$350.9 million and R$451.6 million for the nine months ended September 30, 1998, and the years ended December 31, 1995, 1996 and 1997, respectively. In addition, under US GAAP, Embratel is considered to be the continuing entity of the Telebras System for financial reporting purposes through December 31, 1997. As a result, all operations of Telebras and its subsidiaries, except for Embratel, are considered to be discontinued operations through December 31, 1997. Income from discontinued operations under U.S. GAAP amounted to R$716.8 million, R$1,976.4 million and R$3,127.9 million for the years ended December 31, 1995, 1996 and 1997, respectively. See Note 29 to the Consolidated Financial Statements, which also includes condensed financial statement schedules of the Company prepared in accordance with Brazilian GAAP, in a U.S. GAAP reporting format, reflecting discontinued operations. See Note 17 to the Unaudited Consolidated Condensed Financial Statements for an additional discussion of U.S. GAAP differences which arose during 1998. See "--Results of operations for the nine months ended September 30, 1998--Third quarter 1998 pre-tax charges."

Recent Events

  The Company had consolidated net operating revenues of R$4,000 million in the twelve months ended December 31, 1998, which represented a 85% increase from R$2,164 million in the twelve months ended December 31, 1997. The Company had consolidated net income of R$124 million in the twelve months ended December 31, 1998 compared to consolidated net income of R$419 million in the twelve months ended December 1997. Such amounts have been determined in accordance with the Brazilian Corporation Law and standards issued by the CVM and have not been indexed for inflation occurring after December 31, 1995 or expressed in constant reais. Accordingly, such amounts are not comparable to the amounts included in the Financial Statements included herein, which have been so indexed and expressed. Had consolidated net operating revenues and consolidated net income for the years ended December 31, 1997 and December 31, 1998 been indexed for inflation and expressed in constant reais on the same basis as the amounts presented in the Financial Statements, such adjustments would have had no material effect on net operating revenues and would have resulted in decreases of approximately R$113 million and approximately R$42 million to net income for the years ended December 31, 1998 and December 31, 1997, respectively (principally reflecting additional depreciation, net of related tax effects). As measured by the IGP-M, the cumulative rate of inflation from the period December 31, 1995 to December 31, 1998 was 19.83%.

  Management believes that the material adjustments that would be required to reconcile net income as reported for the year ended December 31, 1998 to U.S. GAAP are comparable in nature to those discussed in Notes 17 and 18 to the Unaudited Consolidated Condensed Financial Statements.

  On September 24, 1998, the Board of Directors of the Registrant authorized the acquisition by the Company of up to 5,996,387,940 Common Shares and 21,002,999,706 Preferred Shares within the three month period ending December 24, 1998. The Company may from time to time purchase the Registrant's Common Shares and Preferred Shares but had not done so as of the date of this Registration Statement.

  In September 1998, the Board of Directors of the Registrant appointed Arthur Andersen as the Company's independent auditors and it is expected that the Company's consolidated financial statements as of and for the year ended December 31, 1998 will be audited by Arthur Andersen.

Item 9A: Quantitative and Qualitative Disclosures about Market Risk

  The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

  The Company has exchange rate exposure with respect to the U.S. dollar and, to a lesser extent, other currencies. At September 30, 1998, approximately R$660 million of the liabilities of the Company, which included R$637 million in loans and financing and R$23 million in accounts payable to international operators, was denominated in U.S. dollars, and approximately R$68 million of the Company's indebtedness was indexed to other foreign currencies which included French Francs, Deutsch Marks and Japanese Yen. The potential immediate loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates based on this position would be approximately R$80 million. In addition, if such a change were to be sustained, the Company's cost of financing would increase in proportion to the change. This sensitivity analysis assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which the indebtedness described above are denominated and does not take into account the offsetting effect of such a change on the Company's foreign-currency denominated revenues (principally payments from international operators). Since consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on the Company's results of operations. During the first month of 1999, the real devalued against the U.S. dollar by 37.5%. If this devaluation is sustained, or worsens, the Company would expect to incur a substantial loss.

Interest Rate Risk

  At September 30, 1998, the Company had approximately R$637 million in loans and financing outstanding, of which approximately R$355 million bore interest at fixed interest rates and approximately R$282 million bore interest at floating rates of interest (primarily LIBOR-based). Embratel invests its excess liquidity (R$736 million at September 30, 1998) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on September 30, 1998 would be approximately R$4 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g. U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

Item 10: Directors and Officers of Registrant

Board of Directors

  The Registrant is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of five members serving for a term of three years. The Board of Directors holds a regular meeting once a month and holds special meetings when called by the Chairman or by two members of the Board of Directors.

  The following are the current members of the Board of Directors and their respective positions. Unless otherwise indicated, all current members were appointed in August 1998.

            Name                                Position
            ----                                --------
            Daniel Eldon Crawford               Chairman
            Michael James Rowny                 Director
            Luis Fernando Motta Rodrigues       Director
            Dilio Sergio Penedo                 Director
            Francisco dos Santos Pires
             Albuquerque                        Director

  Set forth below are brief biographical descriptions of the Directors.

  Daniel Eldon Crawford, 58 years old, has served as Chairman of the Board of Directors since February 1999 and member of the Board since September 1998. He serves as Senior Vice President, Venture Management, for MCI WORLDCOM. From 1994 to 1998 he served as Chief Operating Officer of Avantel, S.A., a joint venture of MCI WORLDCOM and Grupo Financiero Banamex-Accival., which competes in the Mexican long-distance marketplace. Previously, he held a number of positions at MCI, including president of the Network Services Division and president of MCI's Southwest Division. He holds a bachelor of science degree in electrical engineering from the University of Nebraska and a master's degree in electrical engineering from New York University.

  Michael James Rowny, 48 years old, has served as a member of the Board of Directors since September 1998 and Chairman of the Board of Directors from September 1998 to February 1999. In addition to his position as Chairman of the Board of Directors of the Company, he also serves as Executive Vice President of MCI WORLDCOM. Before returning to MCI, he was Vice President and Chief Financial Officer of ICF Kaiser International; Chairman and Chief Executive Officer of Ransohoff Company; Chief Executive Officer of Hermitage Holding Company; Vice President and Treasurer of MCI Communications Corporation; Vice President for Strategic Planning and Ventures at Bendix Corporations; and Deputy Staff Director of The White House during the Carter Administration. He holds a bachelor of science degree from the Massachusetts Institute of Technology and a law degree from Georgetown University Law Center.

  Luis Fernando Motta Rodrigues, 36 years old, has served as a member of the Board of Directors since August 1998. In addition, he has served as President of MCI do Brasil, MCI Solutions Ltda. ("MCI"), Startel Participacoes Ltda. and President of the Administrative Board of Empresa Brasileira de Telecomunicacoes S.A.--Embratel ("Embratel"), the operating subsidiary of the Company. Before working for MCI, he served in various positions in the operational and commercial areas of Embratel's international office. He holds a degree in telecommunications engineering from the Fluminense Federal University, Niteroi, RJ.

  Dilio Sergio Penedo, 56 years old, has served as a member of the Board of Directors since May 1998. He served as General Area Manager for South America at SAFT, a company of the Alcatel Alsthom Group; President of Nife--Argentina; Superintendent Director of Indesul--Saft Equipamentos Eletronicos; and Superintendent Director of Nife Brasil--Sistemas Eletricos. In addition, he served as President of Embratel from 1995 to 1998. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro.

  Francisco dos Santos Pires Albuquerque, 58 years old, has served as a member of the Board of Directors since August 1998. He served as Development Director of Embratel, from 1990 to 1995 and Executive Vice-President of Telecomunicacoes do Rio de Janeiro S.A.--Telerj from 1995 to 1997. In addition to his position as a member of the Board of Directors of the Company, he has also served as Superintendent Director of Telos-- Fundacao Embratel de Seguridade Social (Embratel Social Security Foundation). He holds an engineering degree from Pontifical Catholic University of Rio de Janeiro.

Board of Executive Officers

  The Board of Executive Officers consists of one President and one Vice-President elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time. The President must be chosen from among the members of the Board of Directors.

  The following are the Executive Officers and their respective positions. Unless otherwise indicated, all current members were appointed in August 1998.

         Name                   Position
         ----                   --------
         Daniel Eldon Crawford  President
         Dilio Sergio Penedo    Vice-President and Investor Relations Director

  Brief biographical descriptions of the Executive Officers are set forth above.

Item 11: Compensation of Directors and Officers

  For the year ended December 31, 1997, the aggregate amount of compensation paid by the Registrant's subsidiaries to all directors and executive officers of the Registrant's subsidiaries as a group was approximately R$1.0 million.

  For the year ended December 31, 1997, the aggregate amount set aside or accrued by the Registrant's subsidiaries to provide pension, retirement or similar benefits for officers and directors of the Registrant's subsidiaries was approximately R$225.3 thousand. The Registrant did not have any officers or directors for the year ended December 31, 1997 because it was not formed until May 22, 1998 as part of the Breakup of Telebras.

Item 12: Options to Purchase Securities from Registrant or Subsidiaries

  None.

Item 13: Interest of Management in Certain Transactions

  The Company and MCI WORLDCOM have entered into a Management Agreement effective August 4, 1998, which was approved by the shareholders of the Company other than MCI WORLDCOM, pursuant to which MCI WORLDCOM will provide advice regarding the management, operations and business of the Company. Under the agreement, Embratel is to pay MCI WORLDCOM as compensation for its management services in 1998, 1999 and 2000, an amount equal to one percent of Embratel's annual revenue during each such year. The compensation for management services to be provided in 2001 and 2002 is one half percent of Embratel's annual revenue in each such year. For 2003, the compensation for management services to be provided is two tenths percent of Embratel's annual revenue for such year. Under the Management Agreement, Embratel separately reimburses MCI WORLDCOM for any expenses incurred in connection with the provision of services under the Management Agreement. Embratel had at September 30, 1998 accrued R$27.9 million and R$3.6 million for management services fees and expense reimbursement, respectively, pursuant to the Management Agreement with respect to management services provided from August 4, 1998 to September 30, 1998. Pursuant to the terms of the Management Agreement, the amount of fees accrued with respect to such services was determined based on revenues reported during the period from January 1, 1998 through September 30, 1998.

                                    PART II

Item 14: Description of Securities to be Registered

Capital Stock

  Set forth below is a brief summary of the material provisions of the Preferred Shares and Common Shares, the By-laws and the Brazilian Corporation Law. This description is qualified by reference to the By-laws, which have been filed (together with an English translation) as an exhibit to this Registration Statement, and to the Brazilian Corporation Law. A copy of the By-laws (together with an English translation) is available for inspection at the principal office of the Depositary Information on the trading market for the Preferred Shares is set forth under "Nature of Trading Market" and information on ownership of the Registrant's shares is set forth under "Control of Registrant."

 General

  The capital stock of the Registrant is comprised of Preferred Shares and Common Shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding Preferred Shares and 124,351,903 thousand outstanding Common Shares. The Company's share capital may be increased only by a shareholder vote.

  The Preferred Shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the Common Shares in the case of liquidation of the Registrant.

  Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the Preferred Shares, may not exceed two-thirds of the total number of shares. The Federal Government was required by law prior to the privatization to own more than 50% of the voting stock of the Registrant.

  The majority of the members of the Board of Directors will be elected by the controlling shareholders of Common Stock of the Registrant. Board members, even if elected by one specific shareholder, have fiduciary duties towards the Company and all its shareholders.

 Dividends

  Pursuant to its By-laws, the Registrant is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporation Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its Board of Directors and Audit Committee report to the shareholders' meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders' meeting. In this case, (i) the Board of Directors must forward to the CVM within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. The Preferred Shares of the Registrant are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See "--Priority and Amount of Preferred Dividends." Dividends may be paid by the Registrant out of retained earnings or accumulated profits, in any given fiscal year.

  For the purposes of the Brazilian Corporation Law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders' shares, income bonds, employees' and management's participation in a company's profits.

  At each annual shareholders' meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporation Law, the Registrant is required to maintain a statutory reserve, to which it must allocate 5% of net profits for each fiscal year until the amount of such reserve equals 20% of the Registrant's paid-in capital (the "Statutory Reserve"). Net losses, if any, may be charged against the statutory reserve.

  The Brazilian Corporation Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the "Contingency Reserve"). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) written off in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue exceeds the sum of (i) the Statutory Reserve, (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the reserve (the "Unrealized Revenue Reserve"). Such allocations may not hinder the payment of dividends on the Preferred Shares. "Unrealized Revenue" is defined under the Brazilian Corporation Law as the sum of (i) the share of equity earnings of affiliated companies which is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

  For the purposes of the Brazilian Corporation Law, and in accordance with the Registrant's By-Laws, the "Adjusted Net Income" is an amount equal to the Registrant's net profit adjusted to reflect allocations to and from (i) the Statutory Reserve; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

  The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporation Law, which differ from financial statements, such as the Consolidated Financial Statements included herein, that are prepared using the constant currency method according to Brazilian GAAP.

  In order to allow the payment of dividends after the Breakup, the shareholders of Telebras approved, as a part of the Breakup, the allocation of a proportional part of the retained earnings and reserves of Telebras transferred to the Registrant as retained earnings of the Registrant. These earnings and reserves (which amount to R$3,918.7 million) are available for payment of future dividends by the Registrant, if so decided by the shareholders, although the Registrant is not legally obligated to do so.

 Priority and Amount of Preferred Dividends

  The Registrant's By-laws provide for a minimum yearly per share dividend for the Preferred Shares equal to 6% of the amount obtained by dividing the total share capital by the total number of shares of the Company. As a result of such provision, holders of Preferred Shares are entitled to receive in any year distributions of cash dividends prior to the holders of Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made (i) first, to the holders of Preferred Shares, up to the amount of the Preferred Dividend of the Preferred Shares for such year, (ii) then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share, and (iii) thereafter, to the Common Shares and Preferred Shares on a pro rata basis. If the Mandatory Dividend in any year is less than or equal to the Preferred Dividends payable to the holders of Preferred Shares in such year, the holders of Common Shares will not be entitled to receive any cash dividends from the Registrant in such year, unless the holders of Common Shares approve dividends in excess of the Preferred Dividend. In such circumstances, however, holders of Preferred Shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to the Preferred Dividends plus, in the event the Preferred Dividend is higher than the amount available for payment of dividends for such year, any retained earnings from previous years may be used to make up for such shortfall. If the minimum dividend is not paid for a period of three years, holders of Preferred Shares shall be entitled to full voting rights until such time as the minimum dividend is paid in full for any year.

 Payment of Dividends

  The Registrant is required by law and its By-laws to hold an annual shareholders' meeting by April 30 of each year at which, among other things, an annual dividend may be declared by decision of the shareholders on the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the Consolidated Financial Statements prepared for the fiscal year ending December 31. Under the Brazilian Corporation Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the Registrant has no liability for such payment. Because the Registrant's shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. The Registrant is not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to the Registrant.

  Shareholders who are not residents of Brazil must register with the Central Bank of Brazil in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.The Preferred Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of the Registrant's shares. See " --Description of American Depositary Receipts in respect of Preferred Shares."

  Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of the Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax. See "Taxation--Brazilian Tax Considerations."

 Voting Rights

  Each Common Share entitles the holder thereof to one vote at meetings of shareholders of the Registrant. Preferred Shares do not entitle the holder to vote except as set forth below. Holders of Preferred Shares are entitled to attend or to address meetings of shareholders.

  One of the three members of the permanent Audit Committee of the Registrant and his or her alternate are elected by majority vote of the holders of Preferred Shares present at the annual meeting of shareholders at which members of the Audit Committee are elected.

  Brazilian Corporation Law provides that certain non-voting shares, such as the Preferred Shares, acquire voting rights in the event the Registrant fails for three consecutive fiscal years to pay the Preferred Dividend to which such shares are entitled until such payment is made.

  The Preferred Shares are entitled to full voting rights with respect to (i) the approval of any long-term contract between the Company and its affiliates, on the one hand, and any controlling shareholder of the Company, such shareholder's affiliates and related parties, on the other hand and (ii) resolutions modifying certain provisions of the By-laws. The Preferred Shares are entitled to full voting rights with respect to any resolution submitted to the shareholders' meetings for the delisting ("going private") or during liquidation of the Registrant.

  Any change in the preference, benefits, conditions of redemption and amortization of the Preferred Shares, or the creation of a class of shares having priority or preference over the Preferred Shares, would require the approval of holders of a majority of the outstanding Preferred Shares at a special meeting of holders of Preferred Shares. Such a meeting would be called by publication of a notice in the Gazeta Mercantil and the Diario Oficial da Uniao at least thirty days prior to the meeting but would not generally require any other form of notice.

  In any circumstances in which holders of Preferred Shares are entitled to vote, each Preferred Share will entitle the holder thereof to one vote.

 Preemptive Rights

  Each shareholder of the Registrant has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A period of 30 days following the publication of notice of the capital increase is allowed for exercise of the right, and the right is negotiable. However, a shareholders' meeting is authorized to eliminate preemptive rights with respect to the issuance of new shares, debentures, warrants and founders' shares convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected (i) on a stock exchange or in a public offering, (ii) through an exchange of shares in a public offering the purpose of which is to acquire control of another company or (iii) through the use of certain tax incentives.

  In the event of a capital increase which would maintain or increase the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe only to newly issued Preferred Shares. In the event of a capital increase which would reduce the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe to Preferred Shares, in proportion to their shareholdings and to Common Shares only to the extent necessary to prevent dilution of their interest in the Registrant.

  Preemptive rights to purchase shares may not be offered to U.S. holders of ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying such rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, holders of ADSs who are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See "--Description of American Depositary Receipts in respect of Preferred Shares--Dividends, Other Distributions and Rights."

 Right of Redemption

  Neither the Common Shares nor the Preferred Shares are redeemable, subject to the right of a dissenting shareholder to seek redemption upon a decision made at a shareholders' meeting by shareholders representing over 50% of the voting shares (i) to change the preference of the Preferred Shares or to create a class of shares having priority or preference over the Preferred Shares, (ii) to modify the mandatory distribution of dividends, (iii) to change the corporate purposes of the Registrant, (iv) to dissolve or liquidate the Registrant, (v) to transfer all of the shares of the Registrant to another company in order to make the Registrant a wholly-owned subsidiary of such company (incorporacao de acoes), (vi) to approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporation Law and (vii) to merge or consolidate the Registrant with another company, if certain liquidity standards provided in the Brazilian Corporation Law are not met. The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders' meeting or, whenever the resolution requires the approval of the holders of Preferred Shares by vote taken in a special meeting of a majority of the holders of Preferred Shares affected by the resolution, within 30 days from the publication of the minutes of such special meeting. The Registrant would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of the Registrant.

  Unless otherwise provided in the By-laws (which is not the case with the Registrant), shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders' meeting giving rise to redemption rights occurs more that 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders' meeting.

 Form and Transfer

  Shares of the Registrant are maintained in book-entry form with a transfer agent (the "Transfer Agent") and the transfer of such shares is made in accordance with the applicable provisions of the Brazilian Corporation Law, which provides that a transfer of shares is effected by an entry made by the Transfer Agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the Transfer Agent. The Preferred Shares underlying the ADS will be registered on the Transfer Agent's records in the name of the Depositary.

  Transfers of shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank of Brazil pursuant to the Annex IV Regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

  Each of the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange operates a central clearing system. A holder of shares of the Registrant may choose, at its discretion, to participate in these systems and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank of Brazil having a clearing account with the relevant stock exchange) and the fact that such shares are subject to custody with the relevant stock exchange will be reflected in the Registrant's register of shareholders. Each participating shareholder will, in turn, be registered in the register of beneficial shareholders of the Registrant maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

Description of American Depositary Receipts in respect of Preferred Shares

  The following is a summary of the material provisions of the deposit agreement (the "Deposit Agreement"), dated as of July 27, 1998 among the Registrant, the Depositary, and the registered holders (the "Owners") and beneficial owners from time to time of ADSs (the "Beneficial Owners"), pursuant to which the ADSs representing Preferred Shares are to be issued. This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs. Terms used in this description and not otherwise defined shall have the meanings set forth in the Deposit Agreement. A copy of the Deposit Agreement has been filed as an exhibit to this Registration Statement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, NY 10286, and at the office of the agent of the Custodian, currently located at the principal Sao Paulo, Brazil office of Banco Itau. The Depositary's principal executive office is located at 1 Wall Street, New York, NY 10015.

 American Depositary Receipts

  ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADR is in registered form and evidences a specified number of ADSs, each ADS representing 1,000 Preferred Shares, or evidence of the right to receive 1,000 Preferred Shares deposited with the Custodian and registered in the name of the Depositary or its nominee (together with any additional Preferred Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and other property received by the Depositary or the Custodian in respect of such Preferred Shares and at such time held under the Deposit Agreement, the "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary and the Registrant as Owners.

 Deposit, Transfer and Withdrawal

  The By-laws provide that ownership of capital generally must be evidenced only by a record of ownership maintained by the Registrant or an accredited intermediary, such as a bank, acting as a registrar for the shares. Currently, such function is performed by the Registrant as registrar (the "Registrar"). Accordingly, all references to the deposit, surrender and delivery of the Preferred Shares refer only to book-entry transfers of the Preferred Shares in Brazil. See "--Capital Stock" for a description of the characteristics and rights of the Preferred Shares. All references to the deposit, surrender and delivery of the ADS or the ADRs refer not only to the physical transfer of any certificates representing such ADRs but also to any book-entry transfers.

  The Preferred Shares represented by ADSs were deposited pursuant to the Deposit Agreement by book-entry transfer to an account of the Custodian and registered in the name of the Custodian. The Depositary is the holder of record on the books of the Custodian of all such Preferred Shares.

  The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery (including by book-entry credit) to the Custodian of the Preferred Shares (or evidence of rights to receive Preferred Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Preferred Shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.

  The Depositary will refuse to accept Preferred Shares for deposit whenever it is notified in writing that such deposit would result in any violation of applicable laws.

  Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary, governmental charges and taxes provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the By-laws, the Deposited Securities and applicable law, the Owner of such ADR will be entitled to book-entry credit with the Registrar together with physical delivery (if physical delivery is permitted under the By-laws), to him or upon his order, as permitted by applicable law, of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. Any forwarding of share certificates (if any), other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner.

  Subject to the terms and conditions of the Deposit Agreement and any limitations that may be established by the Depositary and unless requested by the Registrant to cease doing so, the Depositary may execute and deliver ADRs prior to the receipt of Preferred Shares (a "Pre-Release"), may deliver Preferred Shares upon the receipt, and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released, and may receive ADRs in lieu of Preferred Shares in satisfaction of a Pre-Release.

  Each Pre-Release must be (a) preceded or accompanied by a written representation and agreement from the person to whom the ADRs are to be delivered (the "Pre-Release") that the Pre-Release or its customer (i) owns the Preferred Shares or ADRs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such Preferred Shares or ADRs, as the case may be, to the Depositary for the benefit of the Owners and (iii) agrees in effect to hold such Preferred Shares or ADRs, as the case may be, for the account of the Depositary until delivery of the same upon Depositary's request, represented by ADSs outstanding (without giving effect to ADSs evidenced by ADRs outstanding as a result of the Pre-Release) (b) at all times fully collateralized with cash or U.S. government securities, (c) terminable by the Depositary on not more than five business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will set limits with respect to Pre-Release transactions to be entered into hereunder with any particular Pre-Releasee on a case by case basis as the Depositary deems appropriate. The collateral referred to in clause (b) above shall be held by the Depositary for the benefit of the Owners as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Preferred Shares or ADRs upon termination of a Pre-Release transaction.

  The Depositary will also limit the number of ADRs involved in such Pre-Release transactions so that Preferred Shares not deposited but represented by ADSs outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs evidenced by ADRs outstanding as a result of the Pre-Release), but the Depositary reserves the right to disregard such limit from time to time as it deems appropriate and may, with the prior written consent of the Registrant, change such limit for purposes of general application. The Depositary may retain for its own account any compensation received by it in connection with the foregoing. Neither the Registrant nor the Custodian shall incur any liability to Owners of ADRs as a result of such transactions.

 Dividends, Other Distributions and Rights

  The Depositary is required to convert, as promptly as practicable and, in any event, within one business day of its receipt thereof, into U.S. dollars, all cash dividends or other distributions, net proceeds from the sale of securities, property or rights, denominated in any currency other than U.S. dollars that it receives in respect of the deposited Preferred Shares if permitted under applicable laws and the Depositary determines that such conversion into U.S. dollars and transfer to the United States can be effected on a reasonable basis. If at the time of conversion, the resulting U.S. dollars can, pursuant to applicable law, be transferred out of Brazil for distribution, the Depositary will as promptly as practicable distribute the amount received to the Owner entitled thereto in proportion to the number of ADSs evidenced by such Owner's ADRs without regard to any distinctions among Owners on account of exchange restrictions or otherwise. The amount distributed will be reduced by any amounts to be withheld by the Registrant, the Depositary or the Custodian, including amounts on account of any applicable taxes and certain other expenses. For further details about applicable taxes, see "Taxation."

  If such conversion, transfer or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary will file as promptly as practicable such application for approval or license; however, the Depositary will be entitled to rely upon Brazilian local counsel in such matters, which counsel will be instructed to act as promptly as possible. If, pursuant to applicable law, any foreign currency received by the Depositary or the Custodian cannot be converted to U.S. dollars, or if any approval or license of any government or agency thereof that is required for such conversion is denied or, in the opinion of the Depositary, cannot be promptly obtained at a reasonable cost, the Depositary will, (a) as to the portion of the foreign currency that is convertible into U.S. dollars, make such conversion and (i) if permitted by applicable law, transfer such U.S. dollars to the United States and distribute them to the Owners entitled thereto or (ii) to the extent that such transfer is not permitted, hold such U.S. dollars for the benefit of the Owners entitled thereto, uninvested and without liability for interest thereon and (b) as to the nonconvertible balance, if any, (i) if requested in writing by an Owner, distribute or cause the Custodian to distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to such Owner and (ii) the Depositary shall hold or will cause the Custodian to hold any amounts of nonconvertible foreign currency not distributed pursuant to the immediately preceding subclause (i) uninvested and without liability for the interest thereon for the respective accounts of the Owners entitled to receive the same.

  If the Registrant declares a dividend in, or free distribution of, additional Preferred Shares with respect to the Preferred Shares represented by the ADSs, the Depositary may, or will if the Registrant so requests, distribute as promptly as practicable to the Owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by their respective ADRs, additional ADRs evidencing an aggregate number of ADSs that represents the number of Preferred Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Preferred Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary.

  The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from the Registrant that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Preferred Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thereafter also represent the additional Preferred Shares distributed upon the Deposited Securities represented thereby.

  If the Registrant offers, or causes to be offered, to the holders of Preferred Shares any rights to subscribe for additional Preferred Shares or any rights of any other nature, the Depositary, after consultation with the Registrant, will have discretion as to the procedure to be followed in making such rights available to Owners or in disposing of such rights for the benefit of such Owners and making the net proceeds available to such Owners. If, by the terms of such rights offering or for any other reason, it would be unlawful for, the Depositary to either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary will allow the rights to lapse. If at the time of the offering any rights, the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all or certain Owners, the Depositary may, and at the request of the Company will, distribute to any Owners to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

  If the Depositary determines that it is not lawful or feasible to make such rights available to all or certain Owners, it may, and at the request of the Registrant, will use its best efforts that are reasonable under the circumstances to, sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner or Owners in particular.

  In circumstances in which rights would not otherwise be distributed, if an Owner requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Owner, the Depositary will promptly make such rights available to such Owner upon written notice from the Registrant to the Depositary that (a) the Registrant has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Registrant has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Preferred Shares to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Owner, exercise the rights and purchase the Preferred Shares, and the Registrant will cause the Preferred Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Preferred Shares so purchased to be deposited, and will execute and deliver ADRs to such Owner, pursuant to the Deposit Agreement. Such a disposal of rights may reduce the Owners' proportionate equity interest in the Registrant.

  The Depositary will not offer rights to Owners having an address of record in the United States unless a registration statement under the Securities Act is in effect with respect to such rights and the Securities to which such rights relate or unless the offering and sale thereof to such Owners are exempt from registration under the Securities Act; however, the Registrant will have no obligation to file a registration statement under the Securities Act to make available to Owners any rights to subscribe for or to purchase any of the Securities.

  Whenever the Depositary receives any distribution other than cash, Preferred Shares of rights in respect of the Deposited Securities, the Depositary will, as promptly and practicable, cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Registrant or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act, in order to be distributed to Owners) the Depositary deems such distribution not to be feasible, the Depositary may, after consultation with the Registrant, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary) will be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

  In connection with any distribution to Owners, the Registrant will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by the Registrant and owing to such authority or agency by the Registrant; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or Custodian. If the Depositary determines that any distribution of property other than cash (including Preferred Shares and rights to subscribe therefor) is subject to any tax or governmental charge that the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or governmental charges, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

  Upon any change in nominal or par value, or split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Registrant or to which it is a party, any Preferred Shares or other securities that will be received by the Depositary or the Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and ADSs will thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will if the Company so requests, execute and deliver additional ADRs as in the case of a distribution in Preferred Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

 Record Dates

  Whenever any cash dividend or other cash distribution shall become payable, or whenever any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Preferred Shares that are represented by each ADS or whenever the Depositary shall receive notice of any meeting of holders of Preferred Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will fix a record date, which date shall, to the extent practicable, be either the same date as the record date fixed by the Registrant or, if different from the record date fixed by the Registrant, fixed after consultation with the

Registrant, (a) for the determination of the Owners who will be (i) entitled to receive such dividend, distribution of rights, or the net proceeds of the sale thereof, or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which such ADS will represent the changed number of Preferred Shares, all subject to the provisions of the Deposit Agreement.

 Voting of the Deposited Securities

  Preferred Shares do not entitle the holders thereof to vote on any matter presented to a vote of shareholders of the Registrant except as set forth under "--Capital Stock--Voting Rights." With respect to the circumstances set forth thereunder and if, in the future, the terms of the Preferred Shares should be revised or amended so as to provide for voting rights, or should the Preferred Shares obtain voting rights pursuant to the Brazilian Corporation Law or through any change in the laws, rules, or regulations applicable to such shares or through any change in interpretation of such laws, the following shall apply.

  As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of Preferred Shares or other Deposited Securities, if requested in writing by the Registrant, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice, the form of which notice will be in the sole discretion of the Depositary, containing (a) the information included in such notice of meeting received by the Depositary from the Registrant (or a summary in English of the notice of such meeting), (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law, the By-laws and the provisions of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Preferred Shares or other Deposited Securities represented by their respective ADSs and (c) a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Registrant. Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Preferred Shares or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. The Depositary may not itself exercise any voting discretion over any Preferred Shares. If the Depositary does not receive instructions from an Owner on or before the date established by the Depositary for such purpose, the Depositary will deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Registrant to vote the underlying Preferred Shares, provided that no such discretionary proxy will be given with respect to any matter as to which the Registrant informs the Depositary that (i) the Registrant does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of holders of Preferred Shares will be materially and adversely affected. Under Brazilian law the Depositary may vote the Preferred Shares or other Deposited Securities represented by ADSs and evidenced by ADRs in accordance with the instructions of the Owners even if those instructions differ among such Owners.

  Owners are not entitled to attend meetings of shareholders. An Owner wishing to do so must cancel its ADRs and obtain delivery of the underlying shares, registered in the name of such Owner, prior to the record date for attendance at such meeting.

 Reports and Other Communications

  The Depositary will make available for inspection by Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Registrant, which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to holders of such Deposited Securities by the Registrant. The Depositary will also send to Owners copies of such reports when furnished by the Registrant pursuant to the Deposit Agreement. Any such reports and communications furnished to the Depositary by the Registrant will be furnished in English, to the extent that such materials are required to be translated into English pursuant to any regulations of the Commission.

 Amendment and Termination of the Deposit Agreement

  The form of the ADRs and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Registrant and the Depositary in any respect which they may deem necessary or desirable. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing rights of Owners, will not take effect as to the outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the Owners of outstanding ADRs. Every Owner and Beneficial Owner at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of any Owner to surrender his ADR and receive therefor the Preferred Shares and other property represented thereby, except to comply with mandatory provisions of applicable law.

  The Depositary will at any time at the direction of the Registrant terminate the Deposit Agreement by mailing notice of such termination to the Owners then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Registrant and the Owners, if at any time after 60 days have expired after the Depositary shall have delivered written notice of its election to resign to the Registrant, a successor depositary shall not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except for
(1) the collection of dividends and other distributions pertaining to the Deposited Securities, (2) the sale of rights and other property and (3) the delivery of Preferred Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges).

  At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their ADRs, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges) and certain indemnification obligations. Upon termination of the Deposit Agreement, the Registrant will also be discharged from all obligations thereunder, except for certain obligations to the Depositary.

 Charges of Depositary

  The Depositary will charge (to the extent permitted by applicable law) any party depositing or withdrawing Preferred Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement), whichever is applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Preferred Shares generally on the register of the Registrant or the Registrar and applicable to transfers of Preferred Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Preferred Shares or Owners, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement, (5) a fee not in excess of $5.00 per

100 ADSs (or portion thereof) for the execution and delivery of ADRs pursuant to the Deposit Agreement and the surrender of ADRs pursuant to the Deposit Agreement, and (6) a fee for the distribution of proceeds of sales of securities or rights pursuant to the Deposit Agreement, such fee (which may be deducted from such proceeds) being in an amount equal to the lesser of (i) the fee for issuance of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause treating all such securities as if they were Preferred Shares) or Preferred Shares received in exercise of rights distributed to them pursuant to the Deposit Agreement, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds.

  The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADRs.

 Liability of Owners or Beneficial Owners for Taxes or Other Charges

  If any tax or other governmental charge shall become payable by the Custodian, the Depositary or its nominee with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the Owner or Beneficial Owner of such ADR. The Depositary may refuse to effect registration of transfer of such ADR or any split-up or combination thereof or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of such Owner or Beneficial Owner any part or all of the Deposited Securities underlying such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge (and any taxes or expenses arising out of such sale) and the Owner or Beneficial Owner of such ADR will remain liable for any deficiency.

 Limitation on Execution, Delivery, Transfer and Surrender of ADRs

  The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books after consultation with the Registrant to the extent practicable at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the request of the Registrant.

  As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution thereon or the withdrawal of Deposited Securities, the Depositary, the Registrant, the Custodian or the Registrar may require payment from the depositor of Preferred Shares or the presenter of the ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, charge or fee with respect to Preferred Shares being deposited or withdrawn) and payment of any other applicable fees provided for in the Deposit Agreement. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, the Preferred Shares until it has received such proof of citizenship, residence, exchange control approval, compliance with all applicable laws or regulations, or other information as it may reasonably deem necessary or proper. The delivery, transfer, registration of transfer, split-up, combination and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, the Registrant or the Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Registrant, at any time or from time to time.

  The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection will not be for the purpose of communicating with Owners in the interest of a business or object other than the business of the Registrant or a matter related to the Deposit Agreement or the ADRs.

  The Depositary may upon notice to the Registrant appoint one or more co-transfer agents reasonably acceptable to the Registrant for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

 Limitation of Liability

  Neither the Depositary nor the Registrant nor any of their respective directors, employees, agents or affiliates will be liable to any Owners or Beneficial Owners of ADRs if by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the By-laws, or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Registrant or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by terms of the Deposit Agreement it is provided will be done or performed; nor will the Depositary or the Registrant incur any liability to any Owner or Beneficial Owner of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, the Depositary is prevented or prohibited from making such distribution or offering available to Owners, and the Depositary is prevented or prohibited from making such distribution or offering on behalf of such Owners and making the net proceeds available to such Owners, then the Depositary, after consultation with the Registrant, will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

  The Registrant and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

 Governing Law

  The Deposit Agreement is governed by the laws of the State of New York.

                                   PART III

Item 15: Defaults upon Senior Securities

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constitute events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt as of December 31, 1997, which is currently, or is expected to be in default is R$462.2 million. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

Item 16: Changes in Securities and Changes in Security for Registered
Securities

  Not applicable.

                                    PART IV

Item 17: Consolidated Financial Statements

  The Registrant has responded to Item 18 in lieu of responding to this Item.

Item 18: Consolidated Financial Statements

  Reference is made to pages F-1 through F-47.

Item 19: Consolidated Financial Statements and Exhibits

  (a) The following Consolidated Financial Statements are filed as part of this Form 20-F:

    Independent Auditors' Report

    Consolidated Balance Sheets as of December 31, 1996 and 1997

    Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and 1997

    Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and 1997

    Consolidated Statements of Changes in Shareholders' Equity for the Years
     Ended December 31, 1995, 1996 and 1997

    Notes to the Consolidated Financial Statements

  (b) The following Unaudited Consolidated Condensed Financial Statements are filed as part of this Form 20-F:

    Unaudited Consolidated Condensed Balance Sheets as of December 31, 1997
     and September 30, 1998

    Unaudited Consolidated Condensed Statements of Operations for the Nine
     Months Ended September 30, 1997 and 1998

    Unaudited Consolidated Condensed Statements of Cash Flows for the Nine
     Months Ended September 30, 1997 and 1998

    Notes to the Unaudited Consolidated Condensed Financial Statements

  (c) Exhibits

    1.1* Charter of the Registrant

    1.2* Charter of the Registrant (English translation)

    2.1* Deposit Agreement dated as of July 27, 1998 among the Registrant,
         The Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder

    10.1* Standard Concession Agreement for Domestic Long-Distance,
          Switched, Fixed-Line Telephone Service (Embratel)

    10.2* Standard Concession Agreement for Domestic Long-Distance,
          Switched, Fixed-Line Telephone Service (Embratel) (English translation)

    10.3* Standard Concession Agreement for International Long-Distance,
          Switched, Fixed-Line Telephone Service (Embratel)

    10.4* Standard Concession Agreement for International Long-Distance,
          Switched, Fixed-Line Telephone Service (Embratel) (English translation)

    10.5** Management Agreement between MCI WORLDCOM and the Company.

    23.1** Consent of KPMG Peat Marwick.
--------
  * Previously filed
 ** Filed herewith

                                  SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its registration statement on Form 20-F, Commission File No. 001-14499, to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Embratel Participacoes S.A.

                                              /s/ Daniel Eldon Crawford
                                          By: _________________________________

                                            Name: Daniel Eldon Crawford
                                            Title:President

                                              /s/ Dilio Sergio Penedo
                                          By: _________________________________
                                            Name: Dilio Sergio Penedo
                                            Title:Vice-President and Investor
                                                  Relations Director

Dated: March 16, 1999

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

                       CONSOLIDATED FINANCIAL STATEMENTS

              For the Years Ended December 31, 1995, 1996 and 1997

                                    CONTENTS

Independent Auditors' Report..................................              F-2
Consolidated Balance Sheets...................................              F-3
Consolidated Statements of Income.............................              F-4
Consolidated Statements of Cash Flows.........................              F-5
Consolidated Statements of Changes in Shareholders' Equity....              F-6
Notes to the Consolidated Financial Statements................ F-7 through F-48

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Embratel Participacoes S.A.

We have audited the accompanying consolidated balance sheets of Embratel Participacoes S.A. as of December 31, 1996 and 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embratel Participacoes S.A. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with accounting principles generally accepted in Brazil, including continued recognition of the effects of changes in the purchasing power of the Brazilian currency as discussed in Note 2.

Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 1997 and shareholders' equity as of December 31, 1996 and 1997 to the extent summarized in Note 29 of the consolidated financial statements.

July 17, 1998
Brasilia, Brazil

KPMG Peat Marwick

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1996 and 1997
                (In thousands of constant Brazilian Reais--R$ of
              December 31, 1997 and thousands of US dollars--US$)

                                                           December 31
                                                  -----------------------------
                                                    1996      1997      1997
                                             Note    R$        R$        US$
                                             ---- --------- --------- ---------
                                                                      Unaudited
                                                                      (Note 2b)
Current assets:
 Other cash and cash equivalents:
 Deposits with Banco do Brasil.............   24    647,006   694,699   353,752
 Other cash and cash equivalents...........   10     58,260    60,037    30,572
 Accounts receivable:
 Trade, net................................   11    303,765   235,504   119,923
 Trade receivables from related parties....   24    139,861   222,271   113,184
 Deferred and recoverable taxes............   12    150,794   249,261   126,928
 Other assets:
 Other accounts receivable from related
  parties..................................   24      4,710     7,062     3,596
 Loans and financing receivable from
  related parties..........................   24     12,795     4,994     2,543
 Other.....................................   13     64,725    79,944    40,709
                                                  --------- --------- ---------
  Total current assets.....................       1,381,916 1,553,772   791,207
                                                  --------- --------- ---------
Noncurrent assets:
 Other assets..............................   13     57,021    47,798    24,339
                                                  --------- --------- ---------
Permanent assets:
 Investments...............................   14     50,983    71,156    36,234
 Property, plant and equipment, net........   15  6,319,963 6,326,208 3,221,411
                                                  --------- --------- ---------
  Total permanent assets...................       6,370,946 6,397,364 3,257,645
                                                  --------- --------- ---------
Total assets...............................       7,809,883 7,998,934 4,073,191
                                                  ========= ========= =========
Current liabilities:
 Payroll and related accruals..............   16    106,759   113,574    57,834
 Accounts payable and accrued expenses.....   17    450,247   430,158   219,044
 Taxes other than income taxes.............   18     23,164    44,864    22,845
 Proposed dividends:
 Dividends and interest on own capital
  payable to Telebras......................   24    231,300   292,191   148,789
 Dividends payable to others...............           2,928     3,890     1,981
 Income taxes..............................    8      6,203    22,577    11,497
 Loans and financing.......................   19    150,692   108,406    55,202
 Provisions for contingencies..............   20     15,373    11,019     5,611
 Other liabilities:
 Payable to related parties................   24     10,090    10,760     5,479
 Other.....................................          41,147    38,598    19,655
                                                  --------- --------- ---------
  Total current liabilities................       1,037,903 1,076,037   547,937
                                                  --------- --------- ---------
Noncurrent liabilities:
 Income taxes..............................    8    240,423   314,786   160,294
 Loans and financing.......................   19    448,578   471,468   240,079
 Deferred income...........................          84,412    97,211    49,501
 Other liabilities.........................          44,964    56,597    28,820
                                                  --------- --------- ---------
  Total noncurrent liabilities.............         818,377   940,062   478,694
                                                  --------- --------- ---------
Minority interests.........................    2     74,420    74,791    38,085
                                                  --------- --------- ---------
Shareholders' equity:
 Capital and reserves......................       4,257,623 4,229,635 2,153,801
 Retained earnings.........................       1,621,560 1,678,409   854,674
                                                  --------- --------- ---------
  Total shareholders' equity...............   22  5,879,183 5,908,044 3,008,475
                                                  --------- --------- ---------
Total liabilities and shareholders'
 equity....................................       7,809,883 7,998,934 4,073,191
                                                  ========= ========= =========

      See the accompanying notes to the consolidated financial statements

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

                       CONSOLIDATED STATEMENTS OF INCOME

                  Years ended December 31, 1995, 1996 and 1997
                (In thousands of constant Brazilian Reais--R$ of
              December 31, 1997 and thousands of US dollars--US$)

                                          Years ended December 31
                                 ---------------------------------------------
                                    1995        1996        1997       1997
                           Note      R$          R$          R$         US$
                           ----- ----------  ----------  ----------  ---------
                                                                     Unaudited
                                                                     (Note 2b)
Net operating revenue
 from telecommunication
 services:
  Services provided to
   third parties.........      4    981,172   1,290,061   1,089,464    554,773
  Services provided to
   the Telebras operating
   companies.............  4, 24    740,024     797,569   1,123,492    572,101
                                 ----------  ----------  ----------  ---------
                                  1,721,196   2,087,630   2,212,956  1,126,874
                                 ----------  ----------  ----------  ---------
Cost of services:
  Provided by third
   parties ..............      5 (1,131,137) (1,135,944) (1,093,413)  (556,784)
  Provided by the
   Telebras operating
   companies ............  5, 24    (11,583)     (9,669)     (4,150)    (2,113)
                                 ----------  ----------  ----------  ---------
                                 (1,142,720) (1,145,613) (1,097,563)  (558,897)
                                 ----------  ----------  ----------  ---------
Gross profit.............           578,476     942,017   1,115,393    567,977
Operating expenses:
  Selling expense........          (147,556)   (160,243)   (230,808)  (117,531)
  General and
   administrative
   expense...............          (245,372)   (237,216)   (213,617)  (108,777)
  Other net operating
   income (expense)......      6     36,400     (47,812)    (84,621)   (43,090)
                                 ----------  ----------  ----------  ---------
Operating income before
 interest................           221,948     496,746     586,347    298,579
Interest income..........            54,992      86,622      97,809     49,806
Interest expense.........               --      (30,723)    (40,110)   (20,425)
                                 ----------  ----------  ----------  ---------
Operating income.........           276,940     552,645     644,046    327,960
Write-off of property and
 equipment from physical
 inventory...............     15    (94,298)        --          --         --
Net other nonoperating
 expense.................      7    (53,221)    (95,962)   (284,179)  (144,709)
                                 ----------  ----------  ----------  ---------
Income before taxes and
 other charges...........           129,421     456,683     359,867    183,251
Income and social
 contribution taxes......      8     54,661     (13,861)     52,018     26,488
                                 ----------  ----------  ----------  ---------
Income before employees'
 profit share and
 minority interests......           184,082     442,822     411,885    209,739
Employees' profit share..           (21,766)    (22,642)    (30,622)   (15,593)
                                 ----------  ----------  ----------  ---------
Income before minority
 interests...............           162,316     420,180     381,263    194,146
Minority interests.......      2     (2,041)     (5,253)     (4,766)    (2,427)
                                 ----------  ----------  ----------  ---------
Net income...............           160,275     414,927     376,497    191,719
                                 ==========  ==========  ==========  =========

      See the accompanying notes to the consolidated financial statements.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1995, 1996 and 1997
     (In thousands of constant Brazilian Reais--R$ of December 31, 1997 and thousands of US dollars--US$)

                                              Years ended December 31
                                      -----------------------------------------
                                        1995      1996       1997       1997
                                         R$        R$         R$         US$
                                      --------  ---------  ---------  ---------
                                                                      Unaudited
                                                                      (Note 2b)
Cash provided by operations:
 Net income..........................  160,275    414,927    376,497   191,719
 Adjustments to reconcile net income
  to cash provided by operating
  activities:
  Depreciation and amortization......  676,195    640,067    673,305   342,858
  Minority interests.................    2,041      5,253      4,766     2,427
  Losses on disposal and write-offs
   of permanent assets...............  165,686    112,981    312,682   159,223
  Allowance for doubtful accounts....   (2,222)        -      10,163     5,175
  Decrease in income tax rate........  159,752     34,233      2,917     1,485
  (Increase) decrease in trade
   accounts receivables..............   25,847      5,142    (24,312)  (12,380)
  (Increase) decrease in other
   accounts receivable from related
   parties...........................   (1,179)     3,081     (2,352)   (1,198)
  Decrease in loans and financing
   receivable from related parties...   37,998     10,698      7,801     3,972
  (Increase) decrease in other
   current assets.................... (136,910)    36,306    (15,219)   (7,750)
  (Increase) decrease in other
   noncurrent assets.................  (15,812)      (941)     9,223     4,697
  Increase (decrease) in payroll and
   related accruals..................   (5,860)    25,002      6,815     3,470
  Increase (decrease) in accounts
   payable and accrued expenses......  135,012     85,386    (20,089)  (10,230)
  Increase (decrease) in taxes other
   than income taxes.................   (4,497)     2,620     21,700    11,050
  Increase (decrease) in payable to
   related parties...................      259       (969)       670       341
  Increase (decrease) in other
   current liabilities...............  (13,399)       303     (2,549)   (1,298)
  Increase (decrease) in accrued
   interest..........................    2,822     (1,207)      (724)     (369)
  Decrease in income taxes........... (263,393)   (51,310)  (169,660)  (86,394)
  Decrease in provisions for
   contingencies.....................  (9,852)    (13,952)    (4,354)   (2,217)
  Increase in deferred income........   20,942     63,470     12,799     6,517
  Increase in other noncurrent
   liabilities.......................    4,556      7,209     11,633     5,927
                                      --------  ---------  ---------  --------
                                       938,261  1,378,299  1,211,712   617,025
                                      --------  ---------  ---------  --------
Cash flow from investing activities:
 Additions to investments............   (6,130)    (1,260)   (20,173)  (10,272)
 Additions to property, plant and
  equipment.......................... (704,327)  (941,864)  (918,054) (467,489)
 Capitalized interest................  (27,075)   (13,341)    (7,998)   (4,073)
 Proceeds from asset disposals.......   11,303      9,079     36,883    18,781
                                      --------  ---------  ---------  --------
                                      (726,229)  (947,386)  (909,342) (463,053)
                                      --------  ---------  ---------  --------
Cash flow from financing activities:
 Loans repaid........................  (72,168)   (76,982)  (105,955)  (53,954)
 New loans obtained..................   78,563    140,026     87,283    44,446
 Dividends paid:
  Dividends paid to Telebras......... (162,990)   (85,921)  (231,300) (117,782)
  Dividends paid to others...........   (2,168)    (1,143)    (2,928)   (1,491)
                                      --------  ---------  ---------  --------
                                      (158,763)   (24,020)  (252,900) (128,781)
                                      --------  ---------  ---------  --------
Increase in cash and cash
 equivalents.........................   53,269    406,893     49,470    25,191
Cash and cash equivalents at
 beginning of year...................  245,104    298,373    705,266   359,133
                                      --------  ---------  ---------  --------
Cash and cash equivalents at end of
 year................................  298,373    705,266    754,736   384,324
                                      ========  =========  =========  ========

      See the accompanying notes to the consolidated financial statements.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  Years ended December 31, 1995, 1996 and 1997
      (In thousands of constant Brazilian Reais--R$ of December 31, 1997)

                                                Capital
                                                  and     Retained
                                               reserves   earnings     Total
                                               ---------  ---------  ---------
Balances at December 31, 1994................. 4,120,432  1,371,614  5,492,046
Fiscal incentive investments..................    13,508        --      13,508
Interest on construction in progress..........   122,840        --     122,840
Change in tax rates...........................   128,440     31,312    159,752
Net income....................................       --     160,275    160,275
Realization of reserves.......................  (124,464)   124,464        --
Appropriations:
 Transfers to reserves........................   123,629   (123,629)       --
 Dividends....................................       --     (87,064)   (87,064)
 Minority interest movements..................    (1,120)     1,383        263
                                               ---------  ---------  ---------
Balances at December 31, 1995................. 4,383,265  1,478,355  5,861,620
Fiscal incentive investments..................        47        --          47
Interest on construction in progress..........   142,823        --     142,823
Change in tax rates...........................   (52,278)    86,511     34,233
Reversal of revaluation of permanent assets:
 Permanent assets.............................  (262,867)       --    (262,867)
 Tax effects of reversal......................    80,319                80,319
Net income....................................       --     414,927    414,927
Realization of unrealized income..............   (57,490)    57,490        --
Deferred tax on full indexation...............       --    (163,203)  (163,203)
Appropriations:
 Transfers to reserves........................    21,884    (21,884)       --
 Dividends....................................       --    (234,228)  (234,228)
 Minority interest movements..................     1,920      3,592      5,512
                                               ---------  ---------  ---------
Balances at December 31, 1996................. 4,257,623  1,621,560  5,879,183
Fiscal incentive investments..................       904        --         904
Interest on construction in progress..........   102,160        --     102,160
Change in tax rates...........................       --       2,917      2,917
Net income....................................       --     376,497    376,497
Realization of unrealized income..............  (156,810)   156,810        --
Deferred tax on full indexation...............       --    (138,120)  (138,120)
Appropriations:
 Transfers to reserves........................    25,408    (25,408)       --
 Interest on own capital......................       --    (160,000)  (160,000)
 Dividends....................................       --    (159,891)  (159,891)
 Minority interest movements..................       350      4,044      4,394
                                               ---------  ---------  ---------
Balances at December 31, 1997................. 4,229,635  1,678,409  5,908,044
                                               =========  =========  =========

      See the accompanying notes to the consolidated financial statements.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

1. Operations and background

  Beginning in 1995, the Federal Government of Brazil (the "Federal Government") undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1995, the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil.

  In preparation of the privatization of the Telebras system, the operating companies have been divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator, Empresa Brasileira de Telecomunicacoes S.A.--Embratel, using a procedure under Brazilian corporate law called a cisao or spin-off. As part of this process, Embratel Participacoes S.A. (the "Holding Company") was formed.

  Embratel Participacoes S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including 98.7% of the share capital of Empresa Brasileira de Telecomunicacoes S.A.--Embratel ("Embratel"). Until August 4, 1998, the Company was controlled by the Federal Government (see Note 28).

  The Company provides international and domestic long-distance telecommunications services in Brazil. These services include data communication, text and sound and image transmission and are performed under the terms of a concession to be granted by the Federal Government which will expire on December 31, 2005 and may be renewed for a further term of 20 years.

  The Company's business, including the services it may provide and the rates it charges, is regulated by the Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

2. Presentation of the consolidated financial statements

  The consolidated financial statements present the consolidated financial condition and results of operations of Embratel Participacoes and its subsidiary, Embratel (the "Company"). The formation of the Holding Company has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The portion of equity and net income attributable to shareholders other than Telebras at December 31, 1996 and 1997, and for each of the years in the three year period ended December 31, 1997 is reflected as "minority interests" in the consolidated financial statements. At December 31, 1997, such minority shareholders owned 1.7% of the share capital of Embratel.

  The consolidated financial statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented.

a. Full indexation to December 31, 1997

  The principal criteria adopted to prepare the fully indexed consolidated financial statements, which are restated from amounts recorded in Embratel's statutory accounting records maintained in accordance with the practices described in Note 3, are as follows:

 i. Inflation restatement index

  The consolidated financial statements were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the monthly average values of the Fiscal Reference Unit ("UFIR') through December 31, 1995 and the retail price index ("IGP-M') of the Getulio Vargas Foundation in 1996 and 1997 following the cessation of the widespread use of the UFIR which resulted from the change in Brazil's corporate law.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
  Inflation for the three year period ended December 31, 1997, as measured by the UFIR and the IGP-M, was as follows:

                                                                Annual inflation
                           Period                         Index        %
                           ------                         ----- ----------------
   Year ended December 31, 1995.......................... UFIR        22.5
   Year ended December 31, 1996.......................... IGP-M        9.2
   Year ended December 31, 1997.......................... IGP-M        7.7

  Management believes that these indices are appropriate indications of general price level inflation to be used under Brazilian and US GAAP for the years indicated.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare consolidated financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare consolidated financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and consolidated statement of income items will no longer be restated for inflation.

 ii. Consolidated statements of income

  Items in the consolidated statements of income are adjusted to the balance sheet date by:

  . allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions; and,

  . allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated "other net operating income."

 iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

  As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liabilities of R$163,203 and R$138,120 in 1996 and 1997, respectively, was recorded directly against retained earnings.

b. Translation of constant Brazilian Real amounts into U.S. dollar amounts

  The translation of Brazilian Real amounts into U.S. dollar amounts is unaudited and included solely for the convenience of readers outside of Brazil and has been performed using the closing selling exchange rate published by the Central Bank of Brazil of R$1.9638 to US$1.00 as of February 1, 1999. This translation should not be construed as a representation that Brazilian Real amounts could be converted to U.S. dollars at this or any other rate.

c. Principles of Consolidation

  These consolidated financial statements include the financial records of the Holding Company and its subsidiary, Embratel. All material intercompany accounts and transactions have been eliminated.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

3. Summary of the principal accounting practices

a. Cash equivalents

  Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.

b. Trade accounts receivable

  Accounts receivable from affiliate operating companies and other customers are calculated at the tariff rate on the date the services were rendered and discounted to their present value at the balance sheet date by applying the interest rate published by the National Association of Investment Bankers ("ANBID'). Trade accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced.

c. Allowance for doubtful accounts

  Provision is made for Trade accounts receivable for which recoverability is considered improbable.

d. Foreign currency transactions

  Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statement of income as they occur.

e. Inventories

  Inventories are stated at the lower of indexed cost or replacement value and are included within other assets on the Balance Sheet. Cost of inventories is determined principally on the average cost basis.

f. Investments

  Shares in the Intelsat and Inmarsat communication satellites are recorded under the equity method.

  Other investments are recorded at indexed cost less a provision for losses when considered necessary.

g. Property, plant and equipment

  Property, plant and equipment is stated at indexed cost. Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. The residual value of old or obsolete equipment is written off at the time the equipment is retired from service, substantially all of which retirement occurs in the year in which such equipment is identified as requiring replacement. Where early identification of a need for replacement occurs, accelerated depreciation is charged through to the date of expected replacement. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators. The principal depreciation rates are shown in Note 15(b).

  Interest, calculated monthly at a rate of 12% per annum on construction-in-progress, is capitalized as part of property, plant and equipment until the asset is placed in service.

h. Accounts payable

  Accounts payable to suppliers are discounted to their present value using the ANBID interest rate.

i. Vacation pay accrual

  Cumulative vacation pay due to employees is accrued as earned.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

j. Income and social contribution taxes

  Income and social contribution taxes comprise federal income tax and social contribution tax. Deferred taxes are provided on temporary differences.

k. Loans and financing

  Loans and financing include accrued interest to the balance sheet date.

l. Provisions for contingencies

  Provisions for contingencies are based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the balance sheet date.

m. Revenue recognition

  Revenues for all services are recognized when the service is provided.

  Revenues from international and domestic long-distance services consist mainly of charges to the state operating companies, whose customer is billed for the call, in accordance with the revenues sharing system as well as charges to major governmental and private customers for its other services.

  Revenues from international services also include revenues earned under bilateral agreements between Embratel and foreign telecommunications administrations or private operators, which are influenced by the guidelines of the International Tariff and Trade Regulations and cover virtually all international calls to and from Brazil. These agreements govern the ratio of payment by Embratel to the foreign entities for the use of their facilities in connecting international calls billed in Brazil and by the foreign entity to Embratel for the use of its facilities in connecting international calls billed abroad (see Note 24).

n. Interest income (expense)

  Interest income represents interest earned and gains and losses on investments after adjusting for the effects of inflation as measured by the variation in the inflation index and exchange gains and losses.

  Interest expense represents interest incurred and gains and losses on loans and financing after adjusting for the effects of inflation as measured by the variation in the inflation index and net exchange gains of R$1,935, R$13,449 and R$49,315 in 1995, 1996 and 1997, respectively.

o. Voluntary resignation incentive program

  The R$62,493 cost of the 1996 voluntary resignation incentive program relating to all employees of Embratel who exercised an option to resign or to take early retirement by the deadline of December 31, 1996, was expensed in 1996. At December 31, 1997, amounts of R$3,816 classified within other current liabilities and R$4,429 classified within other noncurrent liabilities were still outstanding, relating to the Company's commitment to continue making monthly payments to the Telos pension fund and to the Company health care plan to up to a maximum of 60 and 18 months, respectively, from the date the employee left the Company.

p. Research and development

  Research and development costs are charged to expense as incurred. Total research and development costs were R$19,950, R$17,987 and R$15,978 in 1995, 1996 and 1997, respectively.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

q. Retirement benefits

  Embratel sponsors a separate entity that provides pensions and other post-retirement benefits for its employees. Current costs are determined actuarially and are recorded on the accrual basis.

r. Employee's profit share

  Embratel has made a provision for granting employees the right to a share of the profits in accordance with the requirements of regulations applicable to companies owned by the Federal Government.

s. Segment information

  Embratel operates in the segment of long-distance and international telecommunications, data transmission and other services. All of the company's revenue originates from services provided within Brazil.

t. Earnings per thousand shares

  Earnings per thousand shares information has not been presented as the capital structure of Embratel Participacoes S.A. was not in place at December 31, 1997.

u. Use of estimates

  The preparation of consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

v. Minority interests

  Minority interests reflected in the balance sheets at December 31, 1996 and 1997 and in the consolidated statements of income for the years ended December 31, 1995, 1996 and 1997 relate to the interests of shareholders other than Telebras in the Company.

4. Net operating revenue from telecommunications services

                                                1995       1996       1997
                                              ---------  ---------  ---------
   Gross operating revenue:
     Voice................................... 1,127,294  1,239,927  1,366,622
     Data....................................   451,070    644,022    608,913
     Text....................................    86,393     69,041     34,176
     Other...................................    93,589    174,703    204,308
                                              ---------  ---------  ---------
   Total domestic............................ 1,758,346  2,127,693  2,214,019
                                              ---------  ---------  ---------
     Voice...................................   367,943    405,317    443,987
     Data....................................    53,207     65,812     56,794
     Text....................................    12,442     10,804      5,699
     Other...................................    17,513     19,230     21,893
                                              ---------  ---------  ---------
   Total international.......................   451,105    501,163    528,373
                                              ---------  ---------  ---------
   Total gross operating revenue............. 2,209,451  2,628,856  2,742,392
   Value added and other indirect taxes......  (488,255)  (541,226)  (529,436)
                                              ---------  ---------  ---------
   Net operating revenue..................... 1,721,196  2,087,630  2,212,956
                                              =========  =========  =========
   Revenue from telecommunications services
    provided to the Telebras operating
    companies................................   740,024    797,569  1,123,492
   Revenue from telecommunications services
    provided to third parties................   981,172  1,290,061  1,089,464

  The only customer who contributed more than 10% of gross operating revenues was Telecomunicacoes de Sao Paulo S.A. ("Telesp"), specifically in relation to its fixed-line operations. Gross operating revenues derived from Telesp amounted to R$299,984, R$308,591 and R$410,542 in 1995, 1996 and 1997,
  respectively (see Notes 24 and 28b).

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  Net operating revenues from other domestic and international telecommunications services include a number of ancillary services, including telex and dedicated line telegraph, radio signal and television signal satellite retransmission, mobile satellite communications, mobile maritime telecommunications and certain data communications services. The Company has generated losses from the provision of these services.

  Management does not consider the services described above to constitute a separate line or lines of business and historically has not accounted for them separately. Management estimates that these activities generated gross losses (net operating revenues less cost of services) of approximately R$78 million in each of 1995 and 1996 and R$45 million in 1997. No provision has been made for future losses due to uncertainty as to the level of the future losses and length of time during which they will be sustained.

5. Cost of services

                                                 1995       1996       1997
                                               ---------  ---------  ---------
   Depreciation and amortization.............    637,517    618,512    659,233
   Personnel.................................    392,312    413,478    313,506
   Third party services......................     77,285     81,030    101,526
   Other.....................................     35,606     32,593     23,298
                                               ---------  ---------  ---------
                                               1,142,720  1,145,613  1,097,563
                                               =========  =========  =========

6. Other net operating income (expense)

                                                 1995       1996       1997
                                               ---------  ---------  ---------
   Taxes other than income taxes.............        --         --     (58,904)
   Provision for contingencies (Note 20).....        --         --     (18,776)
   Fines and expenses recovered..............     51,822      5,459      6,002
   Municipal and State taxes on property and
    vehicles.................................     (2,200)    (2,564)   (13,086)
   Provision for losses with tax incentives..     (6,582)       --         --
   Voluntary resignation incentive program...        --     (62,493)       --
   Other.....................................     (6,640)    11,786        143
                                               ---------  ---------  ---------
                                                  36,400    (47,812)   (84,621)
                                               =========  =========  =========
7. Net other non operating income (expense)

                                                 1995       1996       1997
                                               ---------  ---------  ---------
   Net book value of permanent asset
    disposals, write-offs and provisions:
    Telex equipment..........................    (67,918)   (45,990)  (108,568)
    Transdata equipment......................        --         --     (98,686)
    Analog submarine cables..................        --     (20,623)   (44,369)
    Other....................................     (3,470)   (32,982)   (43,813)
                                               ---------  ---------  ---------
                                                 (71,388)   (99,595)  (295,436)
    Physical inventory shortages (Note
     15(e))..................................        --     (13,386)   (17,246)
    Proceeds from asset disposals............     11,303      9,079     36,883
    Other....................................      6,864      7,940     (8,380)
                                               ---------  ---------  ---------
                                                 (53,221)   (95,962)  (284,179)
                                               =========  =========  =========

  The telex equipment write-offs in 1995 and 1996 were the result of declining customer demand for telex services which allowed the Company to concentrate its telex switching operations in its more modern equipment and, consequently, remove from service a substantial portion of its older equipment. The telex equipment write-offs in 1997 were the result of a steep increase at the end of 1996 in the cost of leasing the dedicated lines required for the provision of telex services. As a result of this increase the Company determined that the telex business had become unprofitable and accordingly decided to write off the entire remaining book value of this equipment.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  The Transdata low speed data transfer service was profitable in 1996 and previously. However as a result of a steep decline in revenues in 1997, this service incurred a loss in 1997 and was generating negative cash flows. As a result of these factors and a continued decline in revenues at the beginning of 1998, the net book value of the equipment specifically dedicated to this service line was written off as of December 31, 1997.

  The net book values of the analog submarine cables were written off as they were removed from service before the end of their estimated useful lives due to declining demand for international analog transmission equipment and the existence of alternative digital satellite transmission capacity.

  Other net other non operating income (expense) includes income from Embratel's interest in two international partnerships that own and operate satellites (Intelsat and Inmarsat). The partnerships are owned by the users of the services and allocate revenues over expenses to their members, based on their rates of utilization of the services, with the objective of meeting a target rate of return. At December 31, 1997, the Company's ownership percentages in the Intelsat and Inmarsat partnerships were 1.357999% and 1.997990%, respectively. The interests are denominated in US dollars.

  Intelsat historically has allocated undistributed earnings to a reserve account that was not included in shareholders' equity. Amounts were transferred from this reserve account to shareholder's equity, as necessary, in order to ensure that targeted rates of return were met. In 1997, the entire amount of this reserve account was transferred to shareholders' equity.

  Although the matter is not free from doubt, the Company believes that under the terms of the Intelsat partnership agreement amounts included in the reserve account described above are not available for distribution until transferred to shareholders' equity. This matter is not free from doubt because the partnership agreement does not clearly establish the rights of the partners upon withdrawal with respect to undistributed earnings that are not allocated to shareholders' equity. Embratel has been informed by Intelsat that as of July 17, 1998 no partner had withdrawn from Intelsat.

  Accordingly Embratel has recognized its equity interest in these partnerships based on its share of shareholders' equity, excluding any earnings allocated to the reserve account, so that the year in which income is recognized by Embratel may differ from the year in which it is earned by the partnership. The equity in earnings of the partnerships recorded in each of the periods as other net non operating income (expense) was as follows:

                                                        Year Ended December 31,
                                                        ------------------------
                                                         1995    1996     1997
                                                        ------- ------- --------
      Intelsat......................................... R$5,433 R$4,151 R$11,999
      Inmarsat.........................................   1,544   3,386    6,000

    Of these amounts, approximately R$726, R$336, and R$4,232, were related to amounts which were transferred by Intelsat from the reserve account described above to stockholders' equity in 1995, 1996 and 1997, respectively.

8. Income and social contribution taxes

  Brazilian income taxes are comprised of Federal income tax and the social contribution tax. In 1995, 1996 and 1997 the rates for income tax were 43%, 25% and 25%, respectively, and social contribution tax were 9.09%, 7.41% and 8.00%, respectively. As a result of legislation enacted in 1996 the social contribution tax was no longer deductible for its own computation basis, nor was it deductible for income tax purposes. The changes produced a combined statutory rate of 48.18%, 30.56% and 33.00% in 1995, 1996 and 1997, respectively.

  Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated, amortized or disposed of.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  In prior years, the indexation adjustments to permanent assets and shareholders' equity in accordance with the tax law gave rise to a tax deductible expense if the indexation of equity exceeded the indexation of permanent assets, and to taxable income called inflationary profit, if the indexation of permanent assets exceeded that of equity. In the latter case, payment of the related tax liability could be deferred until it had been deemed to have been realized either through depreciation or disposal of the permanent assets in existence at the time the liability was recorded subject to a minimum realization rate of 10% per annum (5% per annum prior to 1995).

  In 1997, Embratel elected to prepay income taxes on inflationary profit that it had previously deferred. Brazilian companies making such a prepayment in relation to 1997 were entitled to a 50% discount on the payment of income tax. The result for Embratel was a gain of R$ 3,152 in 1997 from the reduction of its deferred tax liabilities.

  At December 31, 1997 Embratel had tax loss carryforwards totaling R$ 410,228 for income tax purposes, to offset against future taxable income, for which the future benefits have been fully recognized as deferred tax assets. The offset of accumulated tax losses is restricted to 30% of taxable profits of subsequent periods, but the losses have no expiration date.

  The following is an analysis of income tax (charge) credit:

                                                         1995     1996     1997
                                                       --------  -------  ------
   Social contribution (charge) credit................  (11,912) (28,760)  9,135
   Federal income tax credit..........................  180,220   14,237  41,800
                                                       --------  -------  ------
                                                        168,308  (14,523) 50,935
   Effect of rate changes on deferred tax............. (113,647)     662     --
   Early payment incentives...........................      --       --    1,083
                                                       --------  -------  ------
   Total tax (charge) credit..........................   54,661  (13,861) 52,018
                                                       ========  =======  ======

  The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

                                                   1995      1996       1997
                                                  -------  --------   --------
   Income before taxes and other charges as
    reported in the accompanying consolidated
    financial statements......................... 129,421   456,683    359,867
                                                  =======  ========   ========
   Tax charge at the combined statutory rate..... (62,355) (139,562)  (118,756)
   Permanent additions:
     Non-deductible expenses..................... (17,706)   (4,718)    (8,343)
   Permanent exclusions:
     Foreign income.............................. 208,948   117,064    109,929
     Capitalized interest........................   9,439     3,180      1,927
     Other.......................................  13,865     8,574     11,309
   Other items:
     Effect of rate changes on deferred tax...... (97,530)    1,153        --
     Early payment incentives....................     --        --       3,152
     Interest on own capital.....................     --        --      52,800
     Other.......................................     --        448        --
                                                  -------  --------   --------
   Income tax (charge) credit as reported in the
    accompanying consolidated financial
    statements...................................  54,661   (13,861)    52,018
                                                  =======  ========   ========
   Effective tax rate............................    42.2%     (3.0)%     14.5%
                                                  =======  ========   ========

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  The composition of deferred tax assets and liabilities, based on temporary differences is as follows:

                                                                  1996    1997
                                                                 ------- -------
   Deferred tax assets:
     Provisions for contingencies...............................  26,437  31,099
     Tax loss carry forwards.................................... 104,507 102,557
     Provisions for permanent asset write-offs..................     --   47,208
     Additional indexation expense from 1990....................   3,043   1,412
     Other......................................................   3,511   9,897
                                                                 ------- -------
     Total (Note 12)............................................ 137,498 192,173
                                                                 ======= =======
   Deferred tax liabilities:
   Total ....................................................... 246,626 337,363
                                                                 ======= =======
     Current....................................................   6,203  22,577
     Non current................................................ 240,423 314,786

  All of the deferred tax liabilities relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 1997.

9. Cash flow information

                                                             1995   1996   1997
                                                            ------ ------ ------
   Income and social contribution tax paid................  26,375 46,109 70,078
   Interest paid..........................................  48,894 49,621 50,320
   Cash paid against provisions for contingencies.........     --  13,952 23,130
   Non cash transactions:

     Fiscal incentive investments.........................  13,508     47    904

10. Cash and cash equivalents

                                                                    1996   1997
                                                                   ------ ------
   Cash...........................................................    627    528
   Bank accounts.................................................. 57,633 59,509
                                                                   ------ ------
                                                                   58,260 60,037
                                                                   ====== ======

11. Trade receivables, net

                                                                1996     1997
                                                               -------  -------
   Accrued amounts............................................ 264,862  186,473
   Billed amounts.............................................  40,240   60,531
   Allowance for doubtful accounts............................  (1,337) (11,500)
                                                               -------  -------
                                                               303,765  235,504
                                                               =======  =======

12. Deferred and recoverable taxes

                                                                  1996    1997
                                                                 ------- -------
   Tax deducted at source.......................................   8,963  24,232
   Social contribution tax recoverable..........................   2,256   9,948
   Deferred tax assets.......................................... 137,498 192,173
   Sales and other taxes........................................   2,077  22,908
                                                                 ------- -------
                                                                 150,794 249,261
                                                                 ======= =======

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
13. Other assets

                                                                 1996    1997
                                                                ------- -------
   Other debtors...............................................  96,803  88,673
   Maintenance inventories.....................................   6,433   9,790
   Prepayments.................................................   1,534  10,696
   Other.......................................................  16,976  18,583
                                                                ------- -------
                                                                121,746 127,742
                                                                ======= =======
   Current.....................................................  64,725  79,944
   Noncurrent..................................................  57,021  47,798

  The majority of other debtors in both 1996 and 1997 relate to tax incentives, legal deposits and advances made to employees and suppliers.

14. Investments
                                                                 1996    1997
                                                                ------- -------
   Shares in Intelsat and Inmarsat communication satellites....  49,180  58,895
   Other investments...........................................   1,803  12,261
                                                                ------- -------
                                                                 50,983  71,156
                                                                ======= =======

15. Property, plant and equipment, net

a. Composition:

                                                            1996        1997
                                                         ----------  ----------
   Indexed cost:
     Construction-in-progress...........................    863,205   1,073,261
     Automatic switching equipment......................  1,621,745   1,648,399
     Transmission and other equipment...................  4,466,554   4,252,347
     Buildings and underground ducts....................  1,256,828   1,350,017
     Other..............................................  2,142,751   2,110,401
                                                         ----------  ----------
       Total............................................ 10,351,083  10,434,425
                                                         ----------  ----------
   Accumulated depreciation:
     Automatic switching equipment......................   (730,638)   (844,907)
     Transmission and other equipment................... (1,845,658) (1,777,397)
     Buildings and underground ducts....................   (540,268)   (585,362)
     Other..............................................   (914,556)   (900,551)
                                                         ----------  ----------
       Total............................................ (4,031,120) (4,108,217)
                                                         ----------  ----------
   Property, plant and equipment, net...................  6,319,963   6,326,208
                                                         ==========  ==========

    Transmission and other equipment include: aerial, underground and building cables, private automatic exchanges, generating equipment and furniture.

    Other property, plant and equipment include: underground cables, submarine cables, computer equipment, vehicles, land and other assets. Within "Other property, plant and equipment' the book value of land is R$166,490 and R$175,732 in 1996 and 1997, respectively.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

b. Depreciation rates
  The annual depreciation rates applied to property, plant and equipment are as follows:

                                                                          %
      Automatic switching equipment..................................       7.69
      Transmission and other equipment...............................      10.00
      Buildings and underground ducts ...............................       4.00
      Other.......................................................... 5.00-20.00

c. Rentals

  Embratel rents equipment and premises through a number of operating agreements that expire at different dates. The value of the total annual rental expenses under these agreements and the future commitments under non-cancelable rental agreements are minimal.

d. Revaluation

  On December 31, 1990 Embratel recorded an appraisal write-up of part of its property, plant and equipment. The corresponding credit was shown as a capital reserve which was amortized on the same basis as the revalued assets. The unamortized balance of the revaluation reserve, together with the related provision for deferred taxes, were reversed during 1996 following the recommendations of the Comissao de Valores Mobiliarios ("CVM"- a public organization that sets accounting and disclosure standards for Brazilian listed companies). This reversal had no impact on net income.

e. Physical inventory adjustments

  Physical inventories of property and equipment performed in 1995, 1996 and 1997 resulted in write-offs of R$94,298, R$13,386 and R$17,246, respectively, in relation to equipment which had been removed from service before it was fully depreciated. The inventory counts disclosed the need for the write-offs by identifying differences between equipment in service as physically identified and that which was recorded in the accounting records.

  The physical inventory in 1995 resulted in a write-off of R$94,298 of equipment that had been taken out of service since the Company's previous physical inventory was conducted in 1978. Accordingly, the 1995 write-off has been presented separately on the consolidated statements of income. The equipment write-off relating to the 1996 and 1997 physical inventories are reflected as a component of net other nonoperating expense (see Note 7).

  With respect to equipment removed from service in any year prior to 1995, the write-off should have been accounted for as the correction of an error requiring restatement of the financial statements for such earlier year. The Company was not able, however, to determine the years in which equipment was removed from service and, accordingly, it recognized the entire amount of the write-off in 1995 and did not restate earlier years. If it had been able to do so, the restatement would have resulted in (a) in each affected earlier year, a charge under "net other nonoperating expense", a related reduction in tax expense and a corresponding reduction in net income and (b) in 1995, a smaller charge under "write-off of property and equipment from physical inventory", a related increase in tax expense and correspondingly higher net income.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
16. Payroll and related accruals

                                                                  1996    1997
                                                                 ------- -------
   Wages and salaries...........................................  28,531  37,871
   Accrued social security charges..............................  72,464  67,971
   Accrued benefits.............................................   5,764   7,732
                                                                 ------- -------
                                                                 106,759 113,574
                                                                 ======= =======

17. Accounts payable and accrued expenses

                                                                  1996    1997
                                                                 ------- -------
   Suppliers.................................................... 162,094 155,743
   Payable to international operators........................... 209,491 190,789
   Customer deposits............................................  27,891  69,051
   Other accrued expenses.......................................  50,771  14,575
                                                                 ------- -------
                                                                 450,247 430,158
                                                                 ======= =======

18. Taxes other than income taxes

                                                                  1996    1997
                                                                 ------- -------
   Value added taxes............................................  18,627  12,599
   Taxes on operating revenues..................................   4,537  32,265
                                                                 ------- -------
                                                                  23,164  44,864
                                                                 ======= =======

19. Loans and financing

                                                                  1996    1997
                                                                 ------- -------
   Loans and financing.......................................... 585,687 567,015
   Accrued interest.............................................  13,583  12,859
                                                                 ------- -------
                                                                 599,270 579,874
                                                                 ======= =======

                   Lenders                   Interest   Maturity  1996    1997
                   -------                 ------------ -------- ------- -------
   Banco Real.............................        6.49%    2003   19,863  16,754
   BBL....................................        9.65%    2005   19,144  16,774
   Credit Lyonnais........................        7.00%    2008  129,437 121,503
   EDC....................................        6.00%    2006   17,730  16,780
   Eximbank...............................        7.79%    2007  177,053 185,191
   Lloyds Bank PLC........................        6.93%    2005   21,839  27,786
   NEC do Brasil S.A. ....................        8.00%    2003   68,717  77,041
   Nissho Iwai............................        8.75%    2005   20,380  22,063
   PEFCO..................................       10.14%    2005    6,677   5,874
                                                                 ------- -------
                                                                 480,840 489,766
   Other.................................. 5.71 to 6.5% Various  118,430  90,108
                                                                 ------- -------
                                                                 599,270 579,874
                                                                 ======= =======

   Current...................................................... 150,692 108,406
   Noncurrent................................................... 448,578 471,468

  Unused commitments for long-term financing amounted to R$50,000 as of December 31, 1997.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

a. Loans and financing

  Loans and financing comprise credits from various banks and suppliers of telecommunications equipment, to be repaid in periodic installments. Foreign currency denominated debt bears fixed interest rates varying from 5.71% per annum to 10.14% per annum and variable interest rates varying from 0.25% to 3.30% per annum over LIBOR. The LIBOR rate at December 31, 1997 was 5.84% per annum.

  Of the total loans and financing, R$350,039 and R$253,999 in 1996 and 1997, respectively, have been guaranteed by the Federal Government and R$11,911 and R$7,799 in 1996 and 1997, respectively, by Telebras. In addition, R$23,643 and R$16,279 in 1996 and 1997, respectively, of amounts payable (classified within other liabilities) were secured by future income arising in the United States of America.

b. Repayment schedule

  Noncurrent debt is scheduled to be repaid as follows:

                                                                  1996    1997
                                                                 ------- -------
   1998.........................................................  67,947     --
   1999.........................................................  68,455  80,002
   2000.........................................................  64,504  76,061
   2001.........................................................  60,696  72,264
   2002.........................................................  56,162  70,286
   2003 and after............................................... 130,814 172,855
                                                                 ------- -------
                                                                 448,578 471,468
                                                                 ======= =======

c. Currency analysis

  Total debt is denominated in the following currencies:

                                               Exchange rate at
                                               December 31, 1997  1996    1997
                                               ----------------- ------- -------
                                                 (Units of one
                                                Brazilian real)
   U.S. dollar................................     1.116400      548,062 518,522
   Japanese yen...............................     0.008574        4,648   3,291
   German mark................................     0.623235          824   9,884
   French franc...............................     0.186284       45,736  48,177
                                                                 ------- -------
                                                                 599,270 579,874
                                                                 ======= =======

  In addition to loans and financing, Embratel has accounts payable in foreign currency totaling R$209,491 and R$190,289 at December 31, 1996 and 1997, respectively. Embratel does not hedge its foreign currency liabilities.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
d. Credit agreement defaults

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998 and the privatization of the Company constituted, an event of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. A substantial portion (R$462,161) of the Company's outstanding debt is currently in default or expected to be in default as a result of the privatization. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness.

  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to renegotiate its credit agreements. The Company believes that once the privatization is finalized, the Company's creditors will renegotiate the terms of these credit agreements and/or provide appropriate waivers regarding such defaults.

20. Contingencies

  The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, consolidated financial condition or results of operations.

  Telebras, the legal predecessors of the Company, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Any claims against Telebras which are not satisfied by Telebras could result in claims against the Company or the Holding Company. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote.

 Labor claims

  The provision for labor claims amounted to R$15,373 and R$11,019 at December 31, 1996 and 1997, respectively. These amounts represent management's estimate of the most probable loss in relation to numerous suits filed by current and former employees. An analysis of the movement on the provision is as follows:

                                                               1996     1997
                                                              -------  -------
   Beginning balance.........................................  29,325   15,373
   Provision charged to other operating expenses (Note 6)....     --    18,776
   Payments.................................................. (13,952) (23,130)
                                                              -------  -------
                                                               15,373   11,019
                                                              =======  =======

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
 Tax contingencies

  FINSOCIAL and COFINS taxes

    A predecessor tax to COFINS, called FINSOCIAL, was originally introduced at a rate of 0.5% and was subsequently increased in stages to a rate of 2.0% on gross operating revenues. The timing of these increases was successfully challenged in court by a number of Brazilian companies, giving rise to tax credits on account of past overpayments which could be compensated against current payments of the similar tax, COFINS. The Company recorded a credit for the overpaid FINSOCIAL tax in 1995 after a High Court ruling had been published decreeing the unconstitutionality of the FINSOCIAL rate increases. The Company realized this credit by offsetting overpaid FINSOCIAL taxes against current liabilities to COFINS. Embratel recognized a gain of R$42.9 million in 1995.

    In 1997 Embratel was questioned by the COFINS authorities alleging that it had underpaid the COFINS tax in prior years as a result of taking the FINSOCIAL credit. Embratel and its lawyers are defending this claim, but, because the existence of this dispute was making it difficult for Embratel to obtain tax clearance certificates it required (in order to be able to participate in public bids as a supplier to government entities, import equipment which is tax exempt and record real estate transactions in the public registry), management decided to pay the offset tax in 48 monthly installments. This gave rise to an additional charge of R$58.9 million in 1997. In April, 1998, as a result of obtaining an initial favorable decision in legal proceedings initiated by the Company to prove the unconstitutionality of charging COFINS for telecommunications services, Embratel suspended its payment of installments under the aforementioned agreement.

 Withholding tax on remittances to foreign communications companies

  The Company regularly makes payments to foreign communications companies to complete international calls that originate in Brazil and terminate in a foreign country. Brazilian income tax law generally requires Brazilian recipients of services from foreign companies to withhold 15% from payments to such foreign companies for such services. However, based on decisions in 1952 of both the Brazilian Finance Ministry and the Taxpayers' Council, the Company has never withheld Brazilian income tax from such payments.

  Brazil is a signatory to the International Telecommunications Agreement of 1989, known as the Melbourne Treaty, in which the members agreed, amongst other things, not to tax payments of this nature. For this treaty to have legal effect in Brazil, presidential approval is required. Although there has been no indication that such presidential approval will not be granted, it has not been granted to date.

  Should a retroactive presidential decree not be signed, the income tax authorities may reconsider their earlier decisions exempting payments to foreign communications companies from Brazilian income tax. If the authorities were to challenge this exemption and determine that their earlier decisions are no longer applicable to the Company, then they may claim unpaid taxes together with interest and penalties of approximately R$530 million through 1997 and additional amounts in 1998. Based on the decisions in 1952 of both the Brazilian Finance Ministry and the Taxpayers' Council to exempt the withholding of Brazilian income tax from payments to foreign communications companies, the Company has never withheld Brazilian income tax from such payments. Accordingly, the accompanying consolidated financial statements do not include any provision for such taxes. Management continually monitors and is evaluating its position with respect to this tax contingency to determine if there have been changes, which could result in an unfavorable outcome to the Company.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

 Income tax on net foreign source operating income

  On January 1, 1996 a new Brazilian law came into effect requiring that any income from abroad is subject to corporate income tax. The Company believes that the foreign source operating income of Embratel is not subject to tax because the new law does not cover income from telecommunications services. Additionally, the Company believes that it is exempt in accordance with a specific exemption granted to foreign source telecommunications income before the advent of the new law. If the Company should be challenged by the fiscal authorities, it may be liable to additional income tax which, together with interest and penalties for late payment, would have amounted to a liability of approximately R$300 million at December 31, 1997, for which no provision has been made in the accompanying financial statements. Management continually monitors and is evaluating its position with respect to this tax contingency to determine if there have been changes, which could result in an unfavorable outcome to the Company.

 Other taxes

  The determination of the manner in which federal, state and municipal taxes apply to the operations of Embratel is subject to varying interpretations due to the unique nature of its operations. Management believes that its interpretation of Embratel's tax obligations is substantially in compliance with current legislation. Accordingly, any changes in the tax treatment of its operations will be the result of new legislation or interpretive rulings of the tax authorities which will not have any retroactive impact.

 Other litigation

  Management believes it has meritorious defenses to all lawsuits and legal proceedings in which Embratel is a defendant. Based on its evaluation of such matters, and after consideration of reserves established, management believes that the resolution of such matters will not have a material adverse effect on the Company's consolidated financial position or results of its operations.

21. Provision for pensions

  Embratel sponsors a defined benefit pension plan and a post retirement benefit plan, both managed by the Fundacao Embratel de Seguridade Social ("Telos'). Approximately 97% of Embratel's employees are covered by these plans.

  The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary of the plans, in compliance with accounting principles generally accepted in Brazil, is as follows:

                                                       1995    1996    1997
                                                      ------- ------- -------
   Accumulated pension and other post retirement
    benefit obligations.............................. 412,003 496,104 592,307
   Other obligations.................................  50,602  65,606  78,810
                                                      ------- ------- -------
   Total obligations................................. 462,605 561,710 671,117
                                                      ======= ======= =======
   Combined plan assets:
     Interest bearing deposits....................... 237,411 311,266 362,613
     Stocks and shares............................... 200,650 224,088 296,619
     Investment properties........................... 104,350  82,880  75,110
     Loans to beneficiaries..........................  27,898  31,764  33,055
     Other investments...............................  13,140  21,480  31,311
                                                      ------- ------- -------
     Total plan assets............................... 583,449 671,478 798,708
                                                      ======= ======= =======
   Employer's contributions for the plans during the
    year.............................................  42,350  62,229  61,687
                                                      ======= ======= =======

  The Company is negotiating with the Brazilian pensions regulators (Secretaria de Previdencia Complementar) and the government state companies secretariat to increase the funding of the Telos pension fund. An actuarial study has determined that an additional contribution of R$213,000 is required including R$106,000 relating to an income tax dispute of the pension fund. If the tax dispute is decided in favor of Telos, then only an additional R$107,000 will be required. It is management's intention to pay the additional amount over 20 years. There can be no assurance that these negotiations will continue or result in payment to Telos under the aforementioned terms. This potential additional payment has not been recognized as a liability at December 31, 1997.

22. Shareholders' equity

  The consolidated financial statements reflect the shareholders' equity of the Company, after segregating as minority interests the participation of minority shareholders in the Company at the historical percentages applicable to shareholders other than Telebras. The shareholders' equity has been segregated between capital, reserves and retained earnings.

23. Allocation of inflationary gains and losses

  For the purposes of presenting the accompanying consolidated financial statements in the fully indexed form, realized inflationary gains and losses on non-interest-bearing assets and liabilities have been allocated to the following statement of income captions:

                                                       1995     1996     1997
                                                      -------  -------  -------
   Gross operating revenue                            (21,412) (17,550) (19,804)
   Taxes on operating revenues.......................   3,838    1,801    1,616
   Cost of services .................................  21,266    6,717    5,952
   Selling expense...................................   2,196      823    2,097
   General and administrative expense................  10,781    3,290    6,762
   Other net operating income (expense)..............  (9,340)   4,229   (5,590)
                                                      -------  -------  -------
    Total............................................   7,329     (690)  (8,967)
                                                      =======  =======  =======

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  The above gains and losses were generated from the following balance sheet accounts or sub-accounts:

                                                       1995     1996     1997
                                                      -------  -------  -------
   Cash and cash equivalents.........................  (3,511)    (920)  (1,119)
   Accounts receivable............................... (21,006) (17,400) (19,804)
   Other receivables.................................  (8,240)  (3,173)  (1,767)
   Indexation adjustments............................  (9,965)   2,761   (8,561)
   Other assets......................................  (4,251)  (1,451)  (3,030)
   Payroll and related accruals......................  15,658    6,524    6,400
   Accounts payable and accrued expenses.............  22,408    6,781   10,691
   Income and other taxes payable....................   3,885    1,837    1,745
   Other liabilities.................................  12,351    4,351    6,478
                                                      -------  -------  -------
                                                        7,329     (690)  (8,967)
                                                      =======  =======  =======

24. Transactions with related parties

  The principal related party transactions take place with the operating subsidiaries of Telebras. Embratel provides domestic and international long-distance telecommunications services to the customers of the local operating companies. However, all charges to customers are billed by the local operating companies, who transfer part of the charges to Embratel. As a result Embratel normally has a receivable position with each of the local operating companies.

  Before the Breakup and privatization, the Company was the exclusive provider of interstate long-distance service under Brazilian law. Under the regulatory regime in effect before the Breakup and privatization, each cellular and fixed-line company generally operated within one of the 26 states of Brazil or the Federal District and Embratel had the exclusive right to carry calls between any two cellular or fixed-line companies. As such, Embratel's exclusive interstate long-distance telephone service accounted for 47.2% and 49.8% of the Company's total operating revenues during 1996 and 1997, respectively.

  Embratel must pay a network usage fee if it accesses end customers via the network of a fixed-line telecommunications company. In practical terms, even though the network usage fee includes the costs of a variety of network elements and services, the network usage fee primarily reflects the use of certain facilities of the fixed-line company for which Embratel does not have adequate substitutes, particularly the local loop between local exchanges and end customers.

  Until April 1, 1998, revenues for domestic and international long-distance calls were divided between the Company and the regional fixed-line companies. Under this system, each regional fixed-line company billed its customers for all domestic and international long-distance telephone calls and retained a fixed percentage of the revenue, transferring the remainder of the revenue to the Company. The fixed percentage varied by regional fixed-line company. As of March 31, 1997, the regional fixed-line companies transferred an average of 33% of the total revenue for such calls to Embratel.

  As part of the liberalization of the Brazilian telecommunications sector, this system was eliminated as of April 1, 1998. Under the new system, the Company receives 100% of the revenues from domestic and international long-distance calls and pays certain per-minute interconnection charges to the regional fixed-line companies for connection to and use of their networks. In addition, until June 30, 2001, the Company must pay a supplemental per-minute charge for such interconnection, the Parcela Adicional Temporaria (the "PAT"). The Company does not expect that implementation of this new system will have a material impact on its net income. However, it is expected that the allocation to the Company of 100% of the revenues

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
  generated by long distance calls will cause operating revenues to increase substantially. This increase is expected to be offset by increased cost of services resulting from the network usage charges and PAT paid to the fixed-line companies.

  Following the privatization of the telecommunications sector, the Company, currently the exclusive provider of domestic and international long-distance services in Brazil, will face increased competition from new entrants. However, the Company will be authorized to provide full intra-regional long-distance service as a competitor of the regional fixed-line companies. The Company anticipates that, as a consequence of the competition, prices for long-distance service will decline and its operating margins may diminish. The exact identity of new entrants, the scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control (see Note 28b).

  The Company offers a number of ancillary telecommunication services pursuant to licenses. Under the terms of the licenses, the Company is required to offer telex and telegraph, radio signal satellite retransmission and television signal satellite retransmission services through August 2001 ("Collective Interest Obligations") (or such later date, in the case of telex, as is required for another service provider to offer the same service). The Company is required to continue to provide mobile marine telecommunication services for an indefinite period, although the long-term profitability of these services is uncertain. The Company is effectively prohibited from increasing the fees charged for the above described services (except, in some cases, for increases up to the rate of inflation). The Company has generated losses from the provision of these services and expects to continue to do so in the future.

  Management does not consider the services described above to constitute a separate line or lines of business and historically has not accounted for them separately. Management estimates that these activities generated gross losses (net operating revenues less cost of services) of approximately R$78 million in each of 1995 and 1996 and R$45 million in 1997.

  Additionally, as a result of telephone calls to and from the service areas of other telephone operators, Embratel has receivable and payable positions with other telecommunications service providers in Brazil within the Telebras group of companies relating to charges for the use of the networks belonging to those telecommunications service providers.

  The balances at December 31, 1996 and 1997 with related parties were as follows:

                                                                1996    1997
                                                               ------- -------
   Cash and cash equivalents:
     Deposits with Banco do Brasil S.A........................ 647,006 694,699
   Accounts receivable:
     Trade accounts receivable from local operating
      companies............................................... 139,861 222,271
     Other accounts receivable................................   4,710   7,062
     Loans and financing receivable...........................  12,795   4,994
   Accounts payable:
     Dividends and interest on own capital payable to
      Telebras................................................ 231,300 292,191
     Other....................................................  10,090  10,760

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

                                                       1995    1996     1997
                                                      ------- ------- ---------
   Revenues earned:
     Services provided to the operating companies.... 740,024 797,569 1,123,492
   Cost of services:
     Provided by the Telebras operating companies....  11,583   9,669     4,150

  The principal other related parties are the Federal Government, both through its holding company, Telebras, and through Banco do Brasil S.A., and the state operating companies.

  Deposits with Banco do Brasil S.A. are overnight interest bearing deposits. There are no restrictions on withdrawal of funds.

  Revenues from telephone calls made by government bodies and related organizations have not been provided because details of the type of telephone user are not maintained by Embratel.

  Until the breakup of Telebras, Embratel and the other companies of the Telebras system each contributed to the research and development center operated by Telebras (Centro de Pesquisa e Desenvolvimento da Telebras) and also conducted their own independent research and development operations.

  Embratel contributed 1.14%, 0.85% and 0.67% in 1995, 1996 and 1997, respectively, of its net revenues to the research and development center operated by Telebras. The total costs charged to Embratel by Telebras as described above for the years ended December 31, 1995, 1996, and 1997 were R$19,617, R$17,743 and R$15,042, respectively, out of total research and development expenditures of R$19,950, R$17,987 and R$15,978, respectively. Following the spin-off from Telebras, a private independently administered research and development center was established. Pursuant to a three year contract signed in May 1998 between Embratel and Telebras, Embratel is obligated to contribute up to R$57 million during the three years ending May 2001 on research and development to this center.

  The Company believes that all the costs of doing business are reflected in the consolidated financial statements and that no additional expenditures will be incurred as a result of the cessation of the activities previously performed by Telebras.

25. Commitments

  At December 31, 1997, the Company had the following capital expenditure commitments, which are related primarily to optical fiber, satellite and telephone cables:

                                                                    Contracted
      Expected year of expenditure                                  ----------
      1998.........................................................  693,000
      1999.........................................................  358,000
      2000.........................................................   97,000
      2001.........................................................   72,000
      2002.........................................................   72,000

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

26. Insurance

  At December 31, 1997, in the opinion of the Company's management, all significant and high risk assets and obligations were insured.

27. Fair values of financial assets and liabilities

  Estimated fair values of Embratel's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgement was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

  The fair value information as of December 31, 1996 and 1997 presented below is based on pertinent information available to management as of those dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts at December 31, 1996, such amounts have been indexed to December 31, 1997 and current estimates of fair values may differ significantly from the amounts shown.

  Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in value is believed to exist.

                                                  1996    1996    1997    1997
                                                  Book    Fair    Book    Fair
                                                  value   value   value   value
                                                 ------- ------- ------- -------
   Assets:
     Deferred and recoverable taxes............. 150,794 114,164 249,261 202,127
   Liabilities:
     Income and other taxes..................... 276,596 221,373 382,227 377,154
     Loans and financing........................ 599,270 547,155 579,874 597,861

 Cash, cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses

  The carrying value of cash, cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses are a reasonable estimate of their fair value. Cash equivalents are represented principally by short-term investments, their fair values, and that of other short-term investments and bank deposits not meeting the definition of cash equivalents, were estimated using rates currently offered for deposits of similar maturities.

 Loans and financing

  Interest rates that are currently available to Embratel for issuance of debt with similar terms and maturities were used to estimate fair value.

 Taxes recoverable and payable

  Market value was calculated by discounting future expected cash flows according to the TJLP interest rate (a Brazilian benchmark long-term interest rate).

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
28. Events Subsequent to December 31, 1997

a. Incorporation of Embratel Participacoes S.A. (Registrant)

  On May 22, 1998 the shareholders of Telebras approved Telebras division into twelve new holding companies using a procedure under Brazilian corporate law called a cisao ("spin-off'), whereby existing shareholders received shares in the new companies in proportion to their holdings in Telebras. The new companies contain the assets and liabilities previously recorded in the accounts of Telebras, except for the following, which will remain on the books of Telebras and not be allocated to the new holding companies:

  . approximately R$98,000 of net assets which have been attributed to a newly constituted research foundation that will take over the activities previously performed by the Telebras Campinas Research and Development Center; and

  . R$370,000 of net assets that will provide the funds required to liquidate Telebras, including approximately R$132,000 of retroactive dividends to be paid to the holders of new shares issued in April 1998, as a result of the resolution of the disputed capital increase of 1990, approximately R$50,000 of indemnity payments to employees and approximately R$87,000 of expenses arising out of the privatization process.

  In addition to approving the allocation of assets and liabilities to the new holding companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each new holding company, which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Embratel Participacoes S.A. were established. After Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the Holding Companies and resulted in a decrease of R$210,432 in relation to the Company's historical retained earnings. These values are shown in the "Spin-off from Telebras" column in the following table. The first column summarizes the December 31, 1997 consolidated historical balances of the Company, and the "Holding Company Consolidated Statement" column summarizes the consolidated balance sheet of Embratel Participacoes S.A. after the spin-off.

  As a result of the legal structure of the spin-off and as allowed under Brazilian GAAP, a company formed as a result of a cisao will have such retained earnings in its balance sheet as the parent company shareholders' resolution adopting the cisao allocates from the parent company to the new company. Accordingly, upon formation, Embratel Participacoes S.A.'s legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998 so that its shareholders' equity of R$5,939,392 includes retained earnings of R$1,467,977 The allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  The "Adjustments and Elimination" column presents the elimination of the Holding Company's investment in the operating company.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

                              December                               Holding
                              31, 1997                Adjustments    Company
                             Historical   Spin-off        and      Consolidated
                              Balances  from Telebras Eliminations  Statement
                             ---------- ------------- ------------ ------------
   Assets:
    Cash and cash equiva-
     lents.................    754,736       32,263            --     786,999
    Intercompany receiv-
     ables.................    222,271           --            --     222,271
    Other intercompany re-
     ceivables.............     12,056           --            --      12,056
    Other current assets...    564,709           --            --     564,709
                             ---------    ---------    ----------   ---------
     Total current assets..  1,553,772       32,263            --   1,586,035
    Other noncurrent as-
     sets..................     47,798           --            --      47,798
    Investment in subsidi-
     ary...................     71,156    5,908,044    (5,908,044)     71,156
    Property, Plant and
     Equipment, net........  6,326,208           --            --   6,326,208
                             ---------    ---------    ----------   ---------
     Total Permanent As-
      sets.................  6,397,364    5,908,044    (5,908,044)  6,397,364
                             ---------    ---------    ----------   ---------
    Total Assets...........  7,998,934    5,940,307    (5,908,044)  8,031,197
                             =========    =========    ==========   =========
   Liabilities:
    Loans and financing....    108,406           --            --     108,406
    Dividends payable to
     Telebras..............    292,191           --            --     292,191
    Other..................    675,440           --            --     675,440
                             ---------    ---------    ----------   ---------
     Total current liabili-
      ties.................  1,076,037           --            --   1,076,037
    Loans and financing....    471,468           --            --     471,468
    Other..................    468,594           --            --     468,594
                             ---------    ---------    ----------   ---------
     Total noncurrent lia-
      bilities.............    940,062           --            --     940,062
    Minority interests.....     74,791           --            --      74,791
                             ---------    ---------    ----------   ---------
    Share capital..........         --    2,134,427            --   2,134,427
    Capital and reserves...  4,229,635           --    (4,229,635)         --
    Income reserves........         --    2,336,988            --   2,336,988
    Retained earnings......  1,678,409    1,467,977    (1,678,409)  1,467,977
                             ---------    ---------    ----------   ---------
     Total Shareholders'
      equity...............  5,908,044    5,939,392    (5,908,044)  5,939,392
    Funds for capitaliza-
     tion..................         --          915            --         915
                             ---------    ---------    ----------   ---------
    Total liabilities and
     shareholders' equity..  7,998,934    5,940,307    (5,908,044)  8,031,197
                             =========    =========    ==========   =========

  The formation of the Holding Company has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. Brazilian corporate and tax law allows state-controlled companies that are participating in the government's privatization program a three-month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets to be spun off. Furthermore, as allowed by Brazilian corporate law, the amount shown in the "Spin-off from Telebras" column as "Investment in subsidiary" was determined based on the balance sheet of that subsidiary as of December 31, 1997. As a result, the consolidated financial statements of the Holding Company for 1998 will include the results of operations and changes in financial condition of the subsidiary from January 1, 1998 and the effects of the cash allocated from Telebras as of March 1, 1998.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
  The capital stock of the Holding Company is comprised of preferred shares and common shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding preferred shares (inclusive of 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras as discussed below) and 124,351,903 thousand outstanding common shares (net of 17,128 thousand common shares in treasury). The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

  The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the case of liquidation of the Holding Company.

  Under the Brazilian Corporation Law, the number of non-voting shares, such as the preferred shares, may not exceed two-thirds of the total number of shares.

 Dividends

  Pursuant to its By-laws, the Registrant is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

  For purposes of Brazilian Corporation Law, and in accordance with Embratel Participacoes S.A.'s By-laws, the "Adjusted Net Income" is an amount equal to Embratel Participacoes S.A.'s net profits adjusted to reflect allocations to or from (i) the statutory reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

  On June 7, 1990 the Board of Directors of Telebras authorized an increase in the Company's share capital by public offer. During the offer period the CVM initiated an investigation as to whether Brazilian securities law and regulations regarding the correct pricing of the new shares issued had been violated because the shares were issued at a discount to equity value per share. After its investigation the CVM notified the Federal Prosecutor's Office that it believed no violation occurred since the price was established in line with market prices for Telebras shares traded on the Brazilian stock exchanges. The Federal Prosecutor decided to pursue the issue through judicial channels, in spite of the CVM's conclusions, because of its concern that the value of the Federal Government's shareholding may have been adversely affected. A high court ruling was favorable to Telebras, but the Federal Prosecutor had appealed the decision to the Supreme Court. During 1998, this investigation was concluded resulting in Telebras issuing 13,718,350 thousand shares of preferred stock and transfering the $R68 million in other funds to share capital.

b. Regulatory Environment

  As of April 1, 1998 the Revenue Sharing System used to divide interstate and international long-distance revenues between Embratel and the local fixed telephone operators was replaced with a network usage fee for the interconnection based on the terms of an interconnection agreement with the Company which became effective in April 1998.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  The terms of this interconnection agreement, particularly pricing and technical requirements, will affect the Company's results of operations, its competitive environment and its capital expenditure policies. The Company does not expect the terms of the interconnection agreement to have a material impact on net income initially as increased revenues under the new structure are expected to be offset by a supplemental per-minute charge called Parcela Adicional de Transicao ("PAT") that supplements the network useage charge. The PAT is to be charged at rates which will vary between regions and is intended to neutralize the impact of the new structure on the combined net income of the operating companies within each of the new fixed-line regions. Under the current regulatory framework, all telecommunications service providers must provide interconnection services on a non-discriminatory basis. Subject to certain requirements, providers are free to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the terms of interconnection.

  Under the General Plan on Concessions and Licenses, the fixed-line companies and the Company are prohibited from offering certain basic fixed-line telecommunications services until they fulfill certain specified obligations. The Company is prohibited from offering local or cellular services and the regional fixed-line companies are prohibited from offering cellular, interregional long-distance and international long-distance services. After the privatization is effected, the Company will be allowed to enter the market for full intra-regional long-distance service within their regions, including any calls between local calling areas, as a competitor to the regional fixed-line companies once the privatization of Telebras is completed.

c. Change in Control (Unaudited)
  On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998, the New Controlling Shareholders control the New Holding Companies.

d. Devaluation of the Brazilian real (unaudited)

  On January 13, 1999, the Central Bank of Brazil effectively devalued the Brazilian real by 8% by resetting the band within which the currency was permitted to trade. On January 18, 1999, the band was suspended and the currency allowed to float freely. Since that time, the exchange rate has been very volatile and at February 24, 1999 the market rate was R$2.0033 to each U.S. dollar. At December 31, 1997, all of the Company's R$579,874 of debt and R$190,289 of its accounts payable are denominated in foreign currency.

29. Summary of the differences between Brazilian and U.S. GAAP

  Embratel's accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:

a. Different criteria for capitalizing and amortizing capitalized interest

  Until December 31, 1993, capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs with the balance relating to its own capital being credited to capital reserves.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
  Under US GAAP, in accordance with the provisions of SFAS No. 34, ("Capitalization of Interest Costs") interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The US GAAP differences between the accumulated capitalized interest on disposals and in accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian GAAP and US GAAP which is included in the net book value of disposed property, plant and equipment. Although these amounts have been determined to be the same, they are presented individually in both the determination of the capitalized interest difference and in the determination of the amortization of the capitalized interest difference in order to demonstrate the origin of the reconciling items for capitalized interest and amortization of capitalized interest which are disclosed in the net income reconciliation of the differences between US and Brazilian GAAP.

  The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

                                                                                       1996      1997
                                                                                     --------  --------
Capitalized Interest difference
  US GAAP Capitalized Interest:
   Interest which would have been capitalized and credited to income under US GAAP..   35,387    48,472
    (Being interest incurred on loans from the Company's parent and from third parties, except in years where total loans exceeded total construction in progress, when capitalized interest is reduced proportionately)
  Add US GAAP difference in accumulated capitalized interest on disposals...........  101,415    76,098
                                                                                     --------  --------
                                                                                      136,802   124,570
                                                                                     --------  --------
  Less Brazilian GAAP Capitalized Interest:
   Interest capitalized and credited to income under Brazilian GAAP.................  (12,357)   (4,529)
    (Up to the limit of interest incurred on loans obtained for financing capital investments)
   Interest capitalized and credited to reserves under Brazilian GAAP (Difference between total capitalized interest and interest capitalized and credited to income)......................................................................... (142,823) (102,160)
                                                                                     --------  --------
   Total capitalized interest under Brazilian GAAP (12% per annum, applied monthly to the balance of construction-in-progress)..................................... (155,180) (106,689)
                                                                                     --------  --------
   US GAAP Difference...............................................................  (18,378)   17,881
                                                                                     ========  ========
                                                                                       1996      1997
                                                                                     --------  --------
Amortization of Capitalized Interest difference
  Amortization under Brazilian GAAP.................................................  119,533   137,322
                                                                                     --------  --------
  Amortization under US GAAP........................................................  (39,087)  (41,109)
  US GAAP difference in accumulated amortization on disposals....................... (101,415)  (76,098)
                                                                                     --------  --------
                                                                                     (140,502) (117,207)
                                                                                     --------  --------
  US GAAP Difference................................................................  (20,969)   20,115
                                                                                     ========  ========

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

b. Reversal of fixed asset revaluation

  Brazilian GAAP permits appraisal write-ups on fixed assets under certain circumstances; US-GAAP requires fixed assets to be carried at fully indexed historical cost less accumulated depreciation and amortization.
  Accordingly, the portion of depreciation and amortization expense related to such write-ups must be adjusted in calculating US GAAP income.

  During the year ended December 31, 1996, Embratel wrote-off the appraisal write-ups on fixed assets against the revaluation reserve and the related deferred taxes.

c. Reversal of proposed dividends and interest on capital

  Under Brazilian GAAP, proposed dividends and proposed interest on capital, net of income taxes are accrued for in the consolidated financial statements in anticipation of their approval at the shareholders' meeting. Under US GAAP, dividends are not accrued until they are formally declared.

d. Assets presented at net realizable value

  Non interest bearing investments with fixed maturities are not discounted to their present value under Brazilian GAAP. Such discounting is required under US GAAP to eliminate the effects of implicit interest rates.

e. Pension and other post-retirement benefits

  Embratel provides for the costs of pensions and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by Telos' actuaries and certified by independent actuaries. For purposes of the US GAAP reconciliations, the provisions of SFAS 87-- Employers' accounting for pensions--and SFAS 106--Employers' accounting for post retirement benefits other than pensions have been applied. The provisions of SFAS 87 were applied with effect from January 1, 1991 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$73,743 of the transition liability was transferred directly to shareholders' equity at the implementation date.

f. Items posted directly to shareholders' equity accounts

  Under Brazilian GAAP various items are posted directly to shareholders' equity accounts, which under US GAAP would be posted to the income statement. Examples include capitalized interest, the effects of adjustments to tax rates and fiscal incentive investment credits received. The posting of such items to shareholders' equity in the subsidiary companies gives rise to consolidation adjustments in the consolidated statements of changes in shareholders' equity. Since the original postings by the subsidiaries to their equity accounts would, under US GAAP, be made directly to the income statement, these consolidation adjustments must be included in the reconciliation of net income in accordance with US GAAP. The effects of changes in income tax rates posted directly to shareholders' equity accounts arises from applying increases or decreases in tax rates to the deferred tax liability relating to the special reserve described in
  Note 22.

g. Earnings per share

  Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Since the Capital structure of the new Holding Company was not in place at December 31, 1997, earnings per share is not presented under Brazilian GAAP.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share ("ADS") is equivalent to one thousand shares.

  As discussed in Note 1, the Company was not formed until subsequent to December 31, 1997. For US GAAP purposes, the equity structure utilized for earnings per share computations is that of the new entity formed in May 1998. The New Holding Company's equity structure has been used for all years presented. At the date of formation, the Company had 124,351,903 thousand common shares (net of 17,128 thousand common shares in treasury) and 196,311,647 thousand preferred shares outstanding (exclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras).

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". This statement is effective for 1997, and provides computation, presentation and disclosure requirements for US GAAP basic and diluted earnings per share.

  Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic earnings per share has been calculated using the "two-class" method for US GAAP purposes. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

  Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends up to a minimum of 6% of adjusted net income (as defined in the Company's by-laws) (distributable net income) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting preferred stock dividends and common stock dividends from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Common stock dividends are calculated as up to 25% of adjusted net income or an amount equal to the preferred stock dividend, whichever is less.

  The Company's preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. The preferred shareholders were entitled to a non-cumulative dividend of R$0.27, R$0.73 and R$0.50 per preferred share on 1995, 1996 and 1997 net income from continuing operations, respectively. The preferred shareholders would share equally in the undistributed earnings of the Company in the amount of R$0.19, R$0.37 and R$0.91 per preferred share on 1995, 1996 and 1997 net income from continuing operations, respectively.

  The weighted-average number of common and preferred shares used in computing basic earnings per share for 1997 was 124,351,903 thousand and 196,311,647 thousand, respectively. There were no common stock equivalents outstanding under the new capital structure; accordingly diluted earnings per share is not presented.

  In April 1998, resolution was reached on the disputed capital increase of 1990 (see Note 28a). In connection with the resolution, the Company issued 13,718,350 thousand shares of preferred stock. For Brazilian GAAP and US GAAP, such shares are considered outstanding when issued.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

h. Impairment of long-lived assets

  For US GAAP, effective January 1, 1996 the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

  Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment.

  The following are the components of the US GAAP impairment charge in 1996 and 1997:

                                                                1996    1997
                                                               ------- -------
      Telex equipment......................................... 154,558     --
      Transdata equipment.....................................     --   98,686
      BRUS analog cable.......................................  20,623     --
      Atlantis 1 analog cable.................................     --   44,369
      Other, mainly analog switching and transmission
       equipment..............................................  48,168  30,057
                                                               ------- -------
                                                               223,349 173,112
                                                               ======= =======

  A reduction in demand for telex services, followed at the end of 1996 by a steep increase in the charge from the local fixed-line companies for the special dedicated lines required by Embratel for the performance of this service resulted in the 1996 US GAAP impairment charge. A review of future expected cash flows following this cost increase resulted in the need for an impairment charge for US GAAP purposes equal to the residual value of the equipment. Introduction of more modern switching equipment lead to the impairment charge for older analog switching equipment. For Brazilian GAAP purposes the equipment was written off in 1997 when the equipment upgrade/replacement was approved by the Company.

  Under US GAAP, impairment charges would be included as a charge in arriving at operating income.

i. Disclosure requirements

  US GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these financial statements, the level of disclosure has been expanded to comply with US GAAP.

j. Income taxes

  Embratel fully accrues for deferred income taxes on temporary differences between tax and accounting basis. The existing policies for providing for deferred taxes are substantially in accordance with SFAS 109--Accounting for income taxes, except in connection with the deferred income tax effects of indexation adjustments in 1996 and 1997 (see note 2(a)(iii)). Under US GAAP the deferred tax effects of the 1996 and 1997 indexation for financial reporting purposes would be charged to income and social contribution taxes in the statement of income. For purposes of cash flow statement presentation, under US GAAP, the change in deferred income taxes would be presented as a non cash item within operating activities.

k. Interest income (expense)

  Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest income (expense) would be shown after operating income.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

l. Employees' profit share

  Brazilian GAAP requires employees' profit share to be shown as an appropriation of net income for the year. Under US GAAP employee profit sharing would be included as an expense in arriving at operating income.

m. Permanent assets

  Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be non current assets.

  Losses on disposals of permanent assets were R$154,383, R$103,902 and R$275,799 in 1995, 1996 and 1997, respectively. Such losses were included in non-operating expenses for Brazilian GAAP. Under US GAAP, such losses including physical inventory adjustments would have reduced operating income (see notes 7 and 15(e)).
n. Price-level adjustments and the US GAAP presentation


  The effects of price-level adjustments have not been eliminated in the reconciliation to US GAAP nor has Embratel reflected monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effect of price level changes in the Brazilian economy. As such, it is considered a more meaningful presentation than historical cost-based reporting for both Brazilian and US accounting purposes.

o. Deferred taxes

  The deferred tax adjustments represent the tax effects of taxable US GAAP pre-tax adjustments and include the negative effect of R$46,455 in 1996 and R$0 in 1997 arising from enacted changes in the income tax rates. Additionally, for US GAAP deferred tax assets and liabilities are classified as current or non-current based on the classification of the asset or liability attributing to the temporary difference.

p. COFINS tax accrual

  In 1995 Embratel recognized a gain of R$42,900 in relation to the potential offset of overpaid FINSOCIAL taxes against its COFINS liabilities (see Note
  20). Under US GAAP, this gain does not meet the SFAS 5 "Accounting for Contingencies" criteria for recognition and accordingly it has been eliminated in the determination of US GAAP income. In 1997 Embratel agreed to settle a dispute with the tax authorities in relation to their allegation that the offset was improper and this agreement gave rise to an additional charge for COFINS of R$58,904, which included the reversal of the R$42,900 gain from 1995. Accordingly, in the determination of US GAAP income for 1997 the R$42,900 adjustment has been eliminated.

q. Discontinued operations of Telebras

  Under Brazilian law, Embratel is not the legal successor to Telebras. Accordingly, under Brazilian GAAP, the Company has only presented the net assets, results of operations and cash flows of Embratel. Under Brazilian GAAP, the net assets, results of operations and cash flows of Telebras have not been presented.

  Under US GAAP, the Company and management of Telebras concluded that, due to Embratel's position as the only long-distance carrier providing services to all other Telebras subsidiaries, the significance of its revenues and net assets, its low minority ownership and the lack of material effect of the spin-off on Embratel, it is the appropriate entity to be considered as the continuing entity within the Telebras group for US financial reporting purposes. As a result, all operations of Telebras and its subsidiaries, except for Embratel, are considered to be discontinued operations for US reporting requirements.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  The following schedules present, in a US GAAP reporting format, the Brazilian GAAP condensed financial position, results of operations and cash flows of Embratel as the continuing entity with all other Telebras group operations presented as discontinued operations:

               CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION

                                                               December 31,
                                                           ---------------------
                                                              1996       1997
                                                               R$         R$
                                                           ---------- ----------
                                                             (In thousands of
                                                            constant Brazilian
                                                           Reais--R$ of December
                                                                 31, 1997)
Current assets............................................  1,381,916  1,553,772
Noncurrent assets.........................................     57,021     47,798
Permanent assets..........................................  6,370,946  6,397,364
Net assets of discontinued operations..................... 25,575,173 28,119,430
                                                           ---------- ----------
Total assets.............................................. 33,385,056 36,118,364
                                                           ========== ==========
Current liabilities.......................................  1,037,903  1,076,037
Noncurrent liabilities....................................    818,377    940,062
Minority interests........................................     74,420     74,791
                                                           ---------- ----------
Shareholders' equity
  Capital and reserves.................................... 26,334,000 28,267,000
  Retained earnings.......................................  5,120,356  5,760,474
                                                           ---------- ----------
  Total shareholders' equity (1) and (2).................. 31,454,356 34,027,474
                                                           ---------- ----------
Total liabilities and shareholders' equity................ 33,385,056 36,118,364
                                                           ========== ==========

--------
(1) As a result of the spin-off in 1998, shareholders' equity will be reduced by an amount equal to the net assets of discontinued operations.
(2) The presentation of "Shareholders' equity" is consistent with the presentation of the published consolidated financial statements of Telebras, from which the accompanying financial information was extracted, except for an additional provision for doubtful accounts of R$110,692 in 1997, additional provisions for the Telepar supplementary pension plan of R$11,077 in 1997, additional depreciation in Embratel of R$34,529 in 1997, the write-off of the BRUS submarine cable with a book value of R$20,623 in 1996 rather than 1997, the write-off of the Atlantis I submarine cable with a book value of R$44,369 in 1997 rather than 1998, provision for impairment of the Transdata equipment with a book value of R$98,686 in 1997 and the resulting offsetting effect of deferred income taxes and minority interests of R$8,728 and R$106,827 in 1996 and 1997. The additional provisions resulted from a reevaluation of the Company's probable losses in relation to trade accounts receivable at December 31, 1997 and from a subsequent pension amendment provided to the Company by its actuary to update information previously submitted to the Company. These additional provisions are being reflected in the 1997 financial statements of the Telebras subsidiaries because the adjustments represent the correction of previously reported amounts. The additional depreciation charge in 1997, the write-off of the Transdata equipment and the submarine cables, and R$11,500 of the additional provision for doubtful accounts were the correction of previously reported amounts relating to Embratel.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant brazilian reais of December 31,
                                     1997)
              CONDENSED CONSOLIDATED INCOME STATEMENT INFORMATION

                                               Years ended December 31,
                                           ----------------------------------
                                              1995        1996        1997
                                               R$          R$          R$
                                           ----------  ----------  ----------
                                              (In thousands of constant
                                                Brazilian Reais--R$ of
                                                  December 31, 1997)
Net operating revenue from
 telecommunications services..............  1,721,196   2,087,630   2,212,956
Cost of services.......................... (1,142,720) (1,145,613) (1,097,563)
                                           ----------  ----------  ----------
Gross profit..............................    578,476     942,017   1,115,393
Operating expenses:
  Selling expense.........................   (147,556)   (160,243)   (230,808)
  General and administrative expense......   (245,372)   (237,216)   (213,617)
  Other net operating income..............     36,400     (47,812)    (84,621)
                                           ----------  ----------  ----------
Operating income from continuing
 operations before interest...............    221,948     496,746     586,347
Interest income...........................     54,992      86,622      97,809
Interest expense..........................        --      (30,723)    (40,110)
                                           ----------  ----------  ----------
Operating income from continuing
 operations...............................    276,940     552,645     644,046
Write-off of property and equipment from
 physical inventory.......................    (94,298)        --          --
Net nonoperating expense..................    (53,221)    (95,962)   (284,179)
                                           ----------  ----------  ----------
Income before taxes and other charges.....    129,421     456,683     359,867
Income and social contribution taxes......     54,661     (13,861)     52,018
                                           ----------  ----------  ----------
Income from continuing operations before
 employees' profit share..................    184,082     442,822     411,885
Employees' profit share...................    (21,766)    (22,642)    (30,622)
                                           ----------  ----------  ----------
Income from continuing operations before
 minority interests.......................    162,316     420,180     381,263
Income attributable to minority
 interests................................     (2,041)     (5,253)     (4,766)
                                           ----------  ----------  ----------
Net income from continuing operations.....    160,275     414,927     376,497
Income attributable to discontinued
 operations...............................    792,725   2,529,428   3,062,600
                                           ----------  ----------  ----------
Net income (1)............................    953,000   2,944,355   3,439,097
                                           ==========  ==========  ==========

--------
(1) The presentation of "Net income" is consistent with the presentation of the published consolidated financial statements of Telebras, from which the accompanying financial information was extracted, except for an additional provision for doubtful accounts of R$110,692 in 1997, additional provisions for the Telepar supplementary pension plan of R$11,077 in 1997, additional depreciation in Embratel of R$34,529 in 1997, the write-off of the BRUS submarine cable with a book value of R$20,623 in 1996 rather than 1997, the write-off of the Atlantis I submarine cable with a book value of R$44,369 in 1997 rather than 1998, provision for impairment of the Transdata equipment with a book value of R$98,686 in 1997 and the resulting offsetting effect of deferred income taxes and minority interests of R$8,728 and R$106,827 in 1996 and 1997. The additional provisions resulted from a reevaluation of the Company's probable losses in relation to trade accounts receivable at December 31, 1997 and from a subsequent pension amendment provided to the Company by its actuary to update information previously submitted to the Company. These additional provisions are being reflected in the 1997 financial statements of the Telebras subsidiaries because the adjustments represent the correction of previously reported amounts. The additional depreciation charge in 1997, the write-off of the Transdata equipment and the submarine cables, and R$11,500 of the additional provision for doubtful accounts were the correction of previously reported amounts relating to Embratel.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
                 CONDENSED CONSOLIDATED CASH FLOW INFORMATION

                                                 Years ended December 31,
                                             ----------------------------------
                                                1995        1996        1997
                                                 R$          R$          R$
                                             ----------  ----------  ----------
                                                (In thousands of constant
                                                  Brazilian Reais--R$ of
                                                    December 31, 1997)
Cash provided by operations:
 Income from continuing operations.........     160,275     414,927     376,497
 Adjustments to reconcile net income from
  continuing operations to cash provided by
  continuing operating activities..........     777,986     963,372     835,215
                                             ----------  ----------  ----------
Net cash provided by continuing
 operations................................     938,261   1,378,299   1,211,712
Net cash provided by discontinued
 operations................................   4,151,739   5,692,701   6,996,288
                                             ----------  ----------  ----------
Net cash provided by operations--Telebras..   5,090,000   7,071,000   8,208,000
                                             ----------  ----------  ----------
Net cash flow from investing activities--
 continuing operations.....................    (726,229)   (947,386)   (909,342)
Net cash flow from investing activities--
 discontinued operations...................  (4,311,771) (5,569,614) (6,811,658)
                                             ----------  ----------  ----------
Net cash flow from investing activities--
 Telebras..................................  (5,038,000) (6,517,000) (7,721,000)
                                             ----------  ----------  ----------
Net cash flow from financing activities--
 continuing operations.....................    (158,763)    (24,020)   (252,900)
Net cash flow from financing activities--
 discontinued operations...................     404,763   2,297,020     128,900
                                             ----------  ----------  ----------
Net cash flow from financing activities--
 Telebras..................................     246,000   2,273,000    (124,000)
                                             ----------  ----------  ----------
Net cash flows--Telebras...................     298,000   2,827,000     363,000
Less: Net cash flows from discontinued
 operations................................    (244,731) (2,420,107)   (313,530)
                                             ----------  ----------  ----------
Increase in cash and cash equivalents from
 continuing operations.....................      53,269     406,893      49,470
Cash and cash equivalents at beginning of
 year......................................     245,104     298,373     705,266
                                             ----------  ----------  ----------
Cash and cash equivalents at end of year...     298,373     705,266     754,736
                                             ==========  ==========  ==========

  The principal elements of the discontinued operations, in accordance with Brazilian GAAP, are presented below:

                                                 1995       1996       1997
                                               --------- ---------- ----------
Net operating revenues........................ 8,417,804 11,675,370 13,982,044
Net income....................................   792,725  2,529,428  3,062,600
Current assets................................       --   5,608,084  6,374,321
Property, plant and equipment.................       --  34,644,414 38,106,208
Total assets..................................       --  40,685,494 45,081,575
Current liabilities...........................       --   4,412,291  4,430,040
Total liabilities (including funds for
 capitalization)..............................       --  10,153,914  9,150,978
Minority interests............................       --   4,956,407  7,811,167
Net assets of discontinued operations.........       --  25,575,173 28,119,430

r. Loans and Financing

  For US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as current obligations unless creditors had provided the Company waivers for such defaults. For Brazilian GAAP, loans and financing balances in technical default are not

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
  always classified as current liabilities. A substantial portion (R$462,161) of the Company's outstanding debt at December 31, 1997 is currently in default as a result of the privatization and accordingly, for US GAAP, would be classified as current liabilities.

s. Retained earnings

  For Brazilian GAAP, a company formed as a result of a cisao may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the cisao allocates retained earnings from the parent company to the new company. Under US GAAP, "retained earnings" allocated in the cisao would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as "distributable capital." As a result of the May 22, 1998 spin off, the Company will have US GAAP distributable capital of R$1,467,977.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  The following reconciliations have been segregated between continuing and discontinued operations to disclose the discontinued operation with more prominence.

  Net income reconciliation of the differences between US and Brazilian GAAP

                                                  1995      1996       1997
                                                --------  ---------  ---------
   Income as reported.........................   160,275    414,927    376,497
   Add (deduct):
     Different criteria for:
       Capitalized interest...................   (33,940)   (18,378)    17,881
       Amortization of capitalized interest...    48,129    (20,969)    20,115
     Impairment of long lived assets:
       SFAS 121 impairment adjustment.........       --    (119,447)   119,447
     Pension and other post retirement
      benefits:
       SFAS 87 adjustment.....................   (69,080)   (56,154)   (24,233)
       SFAS 106 adjustment....................   (13,372)   (13,897)   (14,458)
     Reversal of COFINS tax credit............   (42,900)       --      42,900
     Items posted directly to shareholders'
      equity accounts:
       Deferred tax effect of the non
        deductibility of the indexation
        increments to shareholders' equity ...       --    (163,203)  (138,120)
       Effects of changes in income tax
        rates.................................    64,574     83,081      2,917
       Fiscal incentive investments...........    13,508         47        904
       Interest on construction in progress...   122,840    142,823    102,160
     Reversal of depreciation of asset
      revaluation.............................    37,000        --         --
     Deferred tax effect of the above
      adjustments.............................  (139,119)   101,299    (53,346)
     Effect of minority interest in the above
      adjustments.............................       314        810     (1,114)
                                                --------  ---------  ---------
   US GAAP income from continuing operations..   148,229    350,939    451,550
                                                ========  =========  =========
                                                  1995      1996       1997
                                                --------  ---------  ---------
   Income from discontinued operations
    (Telebras and all subsidiaries except
    Embratel).................................   792,725  2,529,428  3,062,600
   Add (deduct):
     Different criteria for:
       Capitalized interest...................  (186,060)  (472,622)  (512,979)
       Amortization of capitalized interest...   165,871    237,969    246,983
       Amortization of contribution to plant
        expansion.............................    56,000     96,000    121,000
     Donations and subsidies for investment...       --         --     (97,000)
     Assets presented at net realizable value:
       Investments discounted to present
        value.................................    60,000     14,000     10,000
       Compulsory loans.......................    17,000        --         --
       Fiscal incentive investments...........   106,000        --         --
     Pension and other post retirement
      benefits:
       SFAS 87 adjustment.....................  (223,920)  (225,846)  (191,767)
       SFAS 106 adjustment....................   (67,628)  (121,103)  (134,542)
     Reversal of COFINS tax credit............   (77,647)    (6,194)       --
     Items posted directly to shareholder's
      equity accounts:
       Fiscal incentive investments...........   (13,508)       (47)    16,096
       Interest on construction in progress...   242,160    460,177    434,840
       Effects of changes in income tax
        rates.................................   150,426    (40,081)    (2,917)
       Other consolidation adjustments........    73,000     40,000     84,000
       Deferred tax on full indexation........       --    (708,797)  (651,880)
     Deferred tax effects of above
      adjustments.............................  (349,100)   227,940    447,984
     Effect of minority interest on the above
      adjustments.............................   (28,516)   (54,395)   295,523
                                                --------  ---------  ---------
   US GAAP income from discontinued
    operations................................   716,803  1,976,429  3,127,941
                                                ========  =========  =========

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

                                                  1995      1996       1997
                                                --------  ---------  ---------
   Total net income (Telebras--consolidated)..   953,000  2,944,355  3,439,097
   Add (deduct):
     Different criteria for:
       Capitalized interest...................  (220,000)  (491,000)  (495,098)
       Amortization of capitalized interest...   214,000    217,000    267,098
       Amortization of contribution to plant
        expansion.............................    56,000     96,000    121,000
     Reversal of fixed assets revaluation.....    37,000        --         --
     Donations and subsidies for investment...       --         --     (97,000)
     Assets presented at net realizable value:
       Investments discounted to present
        value.................................    60,000     14,000     10,000
       Compulsory loans.......................    17,000        --         --
       Fiscal incentive investments...........   106,000        --         --
       SFAS 121 adjustment....................       --    (119,447)   119,447
     Pension and other post retirement
      benefits:
       SFAS 87 adjustment.....................  (293,000)  (282,000)  (216,000)
       SFAS 106 adjustment....................   (81,000)  (135,000)  (149,000)
     Reversal of COFINS tax credit............  (120,547)    (6,194)    42,900
     Items posted directly to shareholder's
      equity accounts:
       Fiscal incentive investments...........       --         --      17,000
       Interest on construction in progress...   365,000    603,000    537,000
       Effects of changes in income tax
        rates.................................   215,000     43,000        --
       Other consolidation adjustments........    73,000     40,000     84,000
       Deferred tax on full indexation........       --    (872,000)  (790,000)
     Deferred tax effects of above
      adjustments.............................  (488,219)   329,239    394,638
     Effect of minority interest on the above
      adjustments.............................   (28,202)   (53,585)   294,409
                                                --------  ---------  ---------
   US GAAP total net income(1)................   865,032  2,327,368  3,579,491
                                                ========  =========  =========

--------
(1) The presentation of the U.S. GAAP adjustments to the total net income of the Company, including discontinued operations, is consistent with the presentation in the published consolidated financial statements of Telebras except for (1) reversal of COFINS tax credits of R$120,547 and R$6,194 recorded in 1995 and 1996 under Brazilian GAAP relating to a tax dispute which for U.S. GAAP purposes do not meet the SFAS 5 criteria for gain recognition and (2) reversal in 1997 of the R$42,900 COFINS gain recognition adjustment in respect of the continuing operations of the Company when Embratel again recognized a liability for COFINS (see Note
    20).

  Net income per thousand shares in accordance with US GAAP

                                              1995        1996        1997
                                           ----------- ----------- -----------
   Basic:
   Common shares:
     Continuing operations................         .46        1.10        1.41
     Discontinued operations..............        2.24        6.16        9.75
                                           ----------- ----------- -----------
     Total................................        2.70        7.26       11.16
                                           =========== =========== ===========
   Weighted average (thousand) common
    shares outstanding.................... 124,351,903 124,351,903 124,351,903
   Preferred shares:
     Continuing operations................         .46        1.10        1.41
     Discontinued operations..............        2.24        6.16        9.75
                                           ----------- ----------- -----------
     Total................................        2.70        7.26       11.16
                                           =========== =========== ===========
   Weighted average (thousand) preferred
    shares outstanding.................... 196,311,647 196,311,647 196,311,647

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

Net equity reconciliation of the differences between US and Brazilian GAAP

                                                          1996        1997
                                                       ----------  ----------
   Total shareholders' equity as reported.............  5,879,183   5,908,044
   Add (deduct):
     Different criteria for:
       Capitalized interest...........................   (943,276)   (925,395)
       Amortization of capitalized interest...........    412,587     432,702
     Reversal of proposed dividends and net interest
      on capital......................................    234,228     296,081
     Reversal of dividend distribution tax............        --       23,810
     Impairment of long-lived assets:
       SFAS 121 adjustment............................   (119,447)        --
     Pension and other post retirement benefits:
       SFAS 87 adjustment.............................   (483,705)   (507,938)
       SFAS 106 adjustment............................   (151,557)   (166,015)
     Reversal of COFINS tax credit....................    (42,900)        --
     Deferred tax effects of the above adjustments....    438,338     384,993
     Effect of minority interest on the above
      adjustments.....................................      8,358       5,772
                                                       ----------  ----------
                                                        5,231,809   5,452,054
   US GAAP net assets of discontinued operations...... 25,064,131  26,591,377
                                                       ----------  ----------
   US GAAP shareholders equity (Telebras--
    consolidated)(1).................................. 30,295,940  32,043,431
                                                       ==========  ==========

--------
(1) The presentation of the U.S. GAAP adjustments to the total net equity of the Company, including discontinued operations, is consistent with the presentation in the published consolidated financial statements of Telebras except for (1) reversal of COFINS tax credits totalling R$ 137,819 recorded in 1994, 1995 and 1996 under Brazilian GAAP relating to a tax dispute which for U.S. GAAP purposes do not meet the SFAS 5 criteria for gain recognition and (2) reversal in 1997 of the R$42,900 COFINS gain recognition adjustment in respect of the continuing operations of the Company when Embratel again recognized a liability for COFINS (see Note
    20).

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  Upon consummation of the spin-off in 1998, US GAAP shareholders equity will be reduced by the net book value of the net assets of discontinued operations (R$26,591,377 as of December 31, 1997).

                                                1995       1996        1997
                                               -------  ----------  ----------
US GAAP Supplementary information (Continuing
 Operations):
The reconciliation of operating income under
 Brazilian GAAP to operating income under US
 GAAP is as follows:
Brazilian GAAP operating income..............  276,940     552,645     644,046
Exclusion from US GAAP operating income:
  Net interest income........................  (54,992)    (55,899)    (57,699)
Inclusion in US GAAP operating income:
  Employee profit share......................  (21,766)    (22,642)    (30,622)
  Write off of property and equipment from
   physical inventory........................  (94,298)    (13,386)    (17,246)
  Losses on permanent asset write offs.......  (60,085)    (90,516)   (258,553)
US GAAP adjustments:
  SFAS 121 impairment adjustment.............      --     (119,447)    119,447
  SFAS 87 pension adjustment.................  (69,080)    (56,154)    (24,233)
  SFAS 106 other post-retirement benefits
   adjustment                                  (13,372)    (13,897)    (14,458)
  Reversal of depreciation of asset
   revaluation...............................   37,000         --          --
                                               -------  ----------  ----------
US GAAP operating income from continuing
 operations..................................  $   347     180,704     360,682
                                               =======  ==========  ==========
Total assets ................................            7,570,111   7,891,234
                                                        ==========  ==========
Property, plant and equipment................            9,407,807   9,509,030
Accumulated depreciation.....................           (3,758,603) (3,675,511)
                                                        ----------  ----------
Net property, plant and equipment............            5,649,204   5,833,519
                                                        ==========  ==========

  The deferred tax effect of the US GAAP adjustments relating to continuing operations noted above of R$438,388 in 1996 and R$384,993 in 1997 would principally be classified as non-current on the balance sheet.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

Statements of changes in total shareholders' equity (Telebras--consolidated) in accordance with US GAAP

                  Years ended December 31, 1995, 1996 and 1997

                                              Capital
                                                and       Retained
                                              reserves    earnings     Total
                                             ----------  ----------  ----------
Balances at December 31, 1994..............  22,722,000   2,397,540  25,119,540
Capital increase:
 Other funds...............................      25,000         --       25,000
Expansion plan contributions:
 Received..................................   1,192,000         --    1,192,000
 Deferred credits..........................    (501,000)        --     (501,000)
Reversal of reserves.......................    (250,000)    250,000         --
Purchase of treasury shares................      (1,000)        --       (1,000)
Net income.................................         --      865,032     865,032
Transfers to reserves......................   1,001,000  (1,001,000)        --
Dividends paid.............................         --     (109,000)   (109,000)
                                             ----------  ----------  ----------
Balances at December 31, 1995..............  24,188,000   2,402,572  26,590,572
Expansion plan contributions:
 Received..................................   2,074,000         --    2,074,000
 Deferred credits..........................    (301,000)        --     (301,000)
Reversal of reserves.......................    (243,000)    243,000         --
Sale of treasury shares....................       1,000         --        1,000
Net income.................................         --    2,327,368   2,327,368
Transfers to reserves......................   1,134,000  (1,134,000)        --
Dividends paid.............................         --     (396,000)   (396,000)
                                             ----------  ----------  ----------
Balances at December 31, 1996..............  26,853,000   3,442,940  30,295,940
Expansion plan contributions
 Received..................................   1,188,000         --    1,188,000
 Transferred to minority shareholders......  (2,373,000)        --   (2,373,000)
Reversal of reserves.......................     (82,000)     82,000         --
Sale of treasury shares....................       1,000         --        1,000
Net income.................................         --    3,579,491   3,579,491
Transfers to reserves......................   1,997,000  (1,997,000)        --
Dividends paid.............................         --     (648,000)   (648,000)
                                             ----------  ----------  ----------
Balances at December 31, 1997..............  27,584,000   4,459,431  32,043,431
                                             ==========  ==========  ==========

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

30. Additional disclosures required by US GAAP

a. Pension and Post-retirement benefits

  If Embratel had reported its net pension cost, net periodic post retirement benefit cost, the funded status of its pension and other post retirement benefits plans in accordance with accounting principles and actuarial assumptions generally accepted in the United States of America, the disclosures required would have been as follows:

 Pension benefits

                                                           1996       1997
                                                         ---------  ---------
   Components of net pension cost:
     Service cost-benefits earned during the period.....    62,362     59,257
     Interest on projected benefit obligation...........    73,554     75,354
     Actual return on plan assets.......................   (54,056)   (46,507)
     Unrecognized net (gain) loss.......................    25,066    (12,840)
     Unrecognized net liability at transition...........    34,599     34,599
                                                         ---------  ---------
     Total pension cost.................................   141,525    109,863
     Less: employee contributions.......................   (30,831)   (30,853)
                                                         ---------  ---------
     Net pension cost...................................   110,694     79,010
                                                         =========  =========
   Funded status:
     Accumulated benefit obligation:
       Vested...........................................   484,226    512,793
       Non vested.......................................   557,286    590,164
                                                         ---------  ---------
       Total............................................ 1,041,512  1,102,957
                                                         =========  =========
     Projected benefit obligation....................... 1,274,997  1,371,407
     Fair value of plan assets..........................  (557,790)  (651,843)
                                                         ---------  ---------
     Projected obligation in excess of plan assets......   717,207    719,564
     Unrecognized net gain..............................   154,694    141,971
     Unrecognized net liability at transition...........  (388,196)  (353,597)
                                                         ---------  ---------
     Accrual required at December 31 under US GAAP......   483,705    507,938
                                                         =========  =========
   The actuarial assumptions used were as follows:
     Discount rate for determining projected benefit
      obligations.......................................      6.00%      6.00%
     Rate of increase in compensation levels............      3.25%      3.25%
     Expected long-term rate of return on plan assets...      6.00%      6.00%

  The above are real rates over inflation as measured by the Fiscal Reference Unit (UFIR) through December 31, 1995 and the IGP-M subsequently.

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)

  Amortization of the unrecognized liability at transition: 17.22 years commencing on January 1, 1991.

Other post-retirement benefits

                                                              1996     1997
                                                             -------  -------
   Components of net periodic post-retirement benefit cost:
     Service cost-benefits earned during the period.........   9,001    9,023
     Interest on projected benefit obligation...............  12,372   13,349
     Actual return on plan assets...........................  (4,795)  (2,997)
     Amortization of:
       Unrecognized net gain................................   5,008    1,994
                                                             -------  -------
     Net post-retirement benefit cost.......................  21,586   21,369
                                                             =======  =======
   Funded status:
     Accumulated post-retirement benefit obligations:
       Retirees and dependents..............................  55,062   54,976
       Fully eligible active plan participants..............  28,311   30,010
       Other active plan participants....................... 131,233  148,670
                                                             -------  -------
                                                             214,606  233,656
     Fair value of plan assets.............................. (27,875) (34,461)
                                                             -------  -------
     Obligation in excess of plan assets.................... 186,731  199,195
     Unrecognized net gain.................................. (35,174) (33,180)
                                                             -------  -------
     Accrual required at December 31 under US GAAP.......... 151,557  166,015
                                                             =======  =======

  There was no unrecognized liability at transition.

  Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 to 2.00% in 2047. The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefit obligation at December 31, 1997 by R$50,361 and the aggregate of service and interest cost components by R$5,826. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension calculations.

  The funded status of the pension and post retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.

  The net assets of the plans differ under Brazilian and US GAAP principally due to the accrual of income tax contingencies of the pension fund for US GAAP purposes in the amount of R$90,691 and R$106,205 in 1996 and 1997, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP two methods of accounting for the income tax contingency are currently permitted. The tax is either deducted from plan assets for the purposes of determining the funded status of the plan or it is not deducted, but is disclosed in a note as being a contingency. Management of the pension fund have determined that the Brazilian GAAP financial statements of the fund be prepared on the basis that the legal arguments against assessment of the tax on the investment gains are sufficiently strong as to avoid the need for the potential liability to be recognized. However, for US GAAP purposes, management of the Company believe that the assessment of this potential

                          EMBRATEL PARTICIPACOES S.A.
                            (See Notes 1, 2 and 28)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued) (Amounts expressed in thousands of constant Brazilian reais of December 31,
                                     1997)
  income tax liability is probable. Accordingly, in determining the funded status for US GAAP purposes, the potential income tax liability (calculated in accordance with SFAS 109) has been deducted from the fair value of the plan assets.

b. Concentrations of risks

  Embratel is prohibited from investing its surplus cash balances in financial instruments other than government securities controlled by the Central Bank of Brazil or the Federally owned bank, Banco do Brasil S.A.

  Embratel's main customers are the related party telephone operating companies. During the years covered by the accompanying consolidated financial statements there were 27 such operating companies, with each usually covering a single Brazilian state. This resulted in Embratel's credit risk with respect to customer accounts being diversified. Of the operating companies only Telecomunicacoes de Sao Paulo S.A.--TELESP accounted for more than 10% of Embratel's revenues during the year ended December 31, 1997.

  In conducting its business Embratel is fully dependent on its long-distance and international telecommunications concession granted by the federal government of Brazil.

  Approximately 97% of Embratel's employees are members of state labor unions, with whom it enters new collective agreements every year. The collective agreements currently in force expire on November 30, 1998.

  There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact Embratel operations.

c. New accounting pronouncements

  SFAS No. 130, "Reporting Comprehensive Income"

  SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"

  SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of: information concerning revenues derived from the enterprise's products or services; countries in which it earns revenues or holds assets, and major customers.

  SFAS No. 132, "Employers' disclosures about pensions and other postretirement benefits"

  SFAS No. 132 revises and standardizes employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans.

  The Company will comply with the requirements of SFAS No. 130, 131 and 132 in 1998.

                        EMBRATEL PARTICIPACOES S.A.

                            (See Notes 1 and 2)

           UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

           For the Nine Months Ended September 30, 1997 and 1998

                                 CONTENTS

Unaudited Consolidated Condensed Balance Sheets as of
 December 31, 1997 and September 30, 1998...................              F-50
Unaudited Consolidated Condensed Statements of Operations
 for the Nine Months
 Ended September 30, 1997 and 1998..........................              F-51
Unaudited Consolidated Condensed Statements of Cash Flows
 for the Nine Months
 Ended September 30, 1997 and 1998..........................              F-52
Notes to the Unaudited Consolidated Condensed Financial
 Statements................................................. F-53 through F-70

                        EMBRATEL PARTICIPACOES S.A.

                            (See Notes 1 and 2)

              UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

                 December 31, 1997 and September 30, 1998

             (In thousands of constant Brazilian Reais--R$ of

 December 31, 1997 and thousands of Brazilian Reais--R$ of September 30, 1998)

                                          December 31, 1997 September 30, 1998
                                     Note        R$                 R$
                                     ---- ----------------- ------------------
Current assets:
 Cash and cash equivalents:
  Deposits with Banco do Brasil ....            694,699           735,575
  Other cash and cash equivalents
   .................................             60,037            18,368
 Accounts receivable, net...........   8        457,775           646,908
 Deferred and recoverable taxes ....   9        249,261           304,257
 Other assets.......................             92,000           146,852
                                              ---------         ---------
   Total current assets.............          1,553,772         1,851,960
                                              ---------         ---------
Noncurrent assets:
 Other assets ......................             47,798           157,612
                                              ---------         ---------
Permanent assets:
 Investments .......................             71,156            98,422
 Property, plant and equipment, net
  ..................................  10      6,326,208         6,512,796
                                              ---------         ---------
   Total permanent assets...........          6,397,364         6,611,218
                                              ---------         ---------
Total assets........................          7,998,934         8,620,790
                                              =========         =========
Current liabilities:
 Payroll and related accruals ......            113,574           156,308
 Accounts payable and accrued ex-
  penses ...........................            430,158           566,263
 Taxes other than income taxes .....             44,864           204,236
 Proposed dividends.................            296,081                --
 Income taxes ......................   6         22,577            34,413
 Loans and financing ...............            108,406           136,475
 Provisions for contingencies ......  12         11,019            17,090
 Other liabilities..................             49,358           210,913
                                              ---------         ---------
   Total current liabilities .......          1,076,037         1,325,698
                                              ---------         ---------
Noncurrent liabilities:
 Income taxes ......................   6        314,786           265,653
 Loans and financing ...............            471,468           500,680
 Deferred income ...................             97,211           110,526
 Other liabilities .................             56,597           417,262
                                              ---------         ---------
   Total noncurrent liabilities ....            940,062         1,294,121
                                              ---------         ---------
Minority interests .................             74,791            75,013
                                              ---------         ---------
Shareholders' equity:
 Capital and reserves ..............          4,229,635         4,291,496
 Retained earnings .................          1,678,409         1,634,462
                                              ---------         ---------
   Total shareholders' equity ......          5,908,044         5,925,958
                                              ---------         ---------
Total liabilities and shareholders'
 equity ............................          7,998,934         8,620,790
                                              =========         =========

 See the accompanying notes to these unaudited consolidated condensed financial statements.

                        EMBRATEL PARTICIPACOES S.A.

                            (See Notes 1 and 2)

         UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

               Nine Months ended September 30, 1997 and 1998

             (In thousands of constant Brazilian Reais--R$ of

 December 31, 1997 and thousands of Brazilian Reais--R$ of September 30, 1998)

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1997         1998
                                                 Note     R$           R$
                                                 ---- -----------  -----------
Net operating revenue from telecommunication
 services......................................         1,679,355    2,794,150
Cost of services...............................          (819,849)  (1,993,463)
                                                      ===========  ===========
Gross profit...................................           859,506      800,687
                                                      -----------  -----------
Operating expenses:
 Selling expense...............................           (85,999)    (130,214)
 General and administrative expense............          (219,018)    (298,584)
 Other net operating expense...................    4      (77,348)    (475,807)
                                                      -----------  -----------
Operating income (loss) before interest........           477,141     (103,918)
Interest income................................            48,083      114,663
Interest expense...............................           (29,834)     (79,918)
                                                      -----------  -----------
Operating income (loss)........................           495,390      (69,173)
Net other nonoperating expense.................    5     (137,725)     (77,560)
                                                      -----------  -----------
Income (loss) before taxes and other charges...           357,665     (146,733)
Income and social contribution tax (expense)
 benefit.......................................    6      (34,072)     119,022
                                                      -----------  -----------
Income (loss) before employees' profit share
 and minority interests........................           323,593      (27,711)
Employees' profit share........................           (25,485)     (18,000)
                                                      -----------  -----------
Income (loss) before minority interests........           298,108      (45,711)
Minority interests.............................            (3,726)         571
                                                      -----------  -----------
Net income (loss) .............................           294,382      (45,140)
                                                      ===========  ===========
Net income (loss) per thousand shares..........              0.92        (0.14)
                                                      ===========  ===========
Weighted average shares outstanding(in
 thousands)....................................       320,663,550  329,809,117
                                                      ===========  ===========

 See the accompanying notes to these unaudited consolidated condensed financial statements.

                        EMBRATEL PARTICIPACOES S.A.

                            (See Notes 1 and 2)

         UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

               Nine Months ended September 30, 1997 and 1998

             (In thousands of constant Brazilian Reais--R$ of

 December 31, 1997 and thousands of Brazilian Reais--R$ of September 30, 1998)

                                                           Nine Months ended
                                                             September 30,
                                                           -------------------
                                                             1997      1998
                                                              R$        R$
                                                           --------  ---------
Cash provided by operations:
 Net income (loss)........................................  294,382    (45,140)
 Adjustments to reconcile net income (loss) to cash
  provided by operating activities:
  Depreciation and amortization...........................  513,152    593,877
  Minority interests......................................    3,726       (571)
  Losses on disposal and write-offs of permanent assets...  159,961     97,886
  Provision for doubtful accounts (charge-offs)...........      (80)    42,735
  (Increase) in trade accounts receivables................  (88,183)  (231,868)
  (Increase) in taxes recoverable.........................  (25,170)   (54,996)
  (Increase) in other current assets......................  (27,188)   (54,852)
  (Increase) decrease in other noncurrent assets..........   (1,558)  (109,814)
  Increase in payroll and related accruals................    9,608     42,734
  Increase (decrease) in accounts payable and accrued
   expenses...............................................  (30,260)   136,105
  Increase in income taxes................................   87,475    186,177
  Increase in other current liabilities...................    4,154    161,555
  Increase(decrease) in provisions for contingencies......   (6,933)     6,071
  Increase in deferred income.............................    4,867     13,315
  Increase (decrease) in other noncurrent liabilities.....  (29,593)   297,871
                                                           --------  ---------
                                                            868,360  1,081,085
                                                           --------  ---------
Cash flows from investing activities:
 Additions to investments.................................   (6,681)   (27,266)
 Additions to property, plant and equipment............... (600,422)  (819,434)
 Capitalized interest.....................................  (23,432)    (2,846)
 Proceeds from asset disposals............................   13,075      6,468
                                                           --------  ---------
                                                           (617,460)  (843,078)
                                                           --------  ---------
Cash flows from financing activities:
 Loans repaid.............................................  (97,135)  (109,312)
 New loans obtained.......................................   55,171    166,593
 Dividends paid........................................... (234,229)  (296,081)
                                                           --------  ---------
                                                           (276,193)  (238,800)
                                                           --------  ---------
Increase in cash and cash equivalents.....................  (25,293)      (793)
Cash and cash equivalents at beginning of period..........  705,265    754,736
                                                           --------  ---------
Cash and cash equivalents at end of period................  679,972    753,943
                                                           ========  =========

 See the accompanying notes to these unaudited consolidated condensed financial statements.

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

    NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

1. Operations and background

  Embratel Participacoes S.A. (the "Holding Company") was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telecomunicacoes Brasileiras ("Telebras"). Although the Holding Company was not formed until May 22, 1998, the spin-off was effective using balances as of February 28, 1998, and including all income and expense for the period from January 1, 1998 through February 28, 1998 except for the effect of minor cash allocations from Telebras at February 28, 1998. Until August 4, 1998, the date of privatization, the Holding Company was controlled by the Federal Government.

  Embratel Participacoes S.A., through its subsidiary provides international and domestic long-distance telecommunications services in Brazil. These services include data communication, text, sound and image transmission and are performed under the terms of a concession granted by the Federal Government which will expire on December 31, 2005 and may be renewed for a further term of 20 years.

  The Company's business, including the services it may provide and the rates it charges, is regulated by the Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

2. Presentation of the consolidated financial statements

  The consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim information. In the opinion of management, these unaudited consolidated condensed financial statements contain all adjustments, which are of a normal recurring nature, necessary to present fairly the Company's financial position as of September 30, 1998 and the results of operations for the nine months ended September 30, 1997 and September 30, 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Brazil have been condensed or omitted pursuant to the rules and regulations of the SEC.

  These unaudited statements should be read in conjunction with the audited financial statements and the notes thereto included elsewhere in this 20-F. The Company has made no significant changes in accounting policies during the nine months ended September 30, 1998 except as discussed in Note 3.

  The consolidated financial statements present the consolidated financial condition and results of operations of Embratel Participacoes and its subsidiary, Embratel (the "Company").

a. Full indexation to December 31, 1997

  The consolidated financial statements as of December 31, 1997 and for the nine months ended September 30, 1997 were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented and are stated in constant currency as of December 31, 1997.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. Although the Brazilian Institute of Accountants has not yet issued instructions to discontinue restating financial

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  information to constant currency, the Company's management has concluded that the effects of inflation for the nine months ended September 30, 1998 of 1% are not material. Accordingly, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 became the new basis for accounting, and the consolidated statement of income for the nine months ended September 30, 1998 has not been restated for inflation, except for the effect of depreciation expense, and the related tax effect, using balances for fixed assets restated to December 31, 1997.

b. Principles of Consolidation

  These consolidated financial statements include the financial records of the Holding Company and its subsidiary, Embratel. All material intercompany accounts and transactions have been eliminated.

c. Reclassifications

  These financial statements reflect certain classifications that differ from those reflected in the Company's audited consolidated financial statements at December 31, 1996 and 1997 and for the periods ended December 31, 1995, 1996 and 1997 (the "Consolidated Financial Statements"). The principal such differences are: (A) certain expenses classified as selling expense in the Consolidated Financial Statements are classified as cost of services in these financial statements (R$76,451 in the 1997 interim period and R$102,009 in the 1998 interim period) and (B) certain expenses classified as cost of services in the Consolidated Financial Statements are classified as general and administrative expense in these financial statements (R$75,425 in the 1997 interim period and R$96,107 in the 1998 interim period).

  The major items reclassified from selling expense to cost of services were certain labor costs. The major items reclassified from cost of services to general and administrative were third party services and depreciation. Prior to 1997, there was one "operational cost center". During 1997, three cost centers were formed (Services, Engineering and Administration) to more accurately allocate such costs as accounting services, purchasing, treasury, security, etc.

3. Summary of the principal accounting practices

a. Allowance for doubtful accounts

  The Company makes provisions for trade accounts receivable for which recoverability is considered improbable.

b. Property, plant and equipment

  Property, plant and equipment is stated at cost, restated for inflation as of December 31, 1997, which became the new basis for accounting as more fully described in Note 2a. Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. The residual value of old or obsolete equipment is written off at the time the equipment is retired from service, substantially all of which retirement occurs in the year in which such equipment is identified as requiring replacement. Where early identification of a need

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  for replacement occurs, accelerated depreciation is charged through to the date of expected replacement. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators.

  Interest, calculated monthly at a rate of 12% per annum on construction-in-progress, is capitalized as part of property, plant and equipment until the asset is placed in service.

c. Shareholders' equity and earnings per share

  The consolidated financial statements reflect the shareholders' equity of the Holding Company, after segregating as minority interests the participation of minority shareholders in the Holding Company's subsidiary, Embratel, at the historical percentages applicable to shareholders other than the Holding Company. The shareholders' equity has been segregated between capital, reserves and retained earnings.

  For US GAAP purposes, the equity structure utilized for earnings per share computations for all periods presented is that of the new entity formed in May 1998.

d. Use of estimates

  The preparation of consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

e. Revenue

  Revenues from all services are recognized when the service is provided. The Company records as revenue the amount of communication services furnished, as measured primarily by the minutes of traffic processed, after deducting an estimate for billing errors or disputes. Some products are billed on a fixed-price monthly fee basis. For these fixed-price products, bills are generated on a monthly basis and the revenue is recognized in the month billed.

  Revenues from international services also include revenues earned under bilateral agreements between Embratel and foreign telecommunications administrations or private operators, which are influenced by the guidelines of the International Tariff and Trade Regulations and cover virtually all international calls to and from Brazil. These agreements govern the ratio of payment by Embratel to the foreign entities for the use of their facilities in connecting international calls billed in Brazil and by the foreign entity to Embratel for the use of its facilities in connecting international calls billed abroad.

4. Other net operating income (expense)

                                                                Nine months
                                                              ended September
                                                                    30,
                                                              -----------------
                                                               1997      1998
                                                              -------  --------
   Taxes other than income taxes............................. (58,904)  (12,629)
   Provision for contingencies (Note 12)..................... (13,530)   (9,112)
   Municipal and state taxes on property and vehicles........  (3,138)   (3,809)
   Voluntary resignation incentive program (Note 14).........      --   (56,804)
   Pension plan (Notes 13 and 17)............................      --  (341,230)
   Post-retirement healthcare plan (Note 13).................      --   (55,756)
   Other.....................................................  (1,776)    3,533
                                                              -------  --------
                                                              (77,348) (475,807)
                                                              =======  ========

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

5. Net other nonoperating income (expense)

                                                          Nine months ended
                                                            September 30,
                                                          ------------------
                                                            1997      1998
                                                          --------  --------
   Net book value of permanent asset disposals, write-
    offs and provisions:
    Proceeds from asset disposals........................   13,075     6,468
    Capitalized interest.................................    5,675     2,840
    International Partnership............................    6,751    23,518
    Loss on disposals of permanent assets................  (64,436) (104,354)
    Write off on asset impairments....................... (108,600)      --
    Other................................................    9,810    (6,032)
                                                          --------  --------
                                                          (137,725)  (77,560)
                                                          ========  ========

  During the first nine months of 1997, the Company wrote-off telex equipment in the amount of R$108.6 million, which comprised the entire remaining book value of the Company's telex equipment. The write-off resulted from a 71% increase in the cost of leasing the dedicated lines required for the provision of telex services at the end of 1996. Management believed that market conditions would not allow this additional cost to be passed on to telex consumers and, as a result, expected the line of business to become increasingly unprofitable. The amount of the 1997 telex write-off was determined by providing in full against the remaining net book value of the equipment at the time it was removed from service.


  Losses on equipment disposals during the nine months ended September 30, 1998 totaled R$104.3 million which included sales of equipment and scrapping of excess equipment. For the same period in 1997, R$64.4 million in equipment was disposed of in the ordinary course of business.




  The Company records its equity in the income of the international partnership based on its percentage of ownership, which varies over time depending on the utilization rates of the Company and the other partners. The international partnerships correspond to Embratel's interest in two partnerships which own and operate satellites (Intelsat and Inmarsat). At September 30, 1998, the Company's percentages of ownership in the Intelsat and Inmarsat partnerships were 2.104549% and 1.995980%, respectively. The interests are denominated in US dollars. The partnerships are owned by the users of the services and allocate benefits and operating expenses and other costs and expenses to their members, with a targeted return on capital currently set at 17-21%.

  Intelsat historically has allocated undistributed earnings to a reserve account that was not included in shareholders' equity. Amounts were transferred from this reserve account to shareholders' equity, as necessary, in order to ensure that targeted rates of return were met. In 1997, the entire amount of this reserve account was transferred to shareholders' equity.

  Although the matter is not free from doubt, the Company believes that under the terms of the Intelsat partnership agreement amounts included in the reserve account described above are not available for distribution until transferred to shareholders' equity. This matter is not free from doubt because the partnership agreement does not clearly establish the rights of the partners upon withdrawal with respect to undistributed earnings that are not allocated to shareholders' equity. Embratel has been informed by Intelsat that as of March 12, 1999 no partner had withdrawn from Intelsat.

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  Accordingly Embratel has recognized its equity interest in these partnerships based on its share of shareholders' equity, excluding any earnings allocated to the reserve account, so that the year in which income is recognized by Embratel may differ from the year in which it is earned by the partnership. The equity in earnings of the partnerships recorded in each of the periods as other net non operating income (expense) was as follows:

                                                              Nine months ended
                                                                September 30,
                                                              ------------------
                                                                1997     1998
                                                              -------- ---------
      Intelsat............................................... R$ 6,735 R$ 17,122
      Inmarsat...............................................       16     6,396

    Of these amounts, approximately R$4,155 and R$0, were related to amounts which were transferred by Intelsat from the reserve account described above to stockholders' equity in the nine months ended September 30, 1997 and 1998.

6. Income and social contribution taxes

  Brazilian income taxes are comprised of Federal income tax and the social contribution tax. In 1997 and 1998 the rate for income tax was 25% and social contribution tax was 8%. As a result of legislation enacted in 1996 the social contribution tax was no longer deductible for its own computation basis, nor was it deductible for income tax purposes. The changes produced a combined statutory rate of 33% in 1997 and 1998.

  Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated, amortized or disposed of.

  In prior years, the indexation adjustments to permanent assets and shareholders' equity in accordance with the tax law gave rise to a tax deductible expense if the indexation of equity exceeded the indexation of permanent assets, and to taxable income called inflationary profit, if the indexation of permanent assets exceeded that of equity. In the latter case, payment of the related tax liability could be deferred until it had been deemed to have been realized either through depreciation or disposal of the permanent assets in existence at the time the liability was recorded subject to a minimum realization rate of 10% per annum (5% per annum prior to 1995).

  In 1997, Embratel elected to prepay income taxes on inflationary profit that it had previously deferred. Brazilian companies making such a prepayment in relation to 1997 were entitled to a 50% discount on the payment of income tax. The result for Embratel was a gain of R$ 3,153 in 1997 from the reduction of its deferred tax liabilities.

  At September 30, 1998 Embratel had tax loss carryforwards totaling R$ 248,736 for income tax purposes, to offset against future taxable income, for which the future benefits have been fully recognized as deferred tax assets. The offset of accumulated tax losses is restricted to 30% of taxable profits of subsequent periods, but the losses have no expiration date.

  The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

                                                           Nine months ended
                                                             September 30,
                                                           ------------------
                                                             1997      1998
                                                           --------  --------
   Income (loss) before taxes and other charges as
    reported in the accompanying consolidated financial
    statements............................................  357,665  (146,733)
   Tax (charge) credit at the combined statutory rate..... (118,030)   48,422
   Permanent additions:
   Non-deductible expenses................................   (4,161)   (3,581)
   Permanent exclusions:
    Foreign income........................................   83,301    68,991
    Capitalized interest..................................    1,368       710
    Other.................................................      297     4,480
   Other items:
    Early payment incentives..............................    3,153        --
                                                           --------  --------
   Income tax (charge) credit as reported in the
    accompanying consolidated financial statements........  (34,072)  119,022
                                                           ========  ========
   Effective tax rate.....................................       10%      (81%)
                                                           --------  --------

  The composition of deferred tax assets and liabilities, based on temporary differences is as follows:

                                                     December 31, September 30,
                                                         1997         1998
                                                     ------------ -------------
   Deferred tax assets:
    Provisions for contingencies ..................     31,099         3,007
    Tax loss carry forwards .......................    102,557        82,083
    Provisions for permanent asset write-offs .....     47,208        35,334
    Provisions for pension plan vesting; healthcare
     plan and voluntary severance .................         --       149,749
    Accelerated Depreciation.......................         --        16,184
    Provision for doubtful accounts................      3,795        18,017
    Other .........................................      7,514        10,355
                                                       -------       -------
     Total (Note 9) ...............................    192,173       314,729
                                                       =======       =======
   Deferred tax liabilities:
    Current .......................................     22,577        34,413
    Non current ...................................    314,786       265,653
                                                       -------       -------
     Total.........................................    337,363       300,066
                                                       =======       =======

  All of the deferred tax liabilities relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 1997.

                        EMBRATEL PARTICIPACOES S.A.

                            (See Notes 1 and 2)

               NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                     FINANCIAL STATEMENTS--(Continued)

  (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

7. Cash flow information

                                                                 Nine months
                                                             ended September 30,
                                                             -------------------
                                                               1997      1998
                                                             --------- ---------
   Income and social contribution tax paid..................    47,037    21,287
   Interest paid............................................    43,524    39,003
   Non cash transactions:
    Fiscal incentive investments............................       904        --

8. Accounts receivables, net

                                                      December 31, September 30,
                                                          1997         1998
                                                      ------------ -------------
   Accrued amounts ..................................   204,963       457,100
   Billed amounts ...................................   264,312       244,043
   Allowance for doubtful accounts ..................   (11,500)      (54,235)
                                                        -------       -------
                                                        457,775       646,908
                                                        =======       =======

                                                                  Nine months
                                                                     ended
                                                                 September 30,
                                                                 ---------------
                                                                  1997    1998
                                                                 ------  -------
   Allowance for doubtful accounts:
   Beginning balance ...........................................  1,418   11,500
   Provision for doubtful accounts .............................     --   42,735
   Charge-offs .................................................    (80)      --
                                                                 ------  -------
                                                                  1,338   54,235
                                                                 ======  =======

9. Deferred and recoverable taxes

                                                      December 31, September 30,
                                                          1997         1998
                                                      ------------ -------------
   Tax deducted at source ...........................    24,232         2,402
   Social contribution tax recoverable...............     9,948        79,695
   Deferred tax assets ..............................   192,173       314,729
   Sales and other taxes ............................    22,908        24,888
                                                        -------       -------
                                                        249,261       421,714
                                                        =======       =======
   Current...........................................   249,261       304,257
   Non current (included in other assets)............        --       117,457
                                                        -------       -------
     Total...........................................   249,261       421,714
                                                        =======       =======

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

10. Property, plant and equipment, net

  Composition:

                                                      December 31, September 30,
                                                          1997         1998
                                                      ------------ -------------
   Indexed cost:
    Construction-in-progress.........................   1,073,261    1,099,709
    Automatic switching equipment....................   1,648,399    1,647,908
    Transmission and other equipment.................   4,252,347    4,638,233
    Buildings and underground ducts..................   1,350,017    1,423,379
    Other............................................   2,110,401    2,138,327
                                                       ----------   ----------
       Total.........................................  10,434,425   10,947,556
                                                       ==========   ==========
   Accumulated depreciation:
    Automatic switching equipment....................    (844,907)    (934,511)
    Transmission and other equipment.................  (1,777,397)  (2,087,429)
    Buildings and underground ducts..................    (585,362)    (632,201)
    Other............................................    (900,551)    (780,619)
                                                       ----------   ----------
       Total.........................................  (4,108,217)  (4,434,760)
                                                       ==========   ==========
   Property, plant and equipment, net................   6,326,208    6,512,796
                                                       ==========   ==========

  Transmission and other equipment include: aerial, underground and building cables, private automatic exchanges, generating equipment and furniture.

  Other property, plant and equipment include: underground cables, submarine cables, computer equipment, vehicles, land and other assets. Contained within Other property, plant and equipment is land with a book value of R$175,732 and R$193,022 in 1997 and 1998, respectively.

11. Credit agreement defaults

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998 and the privatization of the Company constituted an event of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. A substantial portion (R$449,037) of the Company's outstanding debt is currently in default as a result of the privatization. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness.

  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to renegotiate its

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  credit agreements. The Company believes that creditors will renegotiate the terms of these credit agreements and/or provide appropriate waivers regarding such defaults.

12. Contingencies

  The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, consolidated financial condition or results of operations.

  Telebras, the legal predecessors of the Company, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Any claims against Telebras which are not satisfied by Telebras could result in claims against the Company or the Holding Company. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote.

 Labor claims

  The provision for labor claims amounted to R$11,019 and R$17,090 at December 31, 1997 and September 30, 1998, respectively. These amounts represent management's estimate of the most probable loss in relation to numerous suits filed by current and former employees. An analysis of the movement on the provision is as follows:

                                                    December 31, September 30,
                                                        1997         1998
                                                    ------------ -------------
   Beginning balance ..............................    15,373       11,019
   Provision charged to other operating expenses
    (Note 4) ......................................    18,776        9,112
   Payments .......................................   (23,130)      (3,041)
                                                      -------       ------
                                                       11,019       17,090
                                                      =======       ======

 Tax contingencies

  FINSOCIAL and COFINS taxes

  A predecessor tax to COFINS, called FINSOCIAL, was originally introduced at a rate of 0.5% and was subsequently increased in stages to a rate of 2.0% on gross operating revenues. The timing of these increases was successfully challenged in court by a number of Brazilian companies, giving rise to tax credits on account of past overpayments which could be compensated against current payments of the similar tax, COFINS. The Company recorded a credit for the overpaid FINSOCIAL tax in 1995 after a High Court ruling had been published decreeing the unconstitutionality of the FINSOCIAL rate increases. The Company realized this credit by offsetting overpaid FINSOCIAL taxes against current liabilities to COFINS. Embratel recognized a gain of R$42.9 million in 1995.

  In 1997 Embratel was questioned by the COFINS authorities alleging that it had underpaid the COFINS tax in prior years as a result of taking the FINSOCIAL credit. Embratel and its lawyers are defending this claim, but, because the existence of this dispute was making it difficult for Embratel to obtain tax clearance

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  certificates it required (in order to be able to participate in public bids as a supplier to government entities, import equipment which is tax exempt and record real estate transactions in the public registry), management decided to pay the tax in 48 monthly installments. This gave rise to an additional charge of R$58.9 million in 1997. In April, 1998, as a result of obtaining an initial favorable decision in legal proceedings initiated by the Company to prove the unconstitutionality of charging COFINS for telecommunications services, Embratel suspended its payment of installments under the aforementioned agreement.

 Withholding tax on remittances to foreign communications companies

  The Company regularly makes payments to foreign communications companies to complete international calls that originate in Brazil and terminate in a foreign country. Brazilian income tax law generally requires Brazilian recipients of services from foreign companies to withhold 15% from payments to such foreign companies for such services. However, based on decisions in 1952 of both the Brazilian Finance Ministry and the Taxpayers' Council, the Company has never withheld Brazilian income tax from such payments.

  Brazil is a signatory to the International Telecommunications Agreement of 1989, known as the Melbourne Treaty, in which the members agreed, among other things, not to tax payments of this nature. For this treaty to have legal effect in Brazil, presidential approval is required. Although there has been no indication that such presidential approval will not be granted, it has not been granted to date.

  Should a retroactive presidential decree not be signed, the income tax authorities may reconsider their earlier decisions exempting payments to foreign communications companies from Brazilian income tax. If the authorities were to challenge this exemption and determine that their earlier decisions are no longer applicable to the Company, then they may claim unpaid taxes together with interest and penalties of approximately R$776 million through September 30, 1998. Based on the decisions in 1952 of both the Brazilian Finance Ministry and the Taxpayers' Council to exempt the withholding of Brazilian income tax from payments to foreign communications companies, the Company has never withheld Brazilian income tax from such payments. Accordingly, the accompanying consolidated financial statements do not include any provision for such taxes. Management continually monitors and is evaluating its position with respect to this tax contingency to determine if there have been changes, which could, in the opinion of management, result in an unfavorable outcome to the Company.

 Income tax on net foreign source operating income

  On January 1, 1996 a new Brazilian law came into effect requiring that any income from abroad is subject to corporate income tax. The Company believes that the foreign source operating income of Embratel is not subject to tax because the new law does not cover income from telecommunications services. Additionally, the Company believes that it is exempt in accordance with a specific exemption granted to foreign source telecommunications income before the advent of the new law. If the Company should be challenged by the fiscal authorities, it may be liable to additional income tax which, together with interest and penalties for late payment, would have amounted to a liability of approximately R$512 million at September 30, 1998, for which no provision has been made in the accompanying financial statements. Management continually

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  monitors and is evaluating its position with respect to this tax contingency to determine if there have been changes which, in the opinion of management, could result in an unfavorable outcome to the Company.

 Other taxes

  The determination of the manner in which federal, state and municipal taxes apply to the operations of Embratel is subject to varying interpretations due to the unique nature of its operations. Management believes that its interpretation of Embratel's tax obligations is substantially in compliance with current legislation. Accordingly, any changes in the tax treatment of its operations will be the result of new legislation or interpretive rulings of the tax authorities which will not have any retroactive impact.

 Other litigation

  Management believes it has meritorious defenses to all lawsuits and legal proceedings in which Embratel is a defendant. Based on its evaluation of such matters, and after consideration of reserves established, management believes that the resolution of such matters will not have a material adverse effect on the Company's consolidated financial position or results of its operations.

13. Pension and post-retirement benefit plans

  Embratel sponsors a defined benefit pension plan and a post retirement benefit plan, both managed by the Fundacao Embratel de Seguridade Social (Telos'). Approximately 97% of Embratel's employees are covered by these plans.

  Subsequent to the privatization, the Company created a new defined contribution plan (the "new plan"), through Telos, which was reviewed by the Brazilian government. The Brazilian government approved the new plan on November 18, 1998. All newly hired employees of Embratel will automatically enter the new plan and entry into the existing Embratel pension and post-retirement plans will be frozen. Current Embratel employees have been given the option to migrate from the existing defined benefit pension and post-retirement benefit plans to the new plan. Any employees who elect the new plan will vest in certain pension benefits earned for the service period prior to the conversion date in accordance with a new vesting schedule. In connection with this vesting, Embratel has recorded pension expense of R$341,230 based on actuarial calculations. The option expires on December 31, 1998.

  The new defined contribution plan will provide an employer match on employee contributions based on certain limits, transfer of the defined benefit account balance, employee directed investment, and a lump sum payment from the post-retirement benefit plan, which can be used to assist with medical coverage in the future. Any employees not electing to migrate to the new plan will remain in the existing plan and will not have a future opportunity to move to the new plan.

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  A summary of the plans, in compliance with accounting principles generally accepted in Brazil, is as follows:


                                                   December 31, September 30,
                                                       1997         1998
                                                   ------------ -------------
   Accumulated pension and other post retirement
    benefit obligations...........................   592,307       643,102
   Other obligations..............................    78,810        44,088
                                                     -------       -------
   Total obligations..............................   671,117       687,190
                                                     =======       =======
   Combined plan assets:
    Interest bearing deposits.....................   362,613       468,468
    Stocks and shares.............................   296,619       237,396
    Investment properties.........................    75,110        74,878
    Loans to beneficiaries........................    33,055        35,587
    Other investments.............................    31,311        42,332
                                                     -------       -------
    Total plan assets.............................   798,708       858,661
                                                     =======       =======
   Employer's contributions for the plans during
    the year......................................    61,687        40,803
                                                     =======       =======

  The Company is negotiating with the Brazilian pension regulators (Secretaria de Previdencia Complementar) and the government state companies secretariat to increase the funding of the Telos pension fund. An actuarial study has determined that an additional contribution of R$213,000 is required including R$106,000 relating to an income tax dispute of the pension fund. If the tax dispute is decided in favor of Telos, then only an additional R$107,000 will be required. It is management's intention to pay the additional amount over 20 years. There can be no assurance that these negotiations will continue or result in payment to Telos under the aforementioned terms. This potential additional payment has not been recognized as a liability at December 31, 1997 or September 30, 1998.

 Post retirement health care plan

  During the third quarter of 1998, the Company offered a cash payment to employees who elect to exit the post-retirement health care plan, this option expires on December 31, 1998. Based on estimates of the number of people who will exit the plan, the Company recorded a charge of R$55,756 in the third quarter of 1998.

14. Voluntary resignation incentive program

  The Company recorded a charge in "Other operating income (expense) of R$57.0 million related to a voluntary termination program offered by the Company to employees engaged in activities that are expected to be outsourced. Under Brazilian GAAP, this amount was accrued when the expense became probable and reasonably estimable. Embratel's prior voluntary termination programs (which had similar terms and conditions) provide a basis for estimating the expected employee acceptance rate and cost of the program. For U.S. GAAP, the charge for the voluntary termination program will be recognized in the fourth quarter of 1998 in accordance with SFAS No. 88. This statement requires an employer that offers special termination benefits to employees to recognize a liability and a loss when the employees accept the offer and the amount can be reasonably estimated. The offer expired on November 23, 1998 and 1,537 of the Company's employees accepted the offer, resulting in actual severance payments of R$72 million. For Brazilian GAAP, the difference between the amount accrued in the third quarter and the actual amount will

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  be recorded in the fourth quarter of 1998. Severance payments will be made under this program in the fourth quarter of 1998. Management plans to fund such payments with available cash or cash generated from operations.

15. Share Repurchase

  On September 24, 1998, the Board of Directors of the Registrant authorized the acquisition by the Company of up to 5.9 billion Common Shares and 21.0 billion Preferred Shares within the three month period ending December 24, 1998. The Company may from time to time purchase the Registrant's Common Shares and Preferred Shares but had not done so as of November 30, 1998.

16. Transactions with related parties

  The principal related party transactions take place with the fixed telephony companies which were spun off from Telebras in the privatization. Embratel provides domestic and international long-distance telecommunications services to the customers of the local operating companies. However, all charges to customers are billed by the local operating companies. As a result Embratel normally has a receivable position with each of the local operating companies.

  Before the Breakup and privatization, the Company was the exclusive provider of interstate long-distance service under Brazilian law. Under the regulatory regime in effect before the Breakup and privatization, each cellular and fixed-line company generally operated within one of the 26 states of Brazil or the Federal District and Embratel had the exclusive right to carry calls between any two cellular or fixed-line companies.

  Prior to the Breakup and privatization, Embratel paid a network usage fee if it accesses end customers via the network of a fixed-line telecommunications company. In practical terms, even though the network usage fee includes the costs of a variety of network elements and services, the network usage fee primarily reflects the use of certain facilities of the fixed-line company for which Embratel does not have adequate substitutes, particularly the local loop between local exchanges and end customers.

  Until April 1, 1998, revenues for domestic and international long-distance calls were divided between the Company and the regional fixed-line companies. Under this system, each regional fixed-line company billed its customers for all domestic and international long-distance telephone calls and retained a fixed percentage of the revenue, transferring the remainder of the revenue to the Company. The fixed percentage varied by regional fixed-line company. As of March 31, 1998, the regional fixed-line companies transferred an average of 33% of the total revenue for such calls to Embratel.

  As part of the liberalization of the Brazilian telecommunications sector, this system was eliminated as of April 1, 1998. Under the new system, the Company receives 100% of the revenues from domestic and international long-distance calls and pays certain per-minute interconnection charges to the regional fixed-line companies for connection to and use of their networks. In addition, until June 30, 2001, the Company must pay a supplemental per-minute charge for such interconnection, the Parcela Adicional Temporaria (the "PAT"). The Company does not expect that implementation of this new system will have a material impact on its net income. However, the allocation to the Company of 100% of the revenues generated by long

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  distance calls has caused operating revenues to increase substantially. This increase has been substantially offset by increased cost of services resulting from the network usage charges and PAT paid to the fixed-line companies.

  The Company and MCI WORLDCOM have entered into a Management Agreement effective August 4, 1998, which was approved by the shareholders of the Company, pursuant to which MCI WORLDCOM will provide advice regarding the management, operations and business of the Company. Under the agreement, Embratel is to pay MCI WORLDCOM as compensation for its management services in 1998, 1999 and 2000, an amount equal to one percent of Embratel's annual revenue during each such year. The compensation for management services to be provided in 2001 and 2002 is one half percent of Embratel's annual revenue in each such year. For 2003, the compensation for management services to be provided is two tenths percent of Embratel's annual revenue for such year. Under the Management Agreement, Embratel separately reimburses MCI WORLDCOM for any expenses incurred in connection with the provision of services under the Management Agreement. Embratel had at September 30, 1998 accrued R$27.9 million and R$3.6 million for management services fees and expense reimbursement, respectively, pursuant to the Management Agreement with respect to management services provided from August 4, 1998 to September 30, 1998. Pursuant to the terms of the Management Agreement, the amount of fees accrued with respect to such services was determined based on revenues reported during the period January 1, 1998 through September 30, 1998.

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

17. Summary of the differences between Brazilian and U.S. GAAP

  Embratel's accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). The impact of accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are reflected in the following tables:

  Net income reconciliation of the differences between US and Brazilian GAAP

                                                             Nine months ended
                                                               September 30,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
   Income (loss) as reported...............................   294,382   (45,140)
   Add (deduct):
    Different criteria for:
     Capitalized interest..................................   (19,601)    3,087
     Amortization of capitalized interest..................    34,109    52,203
    Pension and other post retirement benefits:
     SFAS 87 adjustment....................................   (22,034)   (2,479)
     SFAS 106 adjustment and curtailment of post retirement
      Healthcare plan......................................   (11,650)  (19,985)
    Voluntary severance plan...............................        --    56,804
    Stock compensation for shares sold to Employees by the
     Federal government....................................        --   (52,000)
    Change in pension plan.................................        --   282,230
    Reversal of COFINS tax credit..........................    42,900        --
    Payment for voluntary exit from post-retirement
     healthcare plan.......................................        --    55,756
    Items posted directly to shareholders' equity accounts:
     Deferred tax effect of the non deductibility of the
      indexation increments to
      shareholders' equity.................................  (132,676)    1,207
     Effects of changes in income tax rates................     2,917        --
     Fiscal incentive investments..........................       904        --
     Interest on construction in progress..................    60,821    62,545
    Deferred tax effect of the above adjustments...........    (7,829) (143,181)
    Effect of minority interest in the above adjustments...      (652)    4,400
                                                             --------  --------
   US GAAP income(2).......................................   241,591   255,447
                                                             ========  ========

  Net income per thousand shares in accordance with US GAAP

                                                           September 30,
                                                      ------------------------
                                                         1997         1998
                                                      ----------- ------------
   Basic:
   Common shares.....................................        0.75          .78
   Weighted average (thousand) common shares
    outstanding...................................... 124,351,903  124,351,903
   Preferred shares..................................         .75          .78
   Weighted average (thousand) preferred shares
    outstanding(1)................................... 196,311,647  205,457,214

(1) Weighted average preferred shares outstanding includes from April 1998 the 13,718,350 thousand preferred shares issued in April 1998.

(2) US GAAP net income for the nine months ended September 30, 1997 does not include net income relating to the discontinued operations of Telebras and its subsidiaries, except for those operations of Embratel. (See Note 29 to the Consolidated Financial Statements for the years ended December 31, 1995, 1996 and 1997.)

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  Net equity reconciliation of the differences between US and Brazilian GAAP

                                                    December 31, September 30,
                                                        1997         1998
                                                    ------------ -------------
   Total shareholders' equity as reported..........   5,908,044    5,925,958
   Add (deduct):
     Different criteria for:
       Capitalized interest........................    (925,395)    (916,042)
       Amortization of capitalized interest........     432,702      484,905
     Reversal of proposed dividends and net
      interest on capital..........................     296,081          --
     Reversal of dividend distribution tax.........      23,810          --
     Pension and other post retirement benefits:
       SFAS 87 adjustment..........................    (507,938)    (228,187)
       SFAS 106 adjustment.........................    (166,015)    (186,000)
   Provision for voluntary exit from post-
    retirement healthcare plan.....................         --        55,756
   Voluntary severance plan........................         --        56,804
   Deferred tax effects of the above adjustments...     384,993      241,812
   Effect of minority interest on the above
    adjustments....................................       5,772        1,372
                                                     ----------    ---------
                                                      5,452,054    5,436,378
   US GAAP net assets of discontinued operations...  26,591,377          --
                                                     ----------    ---------
   US GAAP shareholders' equity(1).................  32,043,431    5,436,378
                                                     ==========    =========

  --------

  (1) The presentation of the U.S. GAAP adjustments to the total net equity of the Company at December 31, 1997, is consistent with the presentation in the published consolidated financial statements of Telebras except for (1) reversal of COFINS tax credits totalling R$ 137,819 recorded in 1994, 1995 and 1996 under Brazilian GAAP relating to a tax dispute which for U.S. GAAP purposes do not meet the SFAS 5 criteria for gain recognition and (2) reversal in 1997 of the R$42,900 COFINS gain recognition adjustment in respect of the continuing operations of the Company when Embratel again recognized a liability for COFINS.

  The deferred tax effect of the US GAAP adjustments relating to continuing operations noted above of R$384,993 in 1997 and R$241,812 in 1998, would principally be classified as non-current on the balance sheet.

  Under US GAAP R$449 million of long-term debt would be classified as current due to the default described in Note 11.

A description of the U.S. GAAP differences which arose during 1998 are as follows:

a) Pension and post-retirement healthcare plan

  Employees were offered the option to convert to a defined contribution plan in the third quarter of 1998. As part of the incentive for employees to convert to the new plan, those employees that elected to convert automatically vest in any pension benefits earned for the service period prior to conversion date. The actuarial calculation of those vested benefits totaled R$341million under Brazilian GAAP. The pension obligation arising from such conversions is expected to be funded over seventeen years, which is the

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

  actuarial estimate of the average remaining working life of the converting employees. The third quarter charge is based on such actuarial estimates. In accordance with U.S. GAAP, this change has been treated as a curtailment under SFAS No. 88, resulting in a charge of $R59 million, which is lower than the Brazilian GAAP charge due to the fact that a large portion of those liabilities had been previously recorded under SFAS No. 87 for U.S. GAAP purposes.

b) Voluntary Severance Plans

  Under Brazilian GAAP, an expense that is known and can be reasonably estimated must be accrued in the period it can be estimated. The Company accrued R$57 million related to a plan offered to employees beginning in the third quarter of 1998 for voluntary termination (See Note 14). Under U.S. GAAP, restructuring expenses can only be accrued in the period in which the amount is actually fixed and determinable.

c) Stock Compensation

  As part of the privatization of the Telebras System, the Federal Government offered Telebras System employees the right to purchase the Federal Government's entire holding of Telebras preferred shares and preferred shares of each of the twelve new holding companies formed as a result of the breakup of Telebras ("New Holding Companies") (representing 2.18% of the outstanding capital stock of Telebras and of each New Holding Company) at a price of R$69.24 per lot of 13,000 shares (each a "lot" and comprised of 1,000 preferred shares of each of Telebras and the twelve New Holding Companies). This price represents a 50% discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. Each employee had the right to purchase up to 144 lots of 13,000 preferred shares, subject to proration if the shares are oversubscribed.

  The Federal Government has made 7.2 million lots available for sale, or 60% of the 12.1 million lots that would be taken up if each employee purchased the maximum 144 lots allowed. The period to sign up to purchase the shares ended on October 30, 1998. On August 4, 1998, the date on which the offer to employees commenced and the measurement date for 60% of the shares, the market price of 1,000 Telebras shares was R$127.20. Under U.S. GAAP, the charge for the third quarter would be approximately R$52 million, which represents Embratel's share of the offer price/market price differential on 60% of the shares offered for which the measurement date was August 4, 1998. As of October 30, 1998, the original expiration of the program, Embratel employees had subscribed to 859,584 lots. This amount is slightly below the 60% pro rata portion available to those employees, however the R$2.0 million reduction of expense that would have resulted from this shortfall was not recorded in the fourth quarter, as the Brazilian government has extended the expiration of the program to April 9, 1999. Pursuant to the extension, employees can rescind their subscriptions at any time prior to April 9, 1999 and shares relating to rescinded subscriptions will be reassigned to the remaining subscribers on a pro rata basis. Any difference between the 60% of the shares already recorded and the ultimate number of shares subscribed by Embratel employees will be recorded at the new expiration date. Based on subscriptions as of October 30, 1998 and the fact that the market price of the shares is still higher than the exercise price, the Company believes that there will not be a significant change in the original amount of shares recorded.

  Although the Federal Government, rather than the Company or Telebras offered the shares to employees, under U.S. GAAP the deemed compensation amount is "pushed down" to each of the New Holding Companies in accordance with the number of shares purchased by each New Holding Company and its subsidiaries' employees.

                       EMBRATEL PARTICIPACOES S.A.

                           (See Notes 1 and 2)

              NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED

                    FINANCIAL STATEMENTS--(Continued)

 (Amounts expressed in thousands of constant Brazilian reais, of December 31,
                                  1997),

           (thousands of Brazilian reais of September 30, 1998)

d) Classification

  For purposes of U.S. GAAP income statement presentation, employee profit sharing of R$(25,485) and R$(18,000) and net other nonoperating expense of R$(137,725) and R$(77,560) for the nine months ended September 30, 1997 and 1998, respectively, are considered operating expenses.

18.Loss-making Services

  The Company offers a number of ancillary telecommunication services pursuant to licenses. Under the terms of the licenses, the Company is generally required to continue for an indefinite period to offer to its existing customers at July 27, 1998 (the date such licenses were granted) telex and dedicated line telegraph, radio signal and television signal satellite retransmission, mobile satellite communications, mobile maritime telecommunications and certain data communications services. The Company is also required to continue to offer telex services to new customers through August 2001 (or such later date as is required for another service provider to offer the same service). The Company is effectively prohibited from increasing the fees charged for the above-described services (except, in some cases, for increases up to the rate of inflation). The Company has generated losses from the provision of these services and expects to continue to do so in the future.

  Management does not consider the services described above to constitute a separate line or lines of business and historically has not accounted for them separately. Management estimates that these activities generated gross losses (net operating revenues less cost of services) of approximately R$78 million in each of 1995 and 1996, R$45 million in 1997 and R$32 million in the first nine months of 1998. Management expects that these activities will continue to generate losses and that the aggregate of such losses will range from approximately R$120 and R$150 million between September 1998 and September 2001. This estimate was computed by comparing projected direct costs (mainly labor, materials and depreciation) of the services over the three years from August 1998 (or shorter periods, in some cases) to revenues projected to be generated by the services over the same periods. Management believes that the level of losses will decline after 2001, by which time management believes it should be possible to substantially reduce the provision of such services.

19.Subsequent events

  On January 13, 1999, the Central Bank of Brazil effectively devalued the Brazilian real by 8% by resetting the band within which the currency was permitted to trade. On January 18, 1999, the band was suspended and the currency allowed to float freely. Since that time, the exchange rate has been very volatile and the market rate was R$2.0033 to each U.S. dollar as of February 24, 1999. At September 30, 1998, virtually all of the Company's R$637,155 of debt is denominated in foreign currency and the Company has not hedged its debt against devaluation. The net foreign currency liability position of R$541,591 at September 30, 1998 has not changed significantly since that date.